SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

MANAGEMENT PROPOSAL

FOR THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2018

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem”) submits this management proposal (“Proposal”) related to the Ordinary and Extraordinary General Meeting of Braskem to be held on April 30, 2018 (“Meeting”), in accordance with the provisions of the Brazilian Securities Commission (“CVM”) Ruling No. 481, of December 17, 2009, as amended (“CVM Normative Ruling No. 481”).

Considering the Company’s interest, the Management presents the following information with regard to the matters included in the agenda for the aforementioned Meeting:

I. In Ordinary General Meeting:

1.            Review, discuss and vote on the Management Report and respective Managers’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2017, accompanied by the Independent Auditors’ Report and the Fiscal Board’s Report

As approved by the Company’s Board of Directors in a meeting held on March 28, 2018, pursuant to Article 26, item “v”, of its Bylaws, the Management of the Company submits to your examination the Management Report, the Financial Statements of the Company, containing explanatory notes for the fiscal year ended on December 31, 2017, accompanied by the Independent Auditors’ Report and the Company’s Fiscal Board’s Report, which were made available to the investors on March 29, 2018. The announcement set forth in the main section and Paragraph 1 of article 133 of Law 6,404, of December 15, 1976, as amended (“Corporation Law”), shall be published in the Official Gazette of the State of Bahia and in the newspaper “Correio da Bahia”, pursuant to article 124 of the Corporation Law.

Also pursuant to article 133 of the Corporation Law, article 9 of CVM Normative Ruling No. 481, and article 25, item IV, of CVM Ruling No. 480, of June 7, 2009, as amended (“CVM Normative Ruling No. 480”) the documents provided by the Company’s management for your analysis of the Management accounts are:

(i)             Management Report on the company’s business and major administrative events of the fiscal year ended on December 31, 2017;

(ii)           Financial Statements and explanatory notes for the fiscal year ended on December 31, 2017;

(iii)          Form of Standard Financial Statements - DFP;

(iv)         Independent Auditors’ Report;

(v)           Fiscal Board’s Report;

(vi)         Statement by the Officers that they have reviewed, discussed and agreed to the opinions expressed in the Independent Auditors’ Report, informing the reasons, in case of disagreement;

(vii)        Statement by the Officers that they have reviewed, discussed and agreed to the Financial Statements;

(viii)      The comments by the Company’s managers, pursuant to item 10 of its Reference Form (Exhibit I to this Proposal); and

(ix)         Capital budget proposal prepared by the Management (Exhibit II to this Proposal).

2.            Resolve on the approval of the Capital Budget

The Management of the Company proposes that the shareholders resolve on the capital budget for the financial year of 2018 for the period of one (1) year, pursuant to article 196 of the Corporation Law and article 25, paragraph 1, item IV, of CVM Normative Ruling 480, as per Exhibit II to this Proposal.

3.            Examine, discuss and vote on the Management’s Proposal for the allocation of the net profit of the financial year ended on December 31, 2017

The Management of the Company proposes that the shareholders resolve on the allocation of the net profit of the financial year ended on December 31, 2017, as per Exhibit III to this Proposal.

4.            Resolve on the election of the members of the Company’s Board of Directors, as well as its President and Vice President, under article 19 of its Bylaws

The Management of the Company proposes that the shareholders resolve on the election of eleven (11) effective members and their respective alternates for its Board of Directors for a unified term of office of two (02) years, which will be effective until the date of the Ordinary General Meeting which will resolve on the financial statements of the Company for the fiscal year to end on December 31, 2019, as set forth in articles 18 and 20 of the Company’s Bylaws.

Exhibit IV to this Proposal includes the list and information about the candidates recommended by the Company’s  controlling company and by Petróleo Brasileiro S.A. Petrobras (“Petrobras”) pursuant to the provisions of article 10 da CVM Ruling No. 481.

In the case of the Company, if only the majority election of the members of the Board of Directors takes place, pursuant to article 129 of the Corporation Law, all members recommended by the Company’s controlling company and by Petrobras will be elected.  Further, in case of majority voting, if the separate voting is requested (as explained below) and is successful (pursuant to article 141, paragraph 4 or paragraph 5, of the Corporation Law, observing the limits and requirements indicated above), in practice, ten (10) members recommended by the Company’s controlling company and by Petrobras will be elected, in addition to one (1) effective member and respective alternate elected by the separate vote of the minority shareholders, since the number of outstanding common shares is not sufficient for election pursuant to item (i) of the paragraph below.

There may be separate voting by the Board of Directors’ member if requested: (i) by shareholders holding common shares that represent, at least, fifteen percent (15%) of all voting shares of the Company, pursuant to article 141, paragraph 4, item I, of the Corporation Law; or (ii) by shareholders holding preferred shares that represent, at least, ten percent (10%) of the total capital of the Company, pursuant to article 141, paragraph 4, item II, of the Corporation Law. If the quorums set forth in items (i) and (ii) are not achieved, the separate voting for the election of one (1) effective member and respective alternate may be required by holders of common shares and preferred shares jointly representing, at least, ten percent (10%) of the total capital of the Company, pursuant to article 141, paragraph 5, of the Corporation Law.  Such right may only be exercised by the shareholders that evidence their continuous ownership of the shareholding required for at least three months immediately before the Meeting.

It should be clarified that although the applicable legislation and regulations establish that common shareholders holding common shares representing at least five percent (5%) of the Company's share capital with voting rights may require the adoption of multiple votes for the election of members of the Board of Directors (Article 141 of the Corporation Law and CVM Ruling No. 165, of December 11, 1991, as amended), since the number of common shares issued by the Company in circulation do not reach the required quorum, the adoption of multiple votes is not a possible scenario.

In this same aspect, a separate election of a member of the Board of Directors requested by common shareholders, as mentioned in item 4, (i) above, will also be inapplicable, since the holders of common shares do not represent15% of the Company’s outstanding shares.

5.            Resolve on the election of members of the Company’s Fiscal Board

The Company’s Management proposes to resolve on the election of five (05) effective members and their respective alternates to the Company’s Fiscal Board, for a term of office of one (01) year effective up to the date of the next Ordinary General Meeting concerning the financial year to end on December 31, 2018, pursuant to articles 40 and 41 of its Bylaws.

Exhibit IV to this Proposal includes the list and information about the candidates recommended by the Company’s controlling company, pursuant to article 10 of CVM Normative Ruling No. 481.

6.            Resolve on: (i) the annual and global compensation of the managers and members of the Fiscal Board for the fiscal year to end on December 31, 2018; and (ii) new ratification the compensation amount approved for the fiscal year ended on December 31, 2017

The total amount proposed for the financial year of 2018 related to the overall compensation of the Managers in 2018 is seventy-two million, five hundred and ten thousand, six hundred and ninety-one Reais and sixty-one centavos (BRL 72,510,691.61), including fixed and variable fees and related to payroll charges recognized in the Company’s results, as well as all applicable benefits.  Moreover, the Management proposes for the financial year of 2018 the amount of one million, thirty thousand, one hundred and four Reais (BRL 1,030,104.00) concerning the compensation to the Fiscal Board’s members, in compliance with the provision of article 162, paragraph 3, of the Corporation Law; therefore, totaling a global compensation to the Administrator and the Fiscal Board in the amount of seventy-three million, five hundred and forty thousand, seven hundred and ninety-five Reais and sixty-one centavos (BRL 73,540,795.61).

Pursuant to article 12 of CVM Normative Ruling No. 481, this Proposal contains thorough information referring to the setting of compensation for Managers and their Fiscal Board, pursuant to its Exhibits V and VI.

The annual and global compensation amount proposed above is based on a composition estimate for Managers’ fees pursuant to market reference, considering monthly fees (offset arising from inflation and merits), short-term (according to seniority and goals) and long-term (according to the Long-Term Incentive Plan - ILP approved or the year) variable fees and benefits.

Regarding the new ratification of the annual and overall compensation amount approved for the financial year ended on December 31, 2017, the additional amount of seven hundred and forty-one thousand, five hundred and forty-eight Reais and fifty-seven centavos (BRL 741,548.57) - object of resolution - results from the offsetting of the amounts overpaid to the Directors in 2017, against what was underpaid to the Executive Office in 2017.

The amount overpaid to the Directors results from the redefinition of the Company's Governance model, which increased the participation of independent Directors in the Company's Board of Directors and the compensation of the members of the Board’s Committees, which ended up impacting the Directors' remuneration strategy with a view to making the Company more competitive in the market.

II.            In Extraordinary General Meeting:

7.            Resolve on the amendment to article 4 of the Company's Bylaws as a result of the share conversion exercised by minority shareholders of class "B" preferred shares;

The Company's management proposes to resolve on the amendment to article 4 of the Company's Bylaws as a result of the share conversion exercised by minority shareholders of class "B" preferred shares, in order to reflect its updated share capital, which shall increase from eight billion, forty-three million, two hundred and twenty two thousand, eighty Reais and fifty centavos (BRL 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and fifty-seven thousand, six hundred and four (797,257,604) shares - of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares; three hundred and forty-five million, ten thousand, six hundred and twenty-two (345,010,622) are class "A" preferred shares; and five hundred and seventy-eight thousand, three hundred and thirty (578,330) are class "B" preferred shares - to eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (BRL 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and eighteen thousand, six hundred and four (797,218,604) shares - of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares; three hundred and forty-five million, forty-nine thousand, six hundred and twenty-two (345,049,622) are class "A" preferred shares; and five hundred thousand, three hundred and thirty (500,330) are class "B" preferred shares.

The origin and justification of the proposed amendment, its legal and economic effects, as well as the version of Article 4 of the Company's Bylaws marked with the proposed amendments, pursuant to article 11, items “I” and “II” of CVM Ruling 481, are included in Exhibit VII of this Proposal. In addition, a copy of the Bylaws containing the highlighted amendments can be found in Exhibit VIII of this Proposal.

8.            Resolve on the inclusion of paragraphs 1, 2 and 3 in article 18 of the Company's Bylaws, to provide for a minimum percentage of 20% of independent members of the Board of Directors

The Company's management proposes to resolve on the inclusion of paragraphs 1, 2 and 3 in article 18 of the Company's Bylaws, in order to provide for a minimum percentage of 20% of independent members of the Board of Directors.

The origin and justification of the proposed amendment, its legal and economic effects, pursuant to article 11, items “I” and “II” of CVM Ruling 481, are included in Exhibit VII of this Proposal. In addition, a copy of the Bylaws containing the highlighted amendments can be found in Exhibit VIII of this Proposal.

9.            Resolve on the amendment to the Bylaws for the inclusion of a Compliance chapter, providing for the creation of a Bylaws Compliance Committee and the formalization of the existence of a compliance department in the Company

The Company's management proposes to resolve on the inclusion of a Compliance chapter in its Bylaws, providing for the creation of a permanent Compliance Committee composed of at least three (3) independent members of the Board of Directors, appointed by the Board itself, in accordance with the internal regulations to be created in due course.

Accordingly, the Company's intends to formalize the existence of a department dedicated to compliance activities in the Company, led by a member of the senior management. Said member shall report directly to the Compliance Committee, not being subordinated to or bound to any other area and/or to any other officer, and who shall be ensured the powers necessary to make sure that their duties are performed independently.

The origin and justification of the proposed amendment, its legal and economic effects, pursuant to article 11, items “I” and “II” of CVM Ruling 481, are included in Exhibit VII of this Proposal. In addition, a copy of the Bylaws containing the highlighted amendments can be found in Exhibit VIII of this Proposal.

III.          Shareholders’ Representation

Shareholders may participate in the Meeting in person or by an attorney-in-fact duly appointed, or through remote voting bulletin (“Bulletin”), and the detailed guidelines regarding the necessary documentation are set forth in the Bulletin template included in Exhibit IX to this Proposal. We describe below additional information on the participation in the Meeting:

                (a) In person or by Physical Proxy: with a view to expediting the works of the Meeting, the Company’s Management requests that the Shareholders file with the Company, 72 hours prior to the date scheduled for the Meeting, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares within 8 days from the Meeting; (ii) proxy, duly compliant with the law, in case of representation of the shareholder, with grantor’s signature certified by a notary public, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board election if the shareholder is a legal entity; and/or (iii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body.  Shareholders or their legal representatives shall attend the Meeting in possession of the proper identification documents.  However, it is worth stressing that, under paragraph 2 of article 5 of CVM Normative Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company. The Company shall not accept powers of attorney granted by shareholders through electronic means.

                (b) Remote Voting Bulletin: the Company shall adopt the remote voting system under the terms of CVM Normative Ruling No. 481, thus allowing its Shareholders to send their votes pursuant to Exhibit IX to this Proposal:  (i) through their respective custody agents; (ii) through the registrar of the Company’s shares (Itaú Corretora de Valores S.A.); or (iii) directly to the Company, as per the guidelines contained in the Bulletin and in item 12.2 of the Reference Form.

The Bulletin included in Exhibit IX hereto presents the matters comprising the Meeting’s agenda, described in items 1 to 9 of this Proposal. The shareholders who choose to cast their votes remotely at the Meeting shall fill out the Bulletin made available by the Company, stating if they wish to approve, reject or abstain from voting on the resolutions described in the Bulletin, in compliance with the procedures described above.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

***

EXHIBIT	PAGE
EXHIBIT I - Comments by the Company’s managers, pursuant to item 10 of the Reference Form.	8

EXHIBIT II - Capital Budget Proposal prepared by the Management.	60

EXHIBIT III - Proposal of allocation of the net profit for the fiscal year ended in 2017, containing, at least, the information indicated in Exhibit 9.1.II of CVM Normative Ruling No. 481.	62

EXHIBIT IV – Indication of managers to occupy the positions of effective and alternate members of the Board of Directors and Fiscal Board of the Company, according to information provided in items 12.5 to 12.10 of the Reference Form, under the terms of article 10, item I, of CVM Normative Ruling No. 481.	68

EXHIBIT V – Proposal for compensation of the managers, under the terms of article 12, item I, of CVM Normative Ruling No. 481.	94

EXHIBIT VI – Proposal for compensation of the managers, as informed in item 13 of the Reference Form, under the terms of article 12, item II, of CVM Normative Ruling No. 481.	95

Exhibit VII - Report on the change to clause 4, 18, 29 and 30, of the Bylaws, and copy, in the form of a table, containing the amendments proposed by the Management in highlight, pursuant to article 11, items “I” and “II”, of CVM Ruling 481.	120

EXHIBIT VIII - Company’s Bylaws containing the proposed amendments in highlight.	122

EXHIBIT IX – Remote voting bulletin.	135

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

EXHIBIT I

MANAGEMENT PROPOSAL

FOR THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2018

Comments by the Company’s Managers, pursuant to item 10 of the Reference Form.

10.   Officers comments

10.1  General financial and equity conditions

(a)         Officers’ comments on the general financial and equity conditions

The Officers understand that the Company presents financial and equity conditions that are compatible with its area of operation and are enough to implement its strategic goal of meeting the needs of its Clients in the value chain of the chemical, petrochemical and plastic industry in Brazil and in the world, maximizing the value for its shareholders.

Regarding the equity conditions of the Company, on December 31, 2017, the consolidated shareholders’ equity attributable to the Company’s 1 shareholders was of BRL 6,518 million, compared to BRL 2,739 million on December 31, 2016, and BRL 1,630 million on December 31, 2015. For further information, see item 10.1 (h) of this proposal.

The return on equity, expressed by the net earnings on the shareholders’ equity, in the fiscal years ended on December 31, 2016, 2015 and 2014 were, respectively, of 0.63%, (0.15%) and 1.84%.

On December 31, 2017, the Company’s net indebtedness (USD 6,031 million/BRL 19,951 million) was reduced by 2% in comparison to the indebtedness on December 31, 2016 (USD 6,139 million/BRL 20,007 million), which, in turn, was 13% higher than the net indebtedness presented on December 31, 2015 (USD 5,409 million/BRL 21,122 million).

The Company’s financial leverage, measured by the ratio net debt/EBITDA, in the last three fiscal years, when measured in Dollars, was respectively of 1.91x, 1.95x and 1.91, a 2%-reduction compared to December 31, 2016, which presented a 2%-increase compared to December 31, 2015, due to the Leniency Agreement provision. For further information, see item 10.1 (h) of this proposal.

1 Ignoring (non-controlling shareholder) Idesa S.A.P.I’s equity interest in the controlled company Companhia Idesa S.A.P.I..

In the fiscal year ended on December 31, 2017, the Company registered a record EBITDA of USD 3,872 million (BRL 12,334 million), in comparison with USD 3,304 million (BRL 11,507 million) in the fiscal year ended on December 31, 2016, and USD 2,797 million (BRL 9,335 million) in the fiscal year ended on December 31, 2015. For further information, see item 10.2 (b) of this proposal.

Based on the information above, the reduction of the net indebtedness in the last three fiscal years was explained by the strong cash generation by the operating activities in the period.

Due to this strong cash generation and to the commitment to financial soundness, the Company’s liquidity indicators improved in the last three fiscal years, as presented in the table below:

	Fiscal year ended on December 31
	2017	2016	2015
Net Liquidity (x) (1)	0.94	0.71	1.03
General Liquidity (x) (2)	1.13	1.03	1.02
Leverage (x) (3)	1.91	1.95	1.91

Current Liquidity = Current Assets / Current Liabilities

2 General Liquidity = (Current Assets + Non-Current Assets) / (Current Liabilities + Non-Current Liabilities)

3Leverage = [(Gross Debt + Derivatives + Leniency Agreement) – Cash]/ EBITDA – Does not consider Braskem Idesa’s (controlled company) net debt and EBITDA. Sums in USD - Does not consider Braskem Idesa’s net debt, cash and EBITDA. The cash balance and investments exclude USD 133 million of financial investments used as collateral for Company’s obligation related to the creation of a reserve account for the project finance of the controlled company Braskem Idesa and considers the financial investments in government bonds kept for trade referring to Treasury Bills (“LFTs”) issued by the Brazilian federal government. These bonds’ maturity exceeds three months, have immediate liquidity and have a short-term realization expectation.

(b)        Officers’ comments on the capital structure

The officers indicate, in the table below, the Company’s capital structure evolution in relation to the last three fiscal years:

Capital Structure	Fiscal year ended on December 31
	12/31/2017		12/31/2016		12/31/2015
	Millions of BRL	%	Millions of BRL	%	Millions of BRL	%
Net equity	6,005	11%	1,721	3%	945.	2%
Third-Party Capital	47,707	89%	50,101	97%	59,681	98%

The third-party capital is mainly formed as follows:

Third-Party Capital	12/31/2017		12/31/2016		12/31/2015
	Millions of BRL	%	Millions of BRL	%	Millions of BRL	%
Financing	26,675	50	23,331	47	27,351.	46.
Stock Market	20,150	42	14,029	28	16,787	28
National Government Officials	716	2	3,245	6	4,102	7
Foreign Public Officials	742	2	380	1	528	1
Structured Operations	735	2	2,389	5	2,338	4
Working Capital	1,332	3	3,288	7	3,596	6
Transactions with derivatives	7	0	890	2	1,178	2
Project Finance Braskem Idesa	9,691	20	10,438	21	12,277	21
Leniency Agreement	1,629	3	2,853	6	-	-
Suppliers	5,525	12	6,747	13	12,418	21
Loan from non-controlling shareholder at BraskemIdesa	1,757	4	1,621	3	1,539	3
Other	5,423	11	4,221	8	4,906	8
Total	47,707	100	50,101	100	59,681	100

The Company seeks to diversify its financing sources by using funds from the stock market, government officials, working capital and other structured operations. The Company’s financial strategy remains focused on raising funds on the stock market, keeping back credit lines available for working capital operations.

The reduction of the balance of government officials in the last three fiscal years is related to the latest operating policies for loans of the Brazilian Economic and Social Development Bank (BNDES), which reduced the bank’s participation in the chemical industry’s investment projects.

(c)         Officers’ comments on the ability to pay financial commitments undertaken

The Company’s officers believe that the levels of financial leverage and liquidity are proper for the Company to fulfill its present and future obligations and to enjoy commercial opportunities as they appear, although the Company’s officers cannot guarantee that this situation will remain the same.

The Company assumed commitments (raising funds from third parties2) in the fiscal year ended on December 31, 2017, in the total amount of BRL 8,492 million, compared to BRL 4,108 million raised in the fiscal year ended on December 31, 2016, and BRL 5,482 million raised in the fiscal year ended on December 31, 2015. The strategy of undertaking commitments has the purpose of stretching the debt profile. Considering the funds from third parties taken by the controlled company Braskem Idesa, the total amount of funds raised is of BRL 8,680 million in the fiscal year ended on December 31, 2017, BRL 4,612 million in the fiscal year ended on December 31, 2016, and BRL 6,983 million in the fiscal year ended on December 31, 2015.

In all three fiscal years, the Company tried to keep its level of liquidity elevated, reflecting its payment ability via operational cash flow generation and the maintenance of stand-by lines, thus ensuring the coverage of its obligations in 40 months on December 31, 2017.

The Company’s ability to pay, however, may be affected by several risk factors.

2 This indicator does not consider the controlled company Braskem Idesa’s debt, in the amount of USD 3.1 billion, because it is a project finance, and therefore must be exclusively repaid with the project’s cash generation.

In short, it is possible to say that the Company’s main cash needs comprise: (i) working capital needs; (ii) payment of debt service; (iii) capital investments related to investments in operations, modernization and strategic investments; and (iv) payment of dividends related to shares and/or interest on shareholders’ equity. In order to meet these cash needs, the Company has been traditionally relying on the cash flow derived from its operating activities, with short and long-term loans and issuing bonds in the national and international stock markets.

On December 31, 2017, the Company maintained its investment grade ratings given by Standard & Poor's (BBB-) and Fitch Ratings (BBB-) and presented a credit risk that exceeded the sovereign risk by the three major risk credit rating agencies (S&P, Fitch and Moody’s).

Agency/Year	2017	2016	2015
Fitch Ratings	BBB- Stable	BBB- Stable	BBB- Negative
Standard & Poor’s	BBB- Negative	BBB- Negative	BBB- Negative
Moody’s	Ba1 Negative	Ba1 Negative	Baa3 Negative

(d)        Sources of funds for working capital and capital expenditures used

The Company used loans as sources of funds for working capital and capital expenditures, in addition to its own operating cash generation, as well as it issued non-convertible bonds to the stock market abroad. The operating activities generated a net cash of BRL 2,462 million in 2017, compared to BRL 4,458 million in 2016 and BRL 7,092 million and 2015.

The Company funds its working capital, whenever necessary, with export credit operations, in the types ACCs (Advances on Exchange Contracts) and PPEs (Export Pre-Payment), and true sale/assignment of receivable operations.

On December 31, 2017, there was no outstanding balance of ACC and PPE operations. On December 31, 2016, the Company registered approximately BRL 521 million in ACC and PPE operations, compared to BRL 254 million ACCs on December 31, 2015. Among the most relevant financial operations in the last three fiscal years to finance the working capital and the capital expenditures, we highlight:

  Project Finance Mexico, Ethylene XXI:

The investment accrued until the end of 2016 totaled USD 5.2 billion, of which (i) USD 3.2 billion of the debt came as project finance and (ii) USD 2 billion as shareholders’ investment and subordinate loans.

  Funds for current investments and other strategic projects:

To fund investments in Brazil, the Company directly accesses government agencies, such as: BNDES, Banco do Nordeste do Brasil and FINEP, and indirectly, Brazilian Northeast Development Fund through transfers from Banco do Brasil.

In 2017, no such funds were released for the Company, and there has been a total expenditure of BRL 159 million in 2016 and BRL 421 million in 2015.3

  Funds from the Banking Market:

Between the fiscal years ended on December 31, 2014 and 2016, the Company borrowed BRL 11,361 million from the banking market in Brazil and abroad, using several credit types, which have been entirely received by the Company. On December 31, 2017, the outstanding principal of these operations was of BRL 2,046 million, compared to the outstanding BRL 5,960 million on December 31, 2016.

  Funds from the Stock Market:

In 2017, the Company made the largest issuance of bonds of its history, with the lowest cost, in the total amount of USD 1,750.0 million.

(e)   Sources of funds for working capital and capital expenditures that it intends to use as a means of covering liquidity shortfalls

The officers believe they can cover occasional liquidity shortfalls of the Company with a combination of: (i) finds from the Company’s operations in general; (ii) funds from financing projects, including new actions to raise money and refinancing the already-existing debt; and (iii) funds derived from the reduction of the operational cycle and consequent reduction of the need for working capital funds.

The Company funds its working capital, whenever necessary, with export credit operations, in the types ACCs (Advances on Exchange Contracts) and short-term PPEs (Export Pre-Payment), and true sale/assignment of receivable operations.

The export credit lines, types ACC and PPE, are loans granted to exporting companies with very competitive costs. The true sale /assignment of receivable operations represent the discount of clients’ receivables, without right to recourse against the Company.

(f)          Indebtedness levels and the characteristics of such debts

The table below shows the Company’s financial leverage evolution in the last 3 fiscal years, measured by the “Net Debt/EBITDA” indicator:

(Millions)	12/31/2017		12/31/2016		12/31/2015
	Reais	Dollar	Reais	Dollar	Reais	Dollar
Net Debt(1)	19,951	6,031	20,007	6,139	21,122	5,409
EBITDA LTM	10,045	3,153	11,022	3,155	9,433	2,826
Leverage (x)	1.99	1.91	1.82	1.95	2.24	1.91

(1)Net Indebtedness = Short-Term Loans + Long-Term Loans + Derivatives + Leniency Agreement – Cash and Cash Equivalents. This indicator does not consider the controlled company Braskem Idesa’s debt, in the amount of USD 3.1 billion, because it is a project finance, and therefore must be exclusively repaid with the project’s cash generation. Accordingly, Mexico’s cash and EBITDA are not considered. The cash balance and investments exclude USD 133 million of financial investments used as collateral for Company’s obligation related to the creation of a reserve account for the project finance of the controlled company Braskem Idesa and considers the financial investments in government bonds kept for trade referring to Treasury Bills (“LFTs”) issued by the Brazilian federal government. These bonds’ maturity exceeds three months, have immediate liquidity and have a short-term realization expectation.

3 These sums do not include capitalized interests.

The Company’s indebtedness profile can be summarized by the table below2, which does not consider the controlled company Braskem Idesa’s debt, in the amount of USD 2.9 billion , because it is a project finance, and therefore must be exclusively repaid with the project’s cash generation:

	12/31/2017	12/31/2016	12/31/2015
	(Millions of BRL)
Short-Term Debts	1,212	2,594	1,970
Long-Term Debts	22,463	20,737	25,381
Debts in Reais	6%	21%	21%
Debts subject to dollar exchange variation	94%	79%	79%
Debts subject to other currencies exchange variation	0	0%	0%
Unsecured Debts	96%	86%	85%
Asset-Backed Debts	3%	12%	14%
Debts covered by other types of guarantees	1%	1%	1%

The Company’s amortization schedule can be summarized by the table below, which does not consider the controlled company Braskem Idesa’s debts, as explained above:

	2018	2019	2020	2021	2022/ 2023	2024/ 2025	2026 onwards
	(Millions of BRL)
Brazilian Currency (1)	229	369	352	291	204	93	2
Foreign Currency (1)	1,031	949	1,935	3,453	3,473	2,580	9,006

(1) Does not consider transaction costs

It is worth mentioning that a large portion of the funds in Brazilian currency were borrowed from funding financial institutions, which offer more competitive conditions compared to the private banking market.

The Company’s financing strategy is focused on stretching the medium-term maturity of its debt, including with the amortization of short-term debts with long-term loans and, mainly, with the issuance of long-term bonds in the stock market. The financing strategy for the next years predicts the maintenance of liquidity and a debt maturity profile that is compatible with the expected generation of cash flow. Furthermore, the officers believe that the capital expenditures will not have a negative impact on the quality of the indebtedness levels or on the disciplined approach to the capital allocation.

(i)    Material loan and financing agreements

The Company’s officers describe below (i) the main conditions, guarantees and restrictive clauses related to loan and financing agreements they deem material, (ii) other long-term relationships with financial institutions, (iii) the degree of subordination among the debts, and (iv) occasional restrictions  imposed on the issuer.

COMPANY

Fixed-rate Notes

Date of Issue/ Date of the Agreement	Amount issued (Million USD)	Maturity Date	Interest			Debt Balance Principal and Interest On 12/31/2017
			Index	Spread (% p.a.)	Payment Frequency	Amount (Million USD)	Amount (BRL million)
Jun-08	500	Jun-18	Pre	7.250%	Twice a year	133	440
May-10	750	May-20	Pre	7.000%	Twice a year	402	1,329
Apr-11	1,000	Apr-21	Pre	5.750%	Twice a year	1,009	3,339
Jul-11	750	Jul-41	Pre	7.125%	Twice a year	773	2,559
May-12	500	May-22	Pre	5.375%	Twice a year	504	1,668
Feb-14	750	Feb-24	Pre	6.450%	Twice a year	770	2,547
Oct-17	500	Jan-23	Pre	3.500%	Twice a year	504	1,667
Oct-17	1.250	Jan-28	Pre	4.500%	Twice a year	1,263	4,177

Perpetual Bonds

Date of Issue	Amount (Million USD)	Maturity Date	Interest			Debt Balance Principal and Interest On 12/31/2017
			Index	Spread (% p.a.)	Payment	Amount (Million USD)	Amount (BRL million)
Oct-10	700	Oct-15	Pre	7.375%	Quarterly	712	2,356

Credit Lines for Export Pre-Payment

Date of the Agreement	Amount (Million USD)	Maturity Date	Interest			Repayment of Principal	Debt Balance Principal and Interest On 12/31/2017
			Index	Spread (% p.a.)	Payment		Million US$	Millions of BRL
Jan/13	200	Nov/22	LIBOR	1.10%	Twice a year	Twice a year (1)	100.0	330.8
May/16	50	May/17	LIBOR	3.25%	Bullet	Bullet	50	164
Dec/16	68	Nov/19	LIBOR	2.60%	Twice a year	Maturity Date	68	222

(1) Amortization began in May/13

Lines of export credit bills

Date of the Agreement	Operation Currency	Amount (Operation Currency) Millions	Maturity Date	Interest			Repayment of Principal	Debt Balance Principal and Interest On 12/31/2017
				Index	Spread	Payment		(Transaction Currency) Million	BRL million
					(% p.a.)
Feb/06 - Jan/08	USD	353	Mar/18 - Feb/20	PRE	7.3% - 8.1%	Twice a year	Maturity Date	360	1,173
June/10	BRL	146	Oct/21	% CDI (Interbank Deposit Certificate)	105%	Twice a year	Yearly	147	147
Feb/11 - Aug/11	BRL	1,074	Apr/19 - Aug/19	CDI	105% - 112.5%	Quarterly – Twice a year	Yearly (1) - Maturity Date	1074	1074
Sep/12	BRL	220	Oct/21	CDI	105.5%	Twice a year	Yearly (1)	220	220
Sep/17	USD	135	Mar/2027	LIBOR	1.61%	Twice a year	Twice a year (2)	135	446.6

(1) - New agreement on the line in October/13 to extend the maturity date from February/14 to October/21.

 (2) - The principal will begin to be repaid in September/2018.

Advancement of Exchange Agreement
Date of the Agreement	Operation Currency	Amount (Operation Currency) Millions	Maturity Date	Interest			Repayment of Principal	Debt Balance Principal and Interest on 12/31/2017
				Index	Spread (% p.a.)	Payment		(Transaction Currency) Million	BRL million
Oct/16	USD	80	Sep/17	PRE	3.28%	Maturity Date	Maturity Date	81	263

Credit Facility Agreements

Date of the Agreement	Credit Limit (BRL million)	Maturity Date	Interest			Repayment of Principal	Debt Balance on 12/31/2017
			Index	Spread (% p.a.)	Payment		Millions of BRL
Dec/09	500	Jan/21	Pre	4% - 4.5%	Monthly	Monthly	56.9
Nov/11	2,640	Dec/21	TJLP	0% - 3.58%	Monthly	Monthly	31.3
		Dec/21	Pre	3.5% - 7%	Monthly	Monthly	75.0

The agreements listed above were signed to fund mainly (i) modernization projects of the Company’s industrial plants in Brazil; (ii) health, safety and environment projects; and (iii) innovation and technology projects.

BRASKEM IDESA - Project Finance

Date of the Agreement	Amount (Million USD)	Maturity Date	Interest			Repayment of Principal	Debt Balance Principal + Interest On 12/31/2017
			Index	Spread (% p.a.)	Payment		Million US$	Millions of BRL
July/13 - Sep/15	3,193.1	Feb-19	PRE	4.33% - 6.17%	Quarterly	Quarterly	735.9	2,434.3
			Libor	2.73% - 4.65%	Quarterly	Quarterly	2,202.8	7,286.8

(ii)  Other long-term relations with financial institutions

Except for the relations derived from loan and financing agreements, whose more relevant items were described in item 10.1.f(i) above, the Company has no other long-term relation with financial institutions.

Subordination level between the Company’s debts

Fiscal Year (12/31/2017)
Type of obligation	Type of Collateral	Less than one year	One to three years	Three to five years	Longer than five years	Total
Loan	Security Interest	336.42	283.76	34.31		654.49
Financing	Security Interest	129,706.85	191,771.61	68,549.71	-	390,028.17
Bonds	Security Interest	27,461.01	70,619.80	99,096.13	117,713.85	314,890.78
Loan	Unsecured guarantees	195,151.05	1,693,560.75	182,509.89		2,071,221.69
Financing	Unsecured guarantees	101,670.79	243,433.28	243,402.38	241,600.62	830,107.07
Bonds	Unsecured guarantees	746,741.67	1,315,515.52	4,953,730.00	13,066,600.00	20,082,587.18
Financing	Another type of guarantee or privilege	58,313.81	89,299.82	84,303.92	45,491.45	277,409.01
Total		1,259,381.60	3,604,484.53	5,631,626.33	13,471,405.92	23,966,898.39
Another type of guarantees or privileges
Bank guarantee
Note
The information above refer to the Company’s [individual/consolidated] financial statements. It does not consider Braskem Idesa’ project finance. Amounts in thousands of BRL

For the purpose of raking the credit, the Company’s debts are not guaranteed, except the debts before BNDES, BNB and FINEP, which are asset-backed and covered by bank-issued guarantees, which gives them preference in payment over the unsecured debts, as per Law No. 11,101, of February 9, 2005. From the contractual point of view, there is no subordination between debts, so the payment of each one of them must respect the maturity date set in each contract, regardless of the payment of the other debts.

	12/31/2017	12/31/2016	12/31/2015
	(Millions of BRL)
Current and Non-Current Liabilities	47,651	50,631	59,681
Shareholders’ Equity Attributable to Shareholders	6,158	2,739	1,630
Indebtedness Index	7.3	18.3	36.6

We stress that the Company paid approximately BRL 1.6 billion of its debt with BNDES in November 2017. This means that a relevant portion of the asset-backed indebtedness (mortgages) was released. Therefore, there has been an improvement in the Company’s credit rating due to the reduction of the subordination degree between its debts.

(iii) Restrictions imposed on the Company, especially with regard to indebtedness ratios and limits on new indebtedness, distribution of dividends, divestiture, issuance of new securities, and disposal of ownership control

The Company is no longer a party to financing agreements that set restrictions to limits for certain indicators related to the indebtedness capacity and to the payment of interest. However, some of the financing agreements signed by the Company provide for other obligations that restrict, among other things, the Company and its subsidiaries’ ability to assume guarantees or undergo merger or consolidation processes with other entities, change its controlling interest, and otherwise sell its assets. The agreed restrictions, when not formally waived by the creditors, do not cause the acceleration of the financing agreements signed by the Company.

(g)         Limits of the contracted funding and percentages already used

All credit limits hired by the Company have been entirely used, except for the stand-by credit line in the amount of USD 750 million, to become mature in 2019.

(h)        Material changes in each item of the financial statements

EQUITY ACCOUNTS

Liabilities (in R$ thousand, except %)	2017	AV%	2016	AV%	2015	AV%	2017 x 2016	2016 x 2015
Liabilities								
Current liabilities	**19,138**	**36%**	**23,473**	**45%**	**17,643**	**29%**	**-18%**	**33%**
Trade payables	5,266	10%	6,545	13%	12,374	20%	-20%	-47%
Borrowings	1,185	2%	2,594	5%	1,970	3%	-54%	32%
Braskem Idesa borrowings	9,691	18%	10,438	20%	302	0%	-7%	3353%
Debenture	27	0%	0		0			
Derivatives operations	7	0%	29	0%	58	0%	-76%	-50%
Payroll and related charges	631	1%	562	1%	610	1%	12%	-8%
Taxes payable	1,261	2%	1,154	2%	1,003	2%	9%	15%
Dividends	4	0%	3	0%	754	1%	25%	-100%
Advances from customers	353	1%	203	0%	120	0%	74%	70%
Leniency agreement	257	0%	1,354	3%	0	0%	0%	0%
Sundry provisions	179	0%	113	0%	94	0%	58%	20%
Accounts payable to related parties	0	0%	0	0%	0	0%	0%	0%
Other payables	277	1%	476	1%	359	1%	-42%	33%
Non-current liabilities held for sale	**0**	**0%**	**95**	**0%**	**0**	**0%**	**0%**	**0%**
Non-current liabilities	**28,513**	**53%**	**27,063**	**52%**	**42,038**	**69%**	**5%**	**-36%**
Trade payables	260	0%	202	0%	57	0%	29%	0%
Borrowings	22,177	42%	20,737	40%	25,381	42%	7%	-18%
Debenture	286	1%	0	0%	0	0%	n.a.	n.a.
Borrowings Braskem Idesa	0	0%	0	0%	11,975	20%	n.a.	-100%
Derivatives operations	0	0%	861	2%	1,120	2%	-100%	-23%
Taxes payable	53	0%	24	0%	27	0%	119%	-10%
Accounts payable to related parties	0	0%	0	0%	0	0%	0%	0%
Loan to non-controlling shareholders of Braskem Idesa	1,757	3%	1,621	3%	1,539	3%	8%	5%
Deferred income tax and social contribution	940	2%	511	1%	773	1%	84%	-34%
Post-employment benefits	194	0%	162	0%	170	0%	20%	-5%
Provision for losses on subsidiaries	0	0%	0	0%	0	0%	0%	0%
Advances from customers	0	0%	163	0%	31	0%	-100%	424%
Contingencies	1,093	2%	985	2%	554	1%	11%	78%
Leniency agreement	1,372	3%	1,499	3%	0	0%	0%	0%
Sundry provisions	235	0%	206	0%	99	0%	14%	107%
Other payables	148	0%	93	0%	312	1%	60%	-70%
Shareholders' equity	**5,690**	**11%**	**1,721**	**3%**	**945**	**2%**	**3**	**82%**
Capital	8,043	15%	8,043	15%	8,043	13%	0%	0%
Capital reserve	232	0%	232	0%	232	0%	0%	0%
Revenue reserves	3,946	7%	835	2%	2,882	5%	373%	-71%
Other comprehensive income	-5,654	-11%	-6,322	-12%	-9,061	-15%	-11%	-30%
Treasury shares	-50	0%	-50	0%	-50	0%	0%	0%
Accumulated losses	0	0%	0	0%	-417	-1%	n.a.	-100%
Non-controlling interest in subsidiaries	-828	-2%	-1,018	-2%	-685	-1%	-19%	49%
Total liabilities and shareholders' equity	**53,342**	**100%**	**52,352**	**100%**	**60,627**	**100%**	**2%**	**-14%**

Comparison between the main variations in equity accounts in the years ended on December 31, 2017 and December 31, 2016

Current Assets

The balance of Current Assets in the fiscal year ended on December 31, 2017 was of BRL 17,992 million, representing 34% of the Total Assets. In the previous fiscal year, the balance was of BRL 16,426 million, representing 31% of the Total Assets.

The main variations in Current Assets are detailed below:

  impact on “Cash and Cash Equivalents” mainly related to the payment of dividends, purchase of equity interest in Cetrel and payment of the Leniency Agreement;
  increase of “Financial Investments” due to investments, net of redemptions, of the Treasury Bills and Bills (Accompanying Note 7 of the 2017 Financial Statements);
  impact on the “Accounts Receivable from clients” due to the increase in the income and reduction of the true sale volume; and
  impact on “Inventories” caused mainly due to the increase of the production in approximately BRL 800 million and advance to purchase ethanol.

Non-Current Assets

The balance of Non-Current Assets in the fiscal year ended on December 31, 2017 was of BRL 35,349 million, compared to the BRL 35,566 million in the previous year. The balance of the Company’s Fixed Assets represented 56% of the Total Assets in the fiscal years of 2017 and 2016.

The main variation was in “Deferred income tax and social contribution”, which contemplates the realization of income tax and social contribution credits (tax loss and negative base of calculation), and credits on temporary provisions being written-off.

In relation to the Total Assets, the Non-Current Assets (excluding Non-Current Assets kept for sale) represented, in the fiscal years of 2017 and 2016, 66% and 68% respectively.

Current Liabilities

The balance of Current Liabilities in the fiscal year ended on December 31, 2017 was of BRL 19,138 million, representing 36% of the Total Liabilities, and in the previous fiscal year, it was of BRL 23,743 million, representing 45% of the Total Liabilities.

The main variations in Current Assets are detailed below:

▪  reduction in “Financing” due to early payments with funds from Bonds (Accompanying Note 15(c) of the 2017 Financial Statements); and

▪  “Leniency Agreement Provision”: it refers to the agreement signed by the Company and the Federal Public Prosecutor’s Office in Brazil, with the Department of Justice - DOJ and with the U.S. Securities Exchange Commission-SEC and with the Prosecutor’s Office of Switzerland in December 2016. The sum paid in 2017 under the agreement was of approximately BRL 1,344 million (Accompanying Note 23.3 (a) of the 2017 Financial Statements).

Non-Current Liabilities

The balance of Non-Current Liabilities in the fiscal year ended on December 31, 2017 was of BRL 28,513 million, and in the previous fiscal year, it was of BRL 27,063 million. In relation to the Total Assets, the Non-Current Assets represented, in the fiscal years of 2017 and 2016, 53% and 52% respectively.

Among the main variations, we highlight:

  increase in “Financing” mainly due to the funds from Bonds (Accompanying Note 15(c) of the 2017 Financial Statements);
  “Transactions with derivatives”: settlement of exchange swaps related to NCE due to the acceleration of the original loan (Accompanying Note 19.3.1(a.ii) of the 2017 Financial Statements) and;
  Transfer to Current Liabilities of the balance of “Deferred revenue from customers” received by the controlled company Braskem Holanda in 2016.

Shareholders’ equity

On December 31, 2017, the balance of the Shareholders’ Equity was of BRL 5,690 million, compared to BRL 1,721 million in the same period of the previous year.

The main variations derive from:

  “Appropriated Retained Earnings”: the increase was mainly caused by the proposal to allocate the additional dividends, in the amount of BRL 1,500 million, and retain reserves in the amount of BRL 1.6 billion (Accompanying Note 25(e.1) of the 2017 Financial Statements); and
  “Equity Valuation Adjustments”: the reduction is mainly caused by the realization of the discontinued value of swaps designated to hedge accounting, recognized in the financial result in the approximate amount of BRL 475 million (Accompanying Note 19.3.1(a.ii) of the 2017 Financial Statements).

Comparison between the main variations in equity accounts in the years ended on December 31, 2016 and December 31, 2015.

Current Assets

The balance of Current Assets in the fiscal year ended on December 31, 2016 was of BRL 16,426 million, representing 31% of the Total Assets. In the previous fiscal year, the balance was of BRL 18,140 million, representing 30% of the Total Assets.

The main variations in Current Assets are detailed below:

  increase of “Financial Investments” due to a guarantee to cover an obligation assumed by the controlled company Braskem Idesa (Accompanying Note 7 of the 2016 Financial Statements);
  impact on the “Accounts Receivable from Clients” due to the reduction of the average term of income, as well as the reduction of defaults, both in the internal and external markets;
  reduction of “Taxes to Recover” mainly caused by the offsetting of the entire balance of PIS and COFINS (social contributions) and by the reduction of REINTEGRA’s tax rate (0.1% in 2016, and 3% in 2015 - Accompanying Note 11(c) of the 2016 Financial Statements), in contrast with the increase derived from income tax and social contribution on income; and
  reduction in “Other Assets” mainly caused by the receipt of Debt Notes from Petrobras, in the amount of BRL 87 million.

Non-Current Assets

The balance of Non-Current Assets in the fiscal year ended on December 31, 2016 was of BRL 35,566 million, compared to the BRL 42,487 million in the previous year. The drop of BRL 6,922 million is mainly derived from the BRL 1,551.5 million reduction due to tax exchange realizations in 2016, having an impact on the deferred income tax and social contribution, and to the devaluation of the Mexican peso in comparison with Real during the fiscal year of 2016, with a material impact on the Fixed Assets balance caused by the controlled company Braskem Idesa, whose operating currency is the Mexican Peso. The balance of the Company’s Fixed Assets represented 56% of the Total Assets in the fiscal years of 2016 and 2015.

Other variations were:

  “Advances to Suppliers”: it contemplates a long-term portion of advances to electricity suppliers, which is being refunded through the reduction of the tariff in the period from January 1, 2016 to January 31, 2022; and
  “Credits with related companies”: the reduction derives from the provision for the loss of all credits with Petrobras, registered in December 2016, in the amount of BRL 163 million.

In relation to the Total Assets, the Non-Current Assets represented, in the fiscal years of 2016 and 2015, 68% and 70% respectively.

 Current Liabilities

The balance of Current Liabilities in the fiscal year ended on December 31, 2016 was of BRL 23,473 million, representing 46% of the Total Liabilities, and in the previous fiscal year, it was of BRL 17,643 million, representing 29% of the Total Liabilities.

The main variations in Current Assets are detailed below:

  “Suppliers”: material drop caused by the Dollar variation, since this currency lost 17% of its value in 2016 in comparison with Real, causing a 47%-reduction of the balance in contrast with the same period of the previous year, mainly because 68% of this balance is expressed in Dollars;
  “Braskem Idesa Financing”: increase of the balance, mainly caused by the reclassification of financial obligations with original long-term maturity dates;
  “Taxes Payable”: reduction caused mainly by the tax impacts on the payments recognized without its consideration (Accompanying Note 2.4 of the 2016 Financial Statements);
  “Dividends”: pad to shareholders in April 2016, in the amount of BRL 1,000 million, of which BRL 753 million had been reported in 2015, and BRL 247 million had been approved by the shareholders in a Shareholders’ Meeting held in April 2016; and
  “Leniency Agreement Provision”: it refers to the agreement signed by the Company and the Federal Public Prosecutor’s Office in Brazil, with the Department of Justice - DOJ and with the U.S. Securities Exchange Commission-SEC and with the Prosecutor’s Office of Switzerland in December 2016 (Accompanying Note 23.3(d) of the 2016 Financial Statements). On December 31, 2016, the provision for the Leniency Agreement in the Current Liabilities was of BRL 1,354.5 million, represented by 47.4% of the total provision for the Leniency Agreement.

Non-Current Liabilities

The balance of Non-Current Liabilities in the fiscal year ended on December 31, 2016 was of BRL 27,063 million, and in the previous fiscal year, it was of BRL 42,038 million. In relation to the Total Liabilities, the Non-Current Liabilities represented, in the fiscal years of 2016 and 2015, 53% and 70%, respectively.

Among the main variations, we highlight:

  reduction of “Financing”, mainly related to the Dollar devaluation in comparison with Real, as described before, since 78% of this balance is expressed in said currency;
  zero balance of “Braskem Idesa’s Financing” due to the transfer to Current Liabilities;
  increase in “Deferred revenue from customers” mainly due to the advance received by the controlled company Braskem Holanda in September 2016 (Accompanying Note 21 of the 2016 Financial Statements);
  increase of “Contingencies”, mainly due to the provision for legal proceedings with a remote chance of loss in the labor, tax, and corporate areas of the Law (Accompanying Note 23.1 of the 2016 Financial Statements); and
  “Leniency Agreement”: as mentioned before, it refers to the agreement signed by the Company and the Federal Public Prosecutor’s Office in Brazil, with the DOJ and with U.S. SEC and with the Prosecutor’s Office of Switzerland in December 2016 (Accompanying Note 23.3(d) of the 2016 Financial Statements). On December 31, 2016, the provision for the Leniency Agreement in the Non-Current Liabilities was of BRL 1,499 million, representing 52.5% of the total provision for the Leniency Agreement.

Shareholders’ Equity

On December 31, 2016, the Shareholders’ Equity was of BRL 1,721 million, compared to BRL 945 million in the same period of the previous year.

The main variations derive from:

“Appropriated Retained Earnings”: the reduction was mainly caused by the payment of interim dividends approved by the Board of Directors in September 2016, in the amount of BRL 1,000 million, and by the adjustments derived from the new delivery of the 2015 Financial Statements due to payments without the relevant consideration of services and the consequent tax impacts (Accompanying Note 2.4 of the 2016 Financial Statements);

“Equity Valuation Adjustments”: the reduction is a consequence of the Dollar devaluation before Real in 2016, considering that this item is expressed in such currency due to the hedge accounting of the Company’s future exports, and the hedge accounting of Braskem Idesa’s sales, whose hedge instruments are expressed in Dollar; and

“Retained Losses”: the main variation is the loss in the fiscal year of 2016, in the amount of BRL 729 million.

INCOME STATEMENT

The main variations in the operating results of the last three fiscal years are explained in item 10.2 (b) below.

10.2. Operating and Financial Result

a)         Results from the Company’s transactions

(i)           Description of any important revenue components

The information in this item is presented in item 10.2 (b) below.

(ii)          Factors that materially affected operating results

Growth of Brazil’s GDP and Domestic Demand for The Company’s Products

The Company’s sales in Brazil represented 53.1% of its net sales revenue in the year ended December 31, 2017. Thus, the Company is significantly affected by economic conditions in Brazil. The Company’s results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because its products are used in the manufacture of a wide range of consumer and industrial products.

The following table sets forth the growth rates of Brazilian GDP and domestic apparent consumption for polyethylene, polypropylene and PVC for the periods presented.

	2017	2016	2015	2014	2013

Brazilian GDP.........................................	1.0%	(3.6)%	(3.8)%	0.1%	3.0%
Brazilian consumption of polyethylene...	4.8%	(1.3)%	(3.2)%	0.6%	8.0%
Brazilian consumption of polypropylene.	5.9%	1.1%	(8.3)%	(2.6)%	4.6%
Brazilian consumption of PVC.................	(-1.9%)	(2.3)%	(16.0)%	(2.3)%	12.5%

Source: Brazilian government and Tendencias Consultoria.

Brazilian GDP growth has fluctuated significantly, and the Company anticipates that it will likely continue to do so. The Company’s management believes that economic growth in Brazil should positively affect its future net sales revenue and results of operations. However, continued recession or low growth in Brazil would likely reduce its future net sales revenue and have a negative effect on its results of operations.

In 2015, Brazil was affected by the continued political crisis, lower-than-expected GDP growth in China (6.9%, the lowest in 25 years), declines in international commodity prices and weakening currencies in emerging economies, led by the real. Key sectors in the Brazilian economy, such as services, construction and infrastructure, experienced a slowdown which affected the labor market by reducing income levels and consequently household spending and investment. According to the IBGE, Brazil’s GDP contracted 3.8% in 2015. As a result, Brazilian consumption volumes of thermoplastic resins declined by 3.2% for polypropylene, 3.8% for polyethylene and 16.0% for PVC.

In 2016, indicators for economic growth in Brazil were weaker than expected, with negative GDP growth for the year, primarily due to lower borrowing as a result of higher levels of debt held by households and businesses. These factors, combined with the persistent bottlenecks contributing to Brazil cost and the prolonged political and institutional crisis, affected the country’s economy, which resulted in lower demand for resins in the Brazilian market. As a result, Brazilian consumption volumes of thermoplastic resins declined by 2.3% for PVC and 1.3% for polyethylene.

In 2017 Brazilian economic indicators showed signs of a slow recovery. As a result, Brazilian consumption volumes of thermoplastic resins increased by 5.9% for polypropylene and 4.8% for polyethylene. PVC remained vulnerable to the effects of the contraction of the civil construction sector and consumption volumes declined by 1.9%.

Brazil’s Macroeconomic Environment

The following table shows data inflation, interest rates and the U.S. dollar exchange rate for and as of the periods indicated.

		December 31,
	2017	2016	2015	2014	2013
GDPgrowth / Reduction (1)..............................	1.0%	(3.6)%	(3.8)%	0.1%	2.3%
Inflation (IGP-M)(1).........................................................	(0.42%)	7.2%	10.5%	3.7%	5.5%
Inflation (IPCA)(2).............................................................	2,9%	6.2%	10.7%	6.4%	5.9%
CDI rate(3)...........................................................................	6,99%	13.6%	14.1%	11.6%	9.8%
Appreciation (depreciation) of the real vs. U.S. dollar	1.5%	4.3%	41.8%	9.0%	10.5%
Period-end exchange rate—US$1.00................	R$3.308	R$3.259	R$3.905	R$2.656	R$2.343

Sources:  Fundação Getúlio Vargas, the Central Bank and Bloomberg

(1)      Brazilian GDP according to Sistema IBGE de Recuperação Automática–SIDRA.

(2)      Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(2)      Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.

(3)      The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar

The Company’s results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the real against the U.S. dollar because:

•      a substantial portion of the Company’s net sales revenue is denominated in or linked to U.S. dollars;

•      the Company’s costs for some of its raw materials, principally naphtha and certain catalysts required in its production processes, are incurred in U.S. dollars or are linked to U.S. dollars;

•      the Company have operating expenses, and make other expenditures, that are denominated in or linked to U.S. dollars; and

•      the Company have significant amounts of U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars.

Virtually all of the Company’s sales are of petrochemical products for which there are international market prices expressed in U.S. dollars. The Company generally attempts to set prices that take into account (1) the international market prices for its petrochemical products, and (2) in Brazil, variations in the real/U.S. dollar exchange rate. As a result, although a significant portion of its net sales revenue is denominated in reais, substantially all of its products are sold at prices that are based on international market prices that are quoted in U.S. dollars.

Fluctuations in the real will affect the cost of naphtha and other U.S. dollar-linked or imported raw materials. The price of naphtha, raw material, is linked to the U.S. dollar. The pricing formula included in the contract with Petrobras under which the Company purchases naphtha for its basic petrochemical plants in the Northeastern Complex and in the Southern Complex includes a factor that adjusts the price to reflect the real/U.S. dollar exchange rate.

The depreciation of the real against the U.S. dollar generally increases the production cost for the Company’s products and the Company generally attempts to increase the Brazilian prices for its products in reais (to the extent possible in light of then-prevailing market conditions in Brazil), which may result in reduced sales volumes of its products. To the extent that the Company’s price increases are not sufficient to cover the increased costs for raw materials, its operating margin decreases. Conversely, the appreciation of the real against the U.S. dollar generally decreases the production cost for its products and the Company generally decreases the Brazilian prices for its products in reais, which may result in increased sales volumes of the Company’s products. In periods when the real/U.S. dollar exchange rate is highly volatile, there is usually a lag between the time when the U.S. dollar appreciates or depreciates and the time when the Company is able to pass on increased costs, or is required to pass on reduced costs, in reais to the Company’s customers in Brazil. These pricing discrepancies decrease when the real/U.S. dollar exchange rate is less volatile.

Braskem can enter into financial derivatives transactions to mitigate exchange rate risk associated with exposure to costs in reais. Those operations can include call and put options and related strategies. For example, Braskem may apply a hedging strategy referred to as collar, which is composed of the purchase of a put option associated with the simultaneous sale of a call option, where both options having the same maturity. In this case, if the real depreciates and the strike price of the call exceeds the exchange rate of the option’s exercise date, the Company may incurs significant financial losses. However, since those strategies will be implemented only for non-speculative purposes (in accordance with the Company’s financial policy), potential losses on derivatives transactions should be offset by more competitive fixed costs in reais.

The Company’s consolidated U.S. dollar-denominated indebtedness represented 93.6% of its outstanding indebtedness as of December 31, 2017. As a result, when the real depreciates against the U.S. dollar:

•      the interest costs on the Company’s U.S. dollar-denominated indebtedness increase in reais, which adversely affects its results of operations in reais;

•      the amount of the Company’s U.S. dollar-denominated indebtedness increases in reais, and its total liabilities and debt service obligations in reais increase; and

•      the Company’s financial expenses tend to increase as a result of foreign exchange losses that the Company must record, mitigated by its decision to designate, on May 1, 2013, part of its U.S. dollar-denominated liabilities as a hedge for its future exports.

Appreciation of the real against the U.S. dollar has the converse effects.

Export sales and sales by the Company’s USA and Europe Unit, which enable us to generate receivables payable in foreign currencies, tend to provide a hedge against a portion of the Company’s U.S. dollar- denominated debt service obligations, but they do not fully match them. To further mitigate its exposure to exchange rate risk, the Company tries, where possible, to enter into trade finance loans for its working capital needs, which funding is generally available at a lower cost because it is linked to U.S. dollar exports.

Effects of Brazilian Inflation

Brazilian inflation affects the Company’s financial performance by increasing some of its operating expenses denominated in reais (and not linked to the U.S. dollar). A significant portion of its costs of sales and services rendered, however, are denominated in or linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. Some of the Company’s real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount generally is adjusted with reference to the General Price Index—Market (Índice Geral de Preços—Mercado), an inflation index, so that inflation results in increases in its financial expenses and debt service obligations. In addition, a significant portion of its real-denominated debt bears interest at the TJLP or the CDI rate, which are partially adjusted for inflation.

Effect of Sales Outside Brazil on The Company’s Financial Performance

The Company have significant production capacity located outside of Brazil from its plants located in the United States, Germany and Mexico.

During the year ended December 31, 2017 47.3% of the Company’s net sales revenue was derived from sales of its products outside Brazil as compared 48.4% during 2016 and 49.4% during 2015. Net sales revenues derived from sales outside Brazil decreased by 0.9% during 2017 and by 0.3% during 2016.

During the year ended December 31, 2017, sales to customers in countries in the Americas (other than Brazil) accounted for 66.5% of the Company’s sales outside Brazil. During the year ended December 31, 2017, sales to customers in Europe accounted for 14.8% of its sales outside Brazil, and sales to customers in East Asia and Other accounted for 18.7% of its sales outside Brazil.

During the past several years, as the relative cost of naphtha and gas as feedstock for petrochemical crackers has diverged, the profit margins of many naphtha crackers, including the Company’s, have decreased as crackers using gas as feedstock have become the low-cost producer in the global markets. However, since gas crackers are unable to produce the co-products and byproducts that naphtha crackers generate, such as propylene, butadiene and BTX products, the prices of these products in the international markets have increased. As a result of the increased prices available for most of these co-products and byproducts, its net sales revenue from export sales of these products increased.

Cyclicality Affecting the Petrochemical Industry

Global consumption of petrochemical products has increased significantly over the past 30 years. Due to this growth in consumption, producers have experienced periods of insufficient capacity for these products. Periods of insufficient capacity, including some due to raw material shortages, have usually resulted in increased capacity utilization rates and international market prices for the Company’s products, leading to increased domestic prices and operating margins. These periods have often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates and international selling prices, leading to declining domestic prices and operating margins.

The Company expects that these cyclical trends in international selling prices and operating margins relating to global capacity shortfalls and additions will likely persist, principally due to the continuing impact of fthe Company’s general factors:

•      cyclical trends in general business and economic activity produce swings in demand for petrochemicals;

•      during periods of reduced demand, the high fixed cost structure of the capital intensive petrochemicals industry generally leads producers to compete aggressively on price in order to maximize capacity utilization;

•      significant capacity additions, whether through plant expansion or construction, can take three to four years to implement and are therefore necessarily based upon estimates of future demand; and

•      as competition in petrochemical products is, in most cases,focused on price, being a low-cost producer is critical to improved profitability. This favors producers with larger plants that maximize economies of scale, but construction of plants with high capacity may result in significant increases in capacity that can outstrip demand growth.

A variety of petrochemical companies have announced plans to build significant additional ethylene production capacity, primarily in Asia and North America. According to IHS, 36.4 million tons of annual global ethylene capacity is scheduled to be commissioned between 2018 and 2022, including approximately 13.4 million tons of annual capacity in China and 12.4 million tons of annual capacity in North America. According to IHS, the majority of the new capacity in China will be based on flexible feedstock, with naphtha as the main raw material but also with the option to crack natural gas liquids. The scenario is different in North America, where all the new capacity is ethane-based, with only a small percentage of it being flexible to use another feedstock. Additionally, expansions of ethylene capacity are frequently subject to delays, and the Company cannot predict when the planned additional capacity will be commissioned, if at all.

International pricing pressures increased in 2011 and 2012 as the price differential between naphtha and gas increased and producers using ethane as raw materials were able to maintain competitive margins at sales prices lower than those required by some naphtha based producers. In 2013, the global economy showed signs of recovery, as reflected by the improved performance of the U.S. economy and indications that the euro zone had begun to emerge from crisis. This scenario helped support a recovery in the profitability of the global petrochemical industry, and the spreads for thermoplastic resins and main basic petrochemicals improved during the year. In 2014, world GDP growth fell short of initial forecasts for the year, reflecting the slower growth in emerging economies and in the euro zone. However, the recovery in the U.S. economy and the good performance of other developed markets, such as the United Kingdom, had a positive impact on the world economy in 2014. In 2015 crude oil prices fell sharply, which reduced the competitive advantage of gas-based producers compared to naphtha-based producers. In 2016 oil prices were kept under pressure and the petrochemical industry continued to benefit from the upcycle, even though prices were down from 2015.

In 2017, the wave of new ethylene capacity that had been expected to start up in North America in the prior year continued to suffer numerous delays. This factor, combined with several unscheduled maintenance turnarounds, especially in the U.S. due to extreme weather conditions, have allowed spreads to maintain a healthy level throughout the year, thus extending the upcycle of the industry.

The outlook for the short-term is cautious, since raw material prices have been increasing, and the wave of new ethylene capacity is finally starting up or on the brink of commissioning.  With OPEC extending its production cut agreement, it is not expected that oil prices will return to levels below US$60 bbl, and with natural gas liquids exports increasing rapidly, ethane and propane prices are also forecasted to rise in 2018. Therefore, the petrochemical industry is expected to experience an increase in supply with higher production cash costs across the regions, resulting in lower spreads and a more challenging environment for players. Finally, demand is expected to continue growing, with China’s increasing concern with environmental health limiting the country’s production of recycled resins and the rest of the world’s economies continuing to improve, but not as much as to prevent prices from falling in comparison with 2017.

The Company believes the outlook beyond 2018 is likely to be better, as the new capacity in the market is absorbed by demand and no new wave of investments are expected globally until 2021. However, the production generated by the increase in capacity may lead to an increase in competition from imports in the Brazilian market, which could adversely affect the Company’s net sales revenues, gross margins and overall results of operations.

Effects of Fluctuations in Naphtha, Ethane, Propane and Propylene Prices

Fluctuations in the international market price of naphtha have significant effects on the Company’s costs of goods sold and the prices that the Company is able to charge its customers for its first and second generation products. Political instability in the Middle East or similar events that may occur in the future may lead to unpredictable effects on the global economy or the economies of the affected regions. These events have had and may continue to have negative effects on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide.

The price of ethane and propane in the Mont Belvieu region in Texas is used as a reference for the Company’s costs of feedstock. Any future developments that affect the U.S. supply/demand balance for natural gas may adversely affect the Mont Belvieu price of natural gas (including ethane, propane and butane) and increase its production costs or decrease the price of petrochemical products. External factors and natural disasters such as hurricanes, harsh winters or industry developments, such as shale gas exploration, may disrupt the supply of natural gas, thereby increasing the cost, which may materially adversely affect its cost of sales and results of operations.

Effects on Cost of Sales

Naphtha is the principal raw material used by the Company’s Chemicals Unit and, indirectly, in several of its other business units. Naphtha accounted for 40.0% of its direct and indirect consolidated cost of sales and services rendered during 2017.

The cost of naphtha varies in accordance with international market prices, which fluctuate depending upon the supply and demand for oil and other refined petroleum products. The Company purchases naphtha under a long-term supply contract with Petrobras, and the Company imports naphtha from other suppliers through its terminal at Aratú in the State of Bahia and Petrobras’ terminal at Osório in the State of Rio Grande do Sul. The prices that the Company pay for naphtha under these arrangements, other than its supply contract with Petrobras, are based on the Amsterdam-Rotterdam-Antwerp market price for naphtha. As a result, fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha have had a direct impact on the cost of its first generation products.

The Company’s contracts with Petrobras provides for naphtha prices based on Amsterdam-Rotterdam-Antwerp (ARA) quotations. The volatility of the quotation of this product in the international market, the real/U.S. dollar exchange rate, and the level of carbon disulfide, a contaminant of the naphtha that is delivered, also influence the price of naphtha that the Company purchases from Petrobras. The Company believes that these contracts have reduced the exposure of the cost of the Company’s first generation products to fluctuations in the Amsterdam-Rotterdam-Antwerp market price for naphtha.

The international price of naphtha has fluctuated significantly in the past, and the Company expects that it will continue to do so in the future. Significant increases in the price of naphtha and, consequently, the cost of producing the Company’s products, generally reduce its gross margins and its results of operations to the extent that the Company is unable to pass all of these increased costs on to its customers, and may result in reduced sales volumes of its products. Conversely, significant decreases in the price of naphtha and, consequently, the cost of producing its products, generally increase its gross margins and its results of operations and may result in increased sales volumes if this lower cost leads us to lower its prices. In periods of high volatility in the U.S. dollar price of naphtha, there is usually a lag between the time that the U.S. dollar price increases or decreases and the time that the Company is able to pass on increased, or required to pass on reduced, costs to its customers in Brazil. These pricing discrepancies decrease when the U.S. dollar price of naphtha is less volatile.

The Company do not currently hedge its exposure to changes in the prices of naphtha because a portion of its sales are exports payable in foreign currencies and linked to the international market prices of naphtha and also because the prices of its polyethylene, polypropylene and PVC products sold in Brazil generally reflect changes in the international market prices of these products.

Effects on Prices of The Company’s Products

The prices that the Company charge for many of its basic petrochemical products is determined by reference to the European contract prices for these products. Because European producers of basic petrochemical products primarily use naphtha as a raw material, changes in the European contract prices are strongly influenced by fluctuations in international market prices for naphtha. To the extent that its prices are based on the European contract prices for its products, the prices that the Company charges for these products are significantly influenced by international market prices for naphtha.

The Company negotiate the prices in reais for part of its products, principally polyethylene, polypropylene and PVC, on a monthly basis with its domestic customers. The Company attempts to revise its prices to reflect (1) changes in the international market prices of these products, which tend to fluctuate in tandem with naphtha prices, especially for polyethylene, and (2) the appreciation or depreciation of the real against the U.S. dollar. However, during periods of high volatility in international market prices or exchange rates, the Company is sometimes unable to fully reflect these changes in its prices in a prompt manner.

The international market prices of the Company’s petrochemical products have fluctuated significantly, and the Company believes that they will continue to do so. Volatility of the price of naphtha and the upward trend in the price of petroleum and naphtha have effects on the price competitiveness of its naphtha-based crackers and its resins. Because pricing trends for naphtha and ethane have diverged in recent years to a greater extent than has been the case historically, producers of ethylene and resin products derived from ethane generally have experienced lower unit raw material costs than naphtha-based producers of these products. As a consequence, significant increases in the pricing differential between naphtha and gas increases the competitiveness of products derived from ethane and may result in pricing pressure in the international markets.

Significant increases in the international market prices of the Company’s petrochemical products and, consequently, the prices that the Company is able to charge, generally increase its net sales revenue and its results of operations to the extent that the Company is able to maintain its operating margins and increased prices do not reduce sales volumes of its products. Conversely, significant decreases in the international prices of its petrochemical products, and, consequently, the prices that the Company charges, generally reduce its net sales revenue and its results of operations if the Company is unable to increase its operating margins or these reduced prices do not result in increased sales volumes of its products.

Capacity Utilization

The Company’s operations are capital intensive. Accordingly, to obtain lower unit production costs and maintain adequate operating margins, the Company seeks to maintain a high capacity utilization rate at all of its production facilities.

The table below sets forth capacity utilization rates with respect to the production facilities for some of the Company’s principal products for the periods presented.

	Year Ended December 31,
	2017	2016	2015

Ethylene.....................................................................	94%	92%	89%
Polyethylene..............................................................	90%	89%	87%
Polypropylene............................................................	93%	86%	76%
PVC............................................................................	86%	84%	76%
Polypropylene USA and Europe..................................	97%	100%	98%
PE Mexico (*)…………………………………………	85%	42%	-

(*) Mexico complex commenced operations during 2016.

In 2015, average capacity utilization was affected by (1) improved performance of the complexes in the Northeastern Complex and the Southern Complex; (2) an incident at the complex in São Paulo; and (3) a lack of propylene supply at the Rio de Janeiro Complex, and (4) a lack of ethane and propane supply at the Rio de Janeiro Complex.

In 2016, average capacity utilization was affected by (1) strong operating performance of the crackers, resulting from increased operating efficiency and exports of excess volumes not absorbed, and (2) higher availability of feedstock at the gas-based cracker in Rio de Janeiro.

In 2017, average capacity utilization was affected by strong operating performance of the crackers, resulting from increased operating efficiency and higher availability of feedstock at the gas-based cracker in Rio de Janeiro.

Effects of Brazilian Industrial Policy

The Brazilian government has a significant influence in some sectors of the domestic economy, including the petrochemical sector in which the Company operates. The Brazilian government has adopted, or is considering adopting, measures to boost the competitiveness of domestic companies, as described below.

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian manufacturers in the export markets by refunding the federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased thereby increasing Brazilian demand for the Company’s products. The original program ended in the end of December 2013. In August 2014, the Brazilian government permanently reinstated Reintegra, the program was established on a permanent basis and with mobile rates, that could vary by up to 5% of the revenue of the companies with exports, with a refund tax rate of 0.1%.In October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015. However, in March 2015, the Brazilian federal government again decreased the rate to 1.0% for 2015 and 2016. In October 2015, according to the Decree 8,543, the Brazilian federal government decreased the refund rate to 0.1% as of December 1, 2015 which remained in effect until December 31, 2016. On August 28, 2017, pursuant to Decree 9,148, that amended the Decree 8,543, the Reintegra rate increased to 2% effective as of January 1, 2017 until December 31, 2018.

 Import Tariffs at Local Ports

Historically, tariffs on imports have been established by the federal government. However, in recent years, some Brazilian states established tax benefits to attract imports at local ports in order to raise revenue and develop local port infrastructure, primarily in the form of reductions of ICMS taxes that would otherwise be due to these states. Industry and union leaders have alleged that such legislation creates a subsidy for imported products, thereby harming local industry.

On January 1, 2013, legislation took effect reducing the maximum ICMS tax that the state can charge from a rate of 12% to 4% on interstate sales of imported raw materials and other goods that are not wholly or partially manufactured in Brazil. In addition to certain other limited exceptions, this tax reduction does not apply to imported goods that do not have Brazilian-made substitutes. As a result, current tax benefits offered by some Brazilian states for the import of goods in the form of reduced ICMS tax rates have become less attractive.

Pricing and Tariffs

The Company set prices for ethylene, the principal first generation petrochemical product that the Company sell to third-party second generation producers, by reference to international market prices. See “—Chemicals Unit—Sales and Marketing of The Company’s Chemicals Unit.” Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. The Company establishes the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

Second generation producers, including the Company’s company, generally set prices for their petrochemical products by reference to several market factors, including the prices paid by third generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

The Brazilian government has used import tariffs to implement economic policies. As a result, import tariffs imposed on petrochemical products have varied in the past and may vary in the future. Tariffs on imports of first generation petrochemical products are between 0% and 4%, and tariffs on polyethylene, polypropylene and PVC resins are 14.0%.

Imports and exports within the free trade area in South America (Mercado Comum do Sul), or Mercosur, which is composed of Argentina, Brazil, Paraguay and Uruguay, have not been subject to tariffs since December 2001.  Imports of suspension PVC from Bolivia, Chile, Colombia, Cuba, Equator, Peru and Venezuela are not subject to tariffs, due to a number of trade agreements. Imports of suspension from Mexico are subject to reduced tariffs of 11.2%, due to a trade agreement. Imports and exports among Mercosur and Colombia, Ecuador e Venezuela are not subject to tariffs due to a trade agreement since 2005.

Imports of suspension PVC from the U.S. and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior), or CAMEX. Since 2008, imports of suspension PVC from China have been also subject to duties of 21.6%, and imports of suspension PVC from South Korea have been subject to duties ranging between 0% and 18.9%, depending on the producer, as a result of the imposition of anti-dumping duties by CAMEX. The duties imposed to imports from U.S. and Mexico are scheduled to expire in 2021, and the duties imposed to imports from China and South Korea are scheduled to expire in 2019.

Additionally, in December 2010, CAMEX imposed an anti-dumping duty of 10.6% on polypropylene imports from the United States. Those measures were renewed in November 2016. In August 2014, the Brazilian government imposed anti-dumping duties on polypropylene imports from South Africa, India and South Korea of 16.0%, 6.4 to 9.9% and 2.4 to 6.3%, respectively. The duties imposed on imports of polypropylene from the United States are scheduled to expire in 2021, and the duties imposed on imports from South Africa, India and South Korea are scheduled to expire in 2019.

In 2017, approximately 25% of Brazilian polyethylene, polypropylene and PVC resins were imported products, which reflected a 12% annual decrease in the volume of resins imported, reflecting the volatility in the U.S. dollar-denominated prices of thermoplastic resins, which triggered an increase in the purchase of thermoplastic resins in Brazil. For more information, see “Effects of Brazilian Industrial Policy—Import Tariffs at Local Ports.”

Increased Import Duties on Polyethylene

As part of its initiative to strengthen domestic manufacturers, on October 1, 2012, the Brazilian government adopted a resolution that increased import duties on 100 products related to various industries, including an increase on the import tariff for polyethylene from 14% to 20%. In October 2013, the Brazilian government reduced the import tariff for polyethylene to the previous level of 14%.

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2017, the Company’s total outstanding consolidated indebtedness, net of transaction costs, was R$23,674.7 million. The level of its indebtedness results in significant financial expenses that are reflected in its statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 15 to its audited consolidated financial statements. In the year ended December 31, 2017, the Company recorded total financial expenses of R$3,747.2 million, of which R$2,219.5 million consisted of interest expense. The Company recorded financial revenue of R$603.6 million, of which R$481.6 million corresponds to interest income. In addition, the Company recorded a loss of R$798.8 million in connection foreign exchange variation on the Company’s financial assets and liabilities. The interest rates that the Company pays depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of the Company, the Company’s industry and the Brazilian economy made by potential lenders to the Company, potential purchasers of its debt securities and the rating agencies that assess the Company and its debt securities.

Effect of Taxes on The Company’s Income

The Company is subject to a variety of generally applicable federal and state taxes in multiple jurisdictions on its operations and results. The Company is generally subject to Brazilian federal income tax (combined with Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL) at an effective rate of 34%, which is the standard corporate tax rate in Brazil.

The Company have available certain federal tax exemptions based upon federal law that offers tax incentives to companies that locate their manufacturing operations in the Brazilian states of Bahia and Alagoas. These exemptions have been granted for varying lengths of time to each of its manufacturing plants located in these states.

The Company are entitled to pay 25% of the statutory income tax rate on the profits arising from the sale of:

•      polyethylene manufactured at one of the Company’s polyethylene plants in the Northeastern Complex until 2026; and

•      Polyethylene manufactured at one of the Company’s polyethylene plants in the Northeastern Complex and caustic soda, chlorine,ethylene dichloride and PVC produced at its plants in the Northeastern Complex and Alagoas until 2024.

Each of the Company’s exemptions entitles us to pay only 44.9% of the statutory income tax rate (of 34%) on the profits arising from products manufactured at these plants.

Due to operating losses sustained by us in the past, the Company had R$ 1,878.8 million of deferred income tax and social contribution assets arising from tax loss carryforwards available as of December 31, 2017. Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of the Company’s adjusted net profits. This limit also affects the social contribution on net profit, or CSLL. The consolidated amount includes the impact from the different tax rates in countries where foreign subsidiaries are located, as follows:

•      Braskem Europe (Germany) - 31.18%

•      Braskem America and Braskem America Finance (United States) - 35.00%

•      Braskem Argentina (Argentina) - 35.00%

•      Braskem Austria and Braskem Austria Finance (Austria) - 25.00%

•      Braskem Petroquímica Chile (Chile) - 25.50%

•      Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc Netherland (The Netherlands)- 25.00%

•      Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços and Braskem México Sofom (Mexico) - 30.00%

The Company’s export sales are currently exempt from (1) PIS (2) COFINS, a federal value-added tax, (3) the Tax on Industrial Products (Imposto sobre Produtos Industrializados), or IPI, a federal value-added tax on industrial products, and (4) ICMS.

b)        Variations in revenues attributable to price changes, currency exchange rates, inflation, volume alterations and the introduction of new products and services c) Impact caused by the inflation, the variation in prices for the most important inputs and products, the currency exchange and the interest rate in the Company’s operation income and the financial result, if applicable.

OPERATING INCOME

The sale price of the products traded by the Company, as well as the price of the main raw materials and inputs, are based on international Dollar references. Thus, revenues and costs fluctuate due to the variation of these international references and the Real to Dollar exchange rate.

The Officers present below the analysis for the past three financial years in terms of (i) operating performance, (i) volume variations, and (iii) international references variations of products sold and raw materials used, by segment:

BRAZIL

CHEMICALS

•         Utilization Rate and Production

The average utilization rate for crackers was 94% in 2017, 92% in 2016 and 89% in 2015. The increase in this rate in 2017 compared to previous years is mainly explained by (i) the good operational performance of the petrochemical plants, in line with the Company's strategy of guaranteeing operational efficiency to supply the Brazilian market, while exporting the non-absorbed volume and (ii) the lack maintenance shutdowns in the three largest crackers of the Company.

Due to the good operational performance, the production of chemicals in 2017 was of 8,656 thousand tons, 2% higher than in 2016 and also the Company's historical record. During the year, ethylene production totaled 3,5159 thousand tons, up 2% when compared to 2016 (3,460 thousand tons), which in turn increased by 4% compared to 2015 (3,357 thousand tons).

•         Sales Volume4

The sales volume of main chemicals to third parties in Brazil reached 2,838 thousand tons in 2017, 8% higher than 2016, (2,618 thousand tons), which in turn was 17% higher than in 2015 (2,239 thousand tons). Exports of the main chemicals reached 824 thousand tons, 3% lower than in 2016 (850 thousand tons), which is mainly explained by the recovery in the demand of the domestic market. Exports of main chemicals in 2016, in turn, showed a decrease of 22% when compared to 2015.

•         International Reference

4 Does not contemplate transfers of ethylene and propylene to polyethylene and polypropylene plants

In 2017, the international price for the main chemicals5 was USD 896/t compared to USD 706/t in 2016 and USD 781/t in 2015. The drop in prices observed over the past three financial years followed the drop in oil prices.

MAIN CHEMICALS (USD/t)	2017 (A)	2016 (B)	2015 (C)	Var. (A)/(B)	Var. (B)/(C)
Ethylene (NWE)	1,146	1,005	1,066	14%	-6%
Butadiene (USG)	1,372	817	752	68%	9%
Propylene (USG) PGP	986	759	859	30%	-12%
Cumene (USG)	862	649	734	33%	-12%
Benzene (USG)	847	642	707	32%	-9%
Paraxylene (ASIA)	891	819	873	9%	-6%
Orthoxylene (USG)	851	766	881	11%	-13%
Mixed Xylenes (USG)	676	630	762	7%	-17%
MTBE (NWE)	670	552	734	21%	-25%
Fuel(USG)	635	527	627	21%	-16%
Toluene (USG COM)	650	561	694	16%	-19%
Average	896	706	781	27%	-10%

The Chemical segment is composed of naphtha, ethane and propane as main inputs for the production of olefins and aromatics. Petrobras supplies 100% of the ethane and propane consumed by the Company and about 60% of the naphtha, while the rest is imported from a number of different suppliers.

Raw-Materials (USD/t)	2017 (A)	2016 (B)	2015 (C)	Var. (A)/(B	Var. (B)/(C)
BRENT (USD/bbl)	54	43	52	25%	-17%
Naphtha ARA CIF NWE	485	385	462	26%	-17%
Ethane USG	184	146	137	26%	7%
PROPANEUSG	400	252	236	59%	7%

5 25% ethylene and propylene, 35% BTX, 10% butadiene, 5% cumene and 25% fuels, as per capacity mix of the industrial units of the Company in Brazil.

The average quotation for oil was USD 54/barrel in 2017, a 25% increase from the 2016 average quotation (USD 43/barrel), which in turn represented a decrease of 17% compared to 2014. This increase was also reflected in the average price of naphtha in the international market, which amounted to USD 485/t in 2017, 26% higher when compared to the average price of USD 385/t in 2016, which represented a 17% decrease compared to 2015. Ethane, the raw material used by Rio de Janeiro's petrochemical center and in the Mexican complex, recorded a Gulf reference price of USD 184/t (USD 25 cts/gal) for the year, 26% higher than in 2016. The average price of ethane in 2016 increased by 7% compared to 2015.

POLYOLEFINS

•         Utilization Rate and Production

The average utilization rate for PE plants was 90% in 2017, 89% in 2016 and 87% in 2015. The increase in this rate over the period is a reflection of the good operational performance of the plants and of the Company's ability to export the volume that was absorbed by the domestic market.

In relation to the PP plants, utilization rates amounted to 93% in 2017 86% in 2016 and 76% in 2015. The increase of 7 pp in the 2017 rate when compared to 2016 was influenced by the better performance of the plants located in the state of São Paulo and the Rio de Janeiro hub, as a result of the improvement in the supply of propylene by the Chemical segment. In relation to 2015, utilization rate increased by 10 percentage points.

Due to the higher average utilization rate, production of the Polyolefins segment amounted to 4,431 thousand tons in 2017, registering a record production of PE and PP and an increase of 3% compared to 2016 (4,301 thousand tons) which, in turn was 3% higher than 2014 (4,007 thousand tons).

•         Sales Volume

In 2017, the estimated Brazilian market for polyolefins totaled 4,061 thousand tons 6% higher than 2016, due to the greater level of activity of the packaging sector and recovery in certain sectors, especially the automotive, agricultural, retail and electronics sector. The volume of sales in Brazil amounted to 2,960 thousand tons, a 5% increase when compared to 2016, with market share of 73%, the same as in 2016.

The sales volume to the foreign market amounted to 1,438 thousand tons, a 10% drop compared to 2016, mainly due to the recovery of the domestic market and reallocation of the Company’s sales.

In 2016, strongly impacted by the poor performance of the Brazilian economy, the estimated demand for polyolefins (Polyethylene and Polypropylene) reached approximately 3.833 thousand tons, a decrease of 1% when compared to 2015, when it totaled 3,878 thousand. Braskem's sales in the domestic market amounted to 2,811 thousand tons and, similarly to the market, presented a 1% decrease in comparison to 2015, when the value amounted to 2,833 thousand tons. The market share registered for 2016 was 73%, the same when compared to 2015.

Exports, in turn, amounted to 1,590 thousand ton, showing an increase of 22% compared to 2015, when it reached 1,307 thousand tons.

•         International Reference

The average international price for polyolefins amounted to USD 1,155/t in 2017, as opposed to figures of USD 1,078/t in 2016, and USD 1,182/t in 2015.

Polyolefins (USD/t)	2017 (A)	2016 (B)	2015 (C)	Var. (A)/(B)	Var. (B)/(C)
PE (USG)	1,202	1,150	1,239	5%	-7%
PP (ÁSIA)	1,077	960	1,088	12%	-12%
Average Price[6]	1,155	1,078	1,182	7%	-9%

The spread for polyolefins7 reached USD 713/t in 2017, USD 713/t in 2016 and USD 750/t in 2015.

Polyolefins (USD/t)	2017 (A)	2016 (B)	2015 (C)	Var. (A)/(B)	Var. (B)/(C)
PE (USG) - Naphtha	717	764	777	-6%	-2%
PE (USG) - Ethane	910	951	1,053	-4%	-10%
PP (ÁSIA) - Naphtha	592	575	626	3%	-8%
Average Spread	697	713	750	-2%	-5%

VINYLS

•         Utilization Rate and Production

The average utilization rate for the PVC plants was 86% in 2017, 84% in 2016, and 76% in 2015. Therefore, production volume amounted to 611 thousand tons in 2017, 594 thousand tons in 2016, and to 542 thousand tons in 2015.

•         Sales Volume

In 2017, the estimated PVC market amounted to 1.005 thousand tons, a 2% decrease from 2016, mainly due to the construction and infrastructure sectors. Braskem's sales, in turn, amounted to 526 thousand tons, the same level as in 2016. The Company’s market share was the same of 2016, 52%.

Exports totaled 82 thousand tons in 2017, 30% lower than 2016.

In 2016, the approximate Brazilian demand for PVC was of approximately 1.,024 thousand tons, a 2% contraction when compared to 2015, when demand was of 1,048 thousand tons. The infrastructure and construction sectors, the main resin-consuming markets, have suffered the most from the effects of the economic crisis throughout the year. During this period, Braskem's domestic sales amounted to 528 thousand tons, same level of 2015 (529 thousand tons) while the market share increased to 52%, showing an increase of 1 pp against 2015. The total volume sold in the external market was 117 thousand tons in 2016 against 65 thousand tons in 2015.

6 62% PE 62% and 38% PP 38, based on production capacity of the plants in Brazil

7 Difference between the average price of polyolefins and the average price of raw materials (naphtha/ethane)

•         International Reference

The international price for PVC was USD 893/t in 2017, up from USD 817/t in 2016 and USD 819/t in 2015. The price increase occurred due to the appreciation of the raw material and the lack of new capacities.

International Reference (USD/t)	2017 (A)	2016 (B)	2015 (C)	Var. (A)/(B)	Var. (B)/(C)
PVC (Asia)	893	817	819	9%	0%

The spread for PVC8 was USD 409/t in 2017, opposed to USD 431/t in 2016 and USD 357/t in 2015. The worsening in spreads in relation to last year is a result of the increase in prices for raw material.

Spread (USD/t)	2017 (A)	2016 (B)	2015 (C)	Var. (A)/(B)	Var. (B)/(C)
PVC (Asia)	409	431	357	-5%	21%

UNITED STATES AND EUROPE

•         Utilization Rate and Production

In 2017, the utilization rate was 97% 3pp lower than the previous year due to the review  of the production capacity  implemented in the beginning of the year. Considering the same capacity for both years, the utilization rate of 2017 was 5pp higher than 2016. In the year, the production in the United States and in Europe was 5% higher, representing a history record of the Company.

In 2016, the average utilization rate for the PP plants in the US and Europe amounted to 100% compared to 98% in 2015, registering 2.01 million tons of production, a 2pp increase compared to 2015, with production totaling 1.97 million of tons.

•         Sales Volume

8 PVC Spread = PVC Price (Asia) – Naphtha ARA Price

In 2017, the volume of PP sales amounted to 2,133 thousand tons, 5% higher than 2016, due to the increase in the capacities of the Company’s plants and increasing demand in Europe and in the United States, where the highlights were the food packaging and nonwoven sectors.

In 2017, the PP sales of Braskem in the North-American market grew 8% in relation 2016 due to the increase in the capacity of the Company’s plants and to the good performance of the food packaging and nonwoven sectors. In Europe, the drop of 1% in the sales volume was a result of the scheduled and non-scheduled shutdowns, mainly in the second and fourth quarters.

The sales volume in 2016 was 2,007 thousand tons, 2% higher than 2015 and following the greater offer of propylene due to the higher utilization rate of the refineries in the United States and the improvement in the economic scenario in both regions.

•         International Reference

The international price for PP in Europe amounted to USD 1,450/t in 2017, up from USD 1,203/t in 2016 and USD 1,352/t in 2015.

In the United States, the price for PP was USD 1,571/t in 2017, opposed to USD 1,461/t in 2016 and to USD 1,423/t in 2015

International Reference (USD/t)	2017 (A)	2016 (B)	2015 (C)	Var. (A)/(B)	Var. (B)/(C)
PP (EU)	1,450	1,203	1,352	21%	-11%
PP (USG)	1,571	1,461	1,423	8%	3%

The main input for PP production within the United States and Europe segment is propylene, which is supplied to the Company's plants by several local producers.

In the year average, the price of propylene in the USA was USD 986/t, 30% higher than 2016, which is explained by the increase in the price of propane and by the low level of stock.

In 2017 the reference price in Europe was USD 946/t, 30% higher than the previous year, which is explained by the increase in the price of oil and by the increasingly higher quantity of gas being used to the detriment of naphtha as raw material in the European crackers, which decreases the offer of propylene in the region.

In 2016, the average international reference price for propylene in the US Gulf (USG) was USD 759/t, 12% lower than in the previous year due to the greater availability of this raw material as a result of the increase in capacity of the PDH's, which have shown higher utilization rates when compared to the previous year in spite of certain operational problems in the second half of the year.

In that same year the average price reference for propylene in Europe was USD 727/t, 23% lower than in 2015 due to the 17% drop in the international oil market price in 2016.

International Reference (USD/t)	2017 (A)	2016 (B)	2015 (C)	Var. (A)/(B)	Var. (B)/(C)
Propylene (EU)	946	727	942	30%	-23%
Propylene (USG)	986	759	859	30%	-12%

The PP spread in Europe was USD 505/t in 2017, compared to USD 476/t in 2016 and USD 410/t in 2015, thus reflecting the drop in propylene.

In the United States, PP spread amounted to USD 585/t in 2017, up from USD 702/t in 2016 and USD 564/t in 2015, thus reflecting the drop in propylene.

Spread (USD/t)	2017 (A)	2016 (B)	2015 (C)	Var. (A)/(B)	Var. (B)/(C)
PP - Propylene (EU)	505	476	410	6%	16%
PP - Propylene (USG)	702	585	564	-17%	24%

MEXICO

•         Occupation Rate and Production

In 2017, the utilization rate of the PE plants in Mexico was 88% due to the good operating performance of the units of the complex, which resulted in the production volume of 924 thousand tons.

In 2016, still in the process of ramp-up, the utilization rate of PE plants amounted to 42%, with a production volume of 443 thousand tons.

•         Sales Volume

In 2017, the total PE sales volume was 969 thousand tons, 124% higher than 2016, due to the greater availability of the product. Out of the total sold, 57% were directed to the Mexican market and the rest was exported to several regions, among which Asia, Europe and the United States.

In 2016, 432 thousand tons of PE were sold, including resale of resin to serve the Mexican market with grids which had not yet been produced during the ramp-up stage. Out of the total sold, 46% were directed to the Mexican market.

•         International Reference

Braskem Idesa's PE sales price in the Mexican market is referenced by the price of resins traded in the Gulf region of the United States. In 2017, the average price of this reference was USD 1,185/t, 6% higher than 2016, following the drop in the raw material prices and the increase in the Mexican demand.

In 2016 the average price9 was USD 1,115/t, 9% lower than 2015, mainly due to the drop in the oil prices.

International Reference (USD/t)	2017 (A)	2016 (B)	2015 (C)	Var. (A)/(B)	Var. (B)/(C)
PE (USG)	1,185	1,115	1,221	6%	-9%

In terms of the supply of ethane, Braskem Idesa has a 20-year contract signed with the subsidiary of Petróleos Mexicanos (PEMEX), a Mexican state-owned oil and gas company the price of which is referenced in the price of the ethane USG reference.

In 2017, the average reference price of United States Golf ethane (USG ethane) was USD 184/t, 26% higher than 2016, due to the larger demand after the start-up of the ethane exporting terminals, the increase in the GLP prices and the expected start-up of new crackers.

In 2016, the average ethane price was USD 146/t, 7% higher than the price of 2015, which can be explained by the increase in domestic and export demand, in view of the start-up of the ethane exporting terminals.

International Reference (USD/t)	2017 (A)	2016 (B)	2015 (C)	Var. (A)/(B)	Var. (B)/(C)
Ethane (USG)	184	146	137	26%	7%

Thus, the ethane PE spread was USD 1,001/t in 2017, USD 969/t in 2016 and USD 1,085/t in 2015.

Spread (USD/t)	2017 (A)	2016 (B)	2015 (C)	Var. (A)/(B)	Var. (B)/(C)
PE (USG) - Ethane	1,001	969	1,085	3%	-11%

9 71.4% (PEAD USA) and 28.6% (LDPE USA), as per capacity mix of Braskem Idesa units in Mexico

COMPANY CONSOLIDATED

•         Net Revenue

In 2017, the consolidated net revenue WAS USD 15,441 million, 12% higher than 2016, explained (i) by the sales volume in the Mexican complex; (ii) by the recovery in the domestic demand; (iii) by the higher prices of resins and chemicals in the international market; and (iv) by the expansion in the capacity of the USA and Germany plants. In Reais, the revenue was BRL 49.261 billion, 3% higher than the previous year.

Revenues arising from the foreign market in Dollars totaled USD 7,243 million for the year, a 9% increase compared to 2016, influenced by the higher prices of resins and chemicals in the international market. In Reais, net revenue from the foreign market accounted for 47% of the Company’s total revenue, reaching BRL 23,102 million, BRL 9,523 million of which came from exports.

In 2016, the consolidated net revenue reached USD 13,734 million, 3% lower than the previous year. The drop is explained by the 8% contraction in the price of resins and chemicals in the international market, as a result of lower oil prices and new installed capacities for resins, especially polypropylene, which started operating in China throughout the year. Another factor contributing to this decline was the decrease in sales volume within the domestic market, which dropped 1% in comparison to 2015. In Reais, revenue amounted to BRL 47,664 million, 2% higher than the previous year due to depreciation of the Real in those periods.

Revenues arising from the foreign market in Dollars totaled USD 6,616 million for the year, a 4% decrease compared to 2015, also influenced by the lower average price of resins and chemicals in the international market. In Reais, net revenue from the foreign market accounted for 48% of the Company’s total revenue, reaching BRL 22,957 million, BRL 9,891 million of which came from exports.

•         COGS

In 2017, the consolidated cost of goods sold (COGS) amounted to USD 11,359 million, an increase of 13% in relation to 2016, due to the higher sales volumes, mainly from Mexico after the ending of the production ramp-up and to the increase in the raw material prices in the international market. In Reais, COGS was BRL 36,244 million, 4% higher than 2016.

In 2016, the consolidated cost of goods sold (COGS) amounted to USD 10,074 million and BRL 34,965 million, a reduction of 5% when compared to the consolidated COGS of 2015. In Reais, COGS was BRL 34,941 million, 9% lower than 2015. If we disregard the COGS for resales (BRL 2,427 million), the consolidated COGS amounted BRL 32,538 million, in line with the ex-resale COGS registered in 2015, since the negative impacts of the start-up of the Braskem Idesa complex; the 5% average depreciation of Real against US Dollar between the periods, and  the higher sales volume in the year were offset by the decrease in price for the main raw materials, mainly naphtha.

•         SGAE

In 2017, the Sales, General and Administrative Expenses amounted to BRL 3,061 million, 7% higher than in 2016, due to the higher expenses with sales in Mexico and expenses with audits. In Dollars, the expenses amounted to USD 906 million, 3% higher than that presented in 2015.

In 2016, the Sales, General and Administrative Expenses amounted to BRL 2,852 million, 13% higher than in 2015, which is mainly explained by the depreciation of Real against US Dollar in international business expenses; the advertising expenditures related to the Paralympic Games; the expenses with legal services and audits related to internal research conducted throughout the year; higher software license expenses; and the startup of the Braskem Idesa petrochemical complex. In Dollars, expenditures totaled USD 883 million, 16% higher than in 2015.

•         EBITDA

In 2017, the consolidated EBITDA was USD 3,872 million, a history record of the Company and 17% higher than 2016, positively impacted by (i) the higher sales volume in Mexico, due to the conclusion of the ramp-up of the complex; (ii) by the higher spreads in the international market of chemicals, PP in Europe and PE in Mexico; (iii) by the expansion in the capacity and increase in the sales volume of the US and Europe units, with record in the PP production in the USA; (iv) by the higher sales volume in the Brazilian market with records in the production of the main chemicals, PP and PE; and (v) by the capital gain of USD 88 million regarding the sales of quantiQ. In Reais, EBIDTA was a record of BRL 12,334 million, 7% higher than 2016.

In 2016, the Company has registered an EBITDA of USD 3,304 million respectively, representing a 18% increase in relation to 2015. The increase is mainly explained by (i) the good operating performance; (ii) the healthy level of resin spreads in the international market; (iii) the higher volume of Brazilian exports; (iv) the performance of US and European operations; (v) beginning of results contribution from the complex in Mexico.

FINANCIAL RESULTS

Braskem Idesa Financial Results

The financial results of controlled company Braskem Idesa is mainly impacted by the project finance debt and the loan from the project shareholders. In 2017, the financial result was an expense of BRL 817 million up to an expense of BRL 1,780 million in 2016, positively impacted by a revenue with exchange rate variation on the outstanding debt of the loan, due to the appreciation of the Mexican Peso against the Dollar in the year.

The total debt of project finance is designated for hedge accounting. Thus, the variation in exchange rates is recorded temporarily in equity and is taken to the financial result at the time when the designated sales for hedge accounting are realized. The recognition of the expense related to the transition of the hedge accounting result amounted to BRL 164 million in the year.

In 2016, Braskem Idesa's net financial result was an expense of BRL 1,780 million, compared to an expense of BRL 355 million in 2015, explained by the kick-off of transitions regarding the financial result of interests, previously capitalized in the project phase and incurring on the project finance debt balance (BRL 491 million) as well as on the loan balance (BRL 464 million).

In 2016, the amount recognized in the financial result related to the hedge accounting transition was of BRL 60 million. The exchange rate variation on loans was BRL 1,059 million due to the depreciation of 19% of the Mexican Peso against the US Dollar between the periods. As of December 31, 2016, the outstanding balance of the loan was USD 1,883 million.

Financial Results ex-Braskem Idesa

In 2017, the net financial result was an expense of BRL 3,131 million, a decrease of BRL 1,084 million in relation to 2016. Excluding the effects of the exchange rate variation, the net financial result of 2017 was an expense of BRL 2,194 million, in line with the expense of the previous year.

In 2016, the net financial result was an expense of BRL 4,215 million, against an expense of BRL 1,544 million in 2015. Excluding the effects of the exchange rate and monetary variation, net financial income was an expense of BRL 2,100 million, against an expense of BRL 2,340 million in 2015. The decrease of BRL 240 million in comparison to 2015 is due to lower interest on financing and higher interest on financial investments, both due to the increase in cash position of USD 339 million between the periods and the maintenance of a cash position in Reais which is greater than it was for the year 2015.

PROFIT/LOSS

In 2017, the Company had a net profit attributable to the shareholders of BRL 4,083 million against the net loss of BRL 411 million in 2016 (as a result of the provision for a fine relating to the Global Agreement and net profit of BRL 3,002 million in 2015.

c)       Impact of inflation, price variation of the main inputs and products, exchange rate and interest rate in the operating result and in the financial result of the Company, when relevant.

The information related to this item 10.2(c) are described in item 10.2(a) (ii) of this proposal.

10.3       Past and expected events with material effects in the financial statements

a)      Launch or divestiture of a field of business

In the fiscal year ended on December 31, 2017, there has been no launch or divestiture of a field of business

In the fiscal year ended on December 31, 2016, due to the beginning of operations of Braskem Idesa S.A.P.I.’s (“Braskem Idesa”) petrochemical plant, the Mexico plant started to be a reportable segment of the Company. This segment includes, in addition to Braskem Idesa’s operating results, the results of other companies directly or indirectly controlled by the Company in Mexico.

In the fiscal year ended on December 31, 2016, with the company’s management decision to sell the assets of QuantiQ’s and its controlled company IQAG, the Company sold the Chemical Distribution field of business, as explained in item 10.3 (B) below.

b)      Creation, acquisition or disposal of ownership interest

Cetrel

On January 27, 2017, the Company’s Board of Directors authorized the execution of a purchase agreement with Odebrecht Utilities S.A. (“Odebrecht Utilities”) by which the Company assumed the commitment to buy all shares held by the sellers in Cetrel S.A. (“Cetrel”), representing 63.66% of its voting and total capital for BRL 610 million.

On September 29, 2017, the Company’s Shareholders’ Meeting approved the conclusion of the purchase, and on October 2, 2017, the purchase of 1,269,290 shares issued by Cetrel was completed, with the payment of the agreed price of BRL 610 million, when the Company took control of it. The Company’s accounting policy in purchases of businesses under shared control is the “predecessor accounting”. The impact of the premium based on the accounting shareholders’ equity, in the amount of BRL 488.4 million, was recognized in the “shareholders’ equity” under “Equity Valuation Adjustments”.

On October 16, 2017, in an Special Meeting of Cetrel’s Board of Directors, Braskem elected the new Officers and, on October 25, 2017, the Special Meeting of Cetrel’s Shareholders appointed the new members of the Board of Directors and of the Fiscal Board.

quantiQ

After the authorization granted by the Board of Directors in a meeting held on January 9, 2017, the Company signed, on January 10, 2017, the agreement for the sale of Quantiq and its controlled company IQAG. This operation was approved by the Brazilian Antitrust Authority - CADE in the same month. Although the agreement was signed in January 2017, the consolidated financial statements of Quantiq and IQAG are presented as assets maintained for sale and discontinued operations, since the Company, on December 31, 2016, had received a firm offer from the buyers.

On April 3, 2017, the control was transferred to the buyer. On that same date, the Company received BRL 450 million. The balance of BRL 100 million will be received in up to 12 months and may suffer some adjustments that are usual in this type of operation. The capital gain in the operation was of BRL 277 million (Total income of BRL 550 million (-) net assets of BRL 273 million), registered in the second quarter of 2017.

c)       Extraordinary events or operations

In 2017, there have been no extraordinary operations that have had an impact on the consolidated financial statements of the Company.

In 2016, the extraordinary operations that have had an impact on the consolidated financial statements of the Company were:

  costs with idleness corresponding to the installed and non-used capacity in the first months of operation of the controlled company Braskem Idesa, in the amount of BRL 139 million;
  leniency agreement provision in the amount of BRL 3,125 million already deducting BRL 272 million related to the adjustment to present value.

In 2015, the extraordinary operations that have had an impact on the consolidated financial statements of the Company were:
  costs and depreciation of the industrial unit located in the Petrochemical Complex of Capuava - Maua - São Paulo, which was not operating due to the incident in October 2015, in the amount of BRL 54 million;
  provision for loss of investment in the controlled company in Propisur, in the amount of BRL 112 million;
  depreciation and maintenance of non-operating plants, in the amount of BRL 98.5 million.

10.4       Material changes in the accounting practices - exceptions and emphases in the auditor’s opinion

a)      Material changes in accounting practices

There have been no material changes in accounting practices in the fiscal years ended on December 31, 2017 and 2016. However, in 2016, in the context of the “Lava Jato” (Car Wash) Operation, the Company received information on misappropriations of payments. Based on this information, it has been confirmed that payments were made between 2006 and 2014, as payment for services, without proof of the consideration. The identification of these payments led to the recognition, in October 2016, of taxes owed to the Federal Government and to other adjustments to the deferred income tax and social contribution. In accordance with Pronouncement CPC 23, the recognition of these obligations, considered as a rectification of a material mistake, was made retroactively to the 2015 Financial Statements and previous statements. Detailed information on this new delivery is disclosed in the Accompanying Notes 2.4, 23.3 and 35(b) of the 2016 Financial Statements.

b)      Material effects from changes in accounting practices

As described in item 10.4(a) of this document, and except for the new delivery due to the mistake described in the same item above, there have been no material changes to the Company’s accounting practices in 2017 and 2016.

c)       Exceptions and emphases in the auditor’s opinion

Comment on the independent auditors’ report 2017

The report of the independent auditors on the Company's financial statements for the year ended December 31, 2017, did not contain any qualifications or emphasis of matter paragraph.Comment on the independent auditors’ report 2016

The emphasis presented in the independent auditors’ report is related to the Car Wash Operation, which confirmed the existence of undue payments made by the Company between 2006 and 2014, as payment for services provided by third parties, without proof of the consideration. (Accompanying Note 23.3 of the 2016 Financial Statements).

Comment on the independent auditors’ report 2015

The emphasis on the independent auditors’ report was related to the internal investigation and collective action filed before a United States’ Court during the fiscal year. (Accompanying Note 23.3(d) of the 2015 Financial Statements).

10.5       Critical Accounting Policies

Are considered critical accounting policies those that require that the Management perform estimates, judgments, and define premises based on the historical experience that may affect the values reported in the financial statements.

We highlight the following critical policies that require subjective or complex judgements that affect the result:

•         Deferred income tax and social contribution

The recognition and the amount of active deferred taxes depend on the future generation of taxable income, which required the use of estimates related to the Company’s future performance. These estimates are in the business plan that is prepared every year by the Executive Office and submitted to the Board of Directors’ approval. This plan has as main variables the projection of prices of products manufactured by the Company, the price of raw materials, growth of the gross domestic product of each country where the Company operates, exchange variation, interest rate, inflation rate, and fluctuation of the offer and demand for inputs and finished products. These projections are made based on specialized external advice and on the Company’s historical performance.

The information on the deferred income tax and social contribution are presented in the Accompanying Note 21 of the 2017 Financial Statements.

•             Fair value of the derivative and non-derivative financial instruments

The Company values the financial derivatives by their fair value, using as main source of data the stock exchanges, the disclosures made by the Central Bank of Brazil, and the quotation services, such as Bloomberg and Reuters. It should be stressed that the volatility of the exchange markets and of the interest in Brazil has been causing material changes to the future rates and to the interest rates in short periods of time, causing material variation to the fair value of swaps and other financial instruments.

The fair value of publicly-traded non-derivative financial instruments are based on current purchase prices. If the market of a financial asset and of bonds not listed in stock exchanges is not active, the Company sets the fair value using valuation techniques. These techniques include the use of recent operations with third parties, reference to other instruments that are materially similar, the analysis of discounted cash flows or pricing models for options that use the largest possible amount of information generated by the market and rely, the least possible, on information generated by the Management of the Company.

The information on the derivative and non-derivative financial instruments are presented in the Accompanying Note 19 of the 2017 Financial Statements.

•             Useful life of assets

The Company recognizes the depreciation and exhaustion of its long-duration assets based on the estimate of useful life of the assets, defined by independent experts and ratified by the Company’s technicians with experience in managing the Company’s plants. The useful lives initially defined by the independent experts are usually revisited in the end of each fiscal year by the Company’s technicians, to verify the need to change them. This review may occur during the fiscal year due to extraordinary events.

The main factors that are taking into consideration to determine the useful life of the assets that form the Company’s industrial plants are manufacturers’ information on the machines and equipment, the plants’ level of operation, the quality of preventive and corrective maintenance, and the perspectives of technological obsolescence of the assets.

The Management of the Company has also decided that (i) the depreciation must cover the total value of the assets, considering that the equipment and facilities, when removed from the operation, are sold for absolutely immaterial prices; and (ii) the lands are not depreciated because their useful life is undefined.

The information on the fixed assets are presented in the Accompanying Note 13 of the 2017 Financial Statements.

•             Recoverability analysis and test

(i)           Tangible and intangible asset with finite useful life

On the date of each financial statement, the Company analyzes the existence of indicators that the accounting balance of long-duration tangible assets and intangible assets with a finite useful live may be not recoverable. This analysis is made to verify if there are scenarios that could have a negative impact on the Company’s cash flow, and the consequent recovery of sums invested in such assets. These scenarios derive from macro-economic, legal, competition or technological matters.

The Company takes into account relevant topics to be considered in this analysis: (i) the possibility of excess in offer of products manufactured by the Company or material reduction of demand due to adverse economic factors; (ii) perspective of material oscillations in prices of products and inputs; (iii) possibility of new technologies or raw materials appear, which may cause a relevant reduction of the production cost and, as a consequence, may have an impact on the sales price, ultimately causing the total or partial obsolescence of the Company’s industrial complex; and (iv) changes to the regulatory environment in general, which make the Company’s production process unfeasible, or that have a material impact on the commercialization of its products. For that analysis, the Company has its own team, which has a more strategic view of the business, in addition to being in constant contact with external consultants. If the variables mentioned indicate material risks for the cash generation, the Management of the Company performs the recoverability test, as described in the Accompanying Note 3.4(b) of the 2017 Financial Statements.

(ii)          Intangible asset with indefinite useful life

The balances of future profitability premiums derived from business combinations are tested annually to measure the recoverability. These tests are based on the 5-year projection of cash generation, taken from the Company’s business plan, mentioned in the Accompanying Note 3.1 of the 2017 Financial Statements. In addition to the projected cash flow for 2017 to 2021, the perpetuity based on the long-term view is also calculated, without considering the growth in real terms for this calculation. The cash flows and the perpetuity are brought to preset value by a discount rate based on the Weighted Average Cost of Capital (“WACC”).

The premium allocated to the Polyolefins field of business (Accompanying Note 14(a) of the 2017 Financial Statements) was generated in a business combination that led to the simultaneous purchase of polypropylene and polyethylene plants. The main raw materials of these plants were already supplied by the Company, which enabled relevant synergies in the operation. These synergies were one of the main driving forces of that purchase. Because of this, the Management of the Company evaluates the recoverability of this premium within the field of business, since the benefits of the synergy are related to all units purchased.

The other existing premiums are allocated to UGC Químicos Sul and in the Vinyl field of business (Accompanying Note 14 of the 2017 Financial Statements).

The premiums on future profitability are presented in the Accompanying Note 14 of the 2017 Financial Statements. This Accompanying Note also presents the results of the impairment test.

•             Contingencies

The contingent liabilities and existing provisions are mainly related to judicial and administrative discussions mostly derived from labor, social security, civil and tax proceedings.

The Management of the Company, based on the opinion of its external legal advisors, classifies these proceedings in term of their chance of loss, as follows:

Probable Loss - proceedings where the chance of losing is higher than the chance of winning or, in other words, the chance of loss exceeds 50%. For these proceedings, the Company maintains an accounting provision that is assessed as follows:

(i)           labor proceedings - the provisioned amount corresponds to the expenditure estimated by the Company’s legal advisors;

(ii)          tax proceedings - the provisioned amount corresponds to the amount involved, in addition to the charges corresponding to the SELIC rate variation; and

(iii)         other proceedings - the provisioned amount corresponds to the amount involved.

Possible loss - proceedings whose chance of loss is more than remote. The loss can happen, however the elements available are not sufficient or clear enough to allow the conclusion that the tendency is to win or lose. In percentage, the possibility of loss is between 25% and 50%. For these proceedings, except for cases derived from business combinations, the Company creates no provisions and highlights the most relevant ones in an accompanying note (Accompanying Note 23.2 of the 2017 Financial Statements). In

business combinations, in compliance with CPC 15 and IFRS 3, the Company registers the fair value of these proceedings with the chance of loss. The provisioned amount corresponds to the amount involved, in addition to the charges corresponding to the SELIC rate variation, times the percentage of the probability of loss, defined by external legal advisors.

The Management of the Company believes that estimates related to the conclusion of the proceedings and the possibility of future expenditures may change due to: (i) higher courts may decide similar cases involving another company, adopting a final interpretation of the case and, consequently, anticipating the end of the proceeding involving the Company, without any disbursement, or leading to the need to settle the proceeding; and (ii) programs to incentive the payment of debts, implemented in Brazil by Federal and State Governments, in favorable conditions, which may lead to an expenditure lower than the provision or the amount involved.

The Company’s contingencies are presented in the Accompanying Note 23 of the 2017 Financial Statements.

•             Hedge accounting

The Company designated liabilities in foreign currency to protect the cash flow generated by its exports. This decision was based on two important concepts and judgements: (i) the realization of exports included in its business plan (Accompanying Note 3.2 of the 2017 Financial Statements), which are inherent to the market and business where it operates, and (ii) the Company’s ability to refinance its liabilities in Dollar, since the priority financing in Dollar is a part of the Company’s orientation and strategy. In addition to the ability to refinance its liabilities in Dollar, the Company’s Financial Policy provides for the maintenance of a minimum level of net liabilities in Dollars.

The controlled company Braskem Idesa designated all the funds obtained for the construction of its industrial plant to the protection of a portion of the sales, which will be realized in the same currency as the financing, the U.S. Dollar. The sales estimates are contemplated in the project that was presented to the banks/lenders that, due to the consistency of projections, granted a loan to Braskem Idesa that will be exclusively paid with the cash to be generated by these sales. All these commercial considerations of the project are backed by market studies made by specialized consulting companies during the analysis of its feasibility.

All of the Company’s hedge operations are in accordance with the accounting practices and procedures adopted by the Company, and every quarter effectiveness tests are performed for each operation, proving the effectiveness of its hedge strategy.

The Company has determined that the subject of the hedge, both for the Controlling Company and for the controlled company Braskem Idesa, will be characterized by the first sales in Dollars made in every quarter up to the amount defined in each period (Accompanying Note 19 of the 2017 Financial Statements). The liabilities designated for hedge are aligned with the maturity schedule of the hedge and with the Company’s financial strategy.

In accordance with the Financial Policy, the Company may enter into financial derivatives agreements (swaps, NDFs, options, etc.) to protect itself from unwanted variations of currencies and fees. These derivatives may be designated for hedge accounting in accordance with the Management’s judgement and whenever it is expected that the investment will cause a material improvement in the demonstration of the compensatory effect over the variations of the hedge items.

10.6       Relevant items not evidenced in the Financial Statements.

a)      The off-balance-sheet assets and liabilities directly or indirectly owned by the Company

In the fiscal year ended on December 31, 2017, there were no relevant items not evidenced in the Company’s financial statements related to:

  Operating leases, assets and liabilities;
  Derecognized receivables portfolios over which the entity holds risks and responsibilities;
  Agreements for future purchase and sale of products or services;
  Future financing commitment agreements.

b)      Other off-balance-sheet items

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2017. It should be stressed that with the Leniency Agreement signed by the Company, the Federal Prosecutor’s Office in Brazil, the DOF and SEC in the United States, and by the Prosecutor’s Office in Switzerland, in the approximate amount of BRL 3.1 billion, the Company paid, during the fiscal year of 2017, the approximate amount of BRL 1.3 billion (Accompanying Note 23.3 (a) of the 2017 Financial Statements).

10.7       Comments on items not evidenced in the financial statements

a)      How such items affect or are likely to affect the income, expenses, operating results, financial expenses or other items on the issuer’s financial statements

It is not possible to foresee or measure now the extension of the financial and non-financial impacts, if any, of the execution of the Leniency Agreement with authorities in Brazil, in the United States and in Switzerland besides the value of BRL 3.1 billion of said Agreement, already mentioned before. The Agreement may cause a material adverse effect on the business, reputation, financial situation and results of the Company’s operations, as well as on the liquidity and price of the securities issued by the Company. We also stress that it is not possible to foresee the impacts on the Company derived from other investigations, rulings or proceedings filed by the authorities involving the Company’s main shareholders, Odebrecht and Petrobras, or any of its controlled companies.

b)      The type and purpose of the transaction

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2017.

c)       The type and extent of obligations undertaken by and rights generated to the issuer as a result of the transaction

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2017.

10.8       Business Plan

a)      Investments

The Company, following its medium and long-term growth plan and aligned with its strategy to diversify its raw material matrix, has implemented several projects, and we highlight the following:

a quantitative and qualitative description of current and expected investments

Project Mexico, Ethylene XXI:

In the context of the internationalization strategy and access to competitive raw materials, in the fiscal year ended on December 31, 2016, the Company reached an important milestone with the beginning of operations of the petrochemical complex in Mexico, in a partnership with the Mexican group IDESA, holding 75% and 25% interest respectively. Located in the state of Veracruz, in the Coatzacoalcos region, the Ethylene XXI project contemplates the production of approximately 750 thousand tons of high-density polyethylene and 300 thousand tons of low-density polyethylene from ethane, and it is based on an agreement entered into with PEMEX-Gás for the supply of 66,000 barrels/day of ethane for 20 years, with its reference price being the North American gas (Mont Belvieu).

In March 2016, the cracker was initiated and the ethene specification occurred; in April 2016, the first PE plant started its operation; and in June 2016, the three polyethylene plants were already operating.

The investment totaled USD 5.2 billion, of which (i) USD 3.2 billion came as project finance and (ii) USD 2 billion as shareholders’ investment.

UTEC® Project

The Company’s new production line of ultra-high molecular weight polyethylene (UHMWPE), commercially known as UTEC® began its operation in January 2017.

Located in the city of La Porte, state of Texas, in the United States, the production from this plant will complement the capacity of the already-exiting line in Brazil, in the petrochemical complex of Camaçari. With 100%-Brazilian technology, the UTEC® resin has sophisticated applications in several industries, such as automotive and transportation, electronics, fibers and textiles, heavy industry and machines, material handling, oil and gas, pipelines and mining, porous plastics, recreation, and for the end consumer.

The main market for the production of the La Porte UTEC® plant is the North-American market, but the company expects, in the future, to export resin for destinations such as Europe, India and China. The beginning of this plant’s operations strengthens the Company’s position as one of the biggest UHMWPE producers in the world.

Raw material flexibilization project in Bahia

Raw material flexibilization in Bahia

Aligned with the Company’s strategy, which looks for alternatives sources of raw materials to increase its global competitiveness, in November 2017, the flexibilization for production of up to 15% of ethene using ethane as raw material began in the petrochemical complex in Bahia.

For the raw material supply, the Company signed an agreement for the purchase of ethane from the United States from an affiliated company of Enterprise Products. The term of the agreement is of 10 the years, and the price is based on the international reference of Mont Belvieu.

BRL 380 million have been invested in the technological adaptation of the Chemicals Unit in Camaçari, in the pipeline and in the adaptation of the logistics infrastructure of the Dock-Terminal of Aratu, in Candeias.

Debottlenecking of the capacity in the Marcus Hook plant, USA

Aligned with the strategy of expanding to international markets and to meet its clients’ needs, in 2016, the Company invested approximately USD 21 million in the debottlenecking of the production capacity of the Marcus Hook/PA PP plant, increasing its nominal capacity in 64 thousand tons per year. The scope of the project included improvements to the propene purifier and in the resin production areas of the plant.

New PP plant in the United States

Aligned with the strategy to diversify the raw materials matrix and geographic expansion in the Americas, reinforcing the leadership in the PP production in the United States, the Company’s Board of Directors approved, on June 21, 2017, the project to build a new PP plant of 450 thousand tons at the La Porte site, in the American state of Texas. The beginning of the project’s operation is expected for the second quarter of 2020.

With an approved investment of up to USD 675 million, in 2017 the Company already invested USD 172 million in the engineering project detailing and in the purchase of equipment. In 2017, the project has a 9%-advance: 67% of the engineering and 43% of the purchases were completed, and the place began to be prepared for the construction and assembly of temporary facilities. It is worth highlighting that Linde Group was hired to lead the EPC of the project and the choice of Grace’s UNIPOL® technology.

Current investments and other strategic projects:

In 2017, the Company’s units in Brazil, in the United States and in Europe invested BRL 1,760 million, aligned with the initial projection for 2017. The units in Brazil were 3% below the estimation due to the reduction of expenses with the purchase of equipment, the appreciation of Real in the expenses in Dollar and the change to the projects schedule. In Dollars, due to the Real appreciation compared to the exchange fee expectation for the year, the investments were 6% higher than expected. The United States and Europe units were 41% above the estimate in Dollars due to investments made and not expected, such as the purchase of logistics wagons for PP transportation in the United States. Considering the investment in the construction of the new PP plant in the United States, in the amount of BRL 532 million, the total investment of the Company’s units in Brazil, in the United States and in Europe totaled BRL 2,293 million. In the same period, Braskem Idesa invested BRL 22 million, 58% less than expected for the year, as a result of the optimization of the investment portfolio, which led to the postponing/cancellation of some projects.

In 2016, the Company invested a total of BRL 2,975 million. Excluding from the analysis the Company’s contributions to the Mexico project, the investment was of BRL 1,780 million. From this sum, BRL 1,439 million or approximately 81% of the total were directed to the industrial operations (BRL 107 million in the United States and Europe, equivalent to USD 33 million), including investments related to operational efficiency, HSE, productivity and modernization. The remaining BRL 341 million (BRL 244 million in the United States and Europe, equivalent to USD 72 million) were directed to the strategic projects, such as (i) the investment in the production of UTEC® in La Porte, USA, (ii) the investment to diversify raw materials in the Bahia cracker, and (iii) investments to improve the industrial productivity of the PP plants located in the USA and in Germany, as mentioned above.

In 2015, the Company invested a total of BRL 2,376 million. Excluding from the analysis the Company’s contributions to the Mexico project, the investment was of BRL 1,272 million. From this sum, BRL 1,174 million or approximately 90% of the total were directed to the industrial operations (BRL 214 million in the

United States and Europe, equivalent to USD 64 million), including investments related to operational efficiency, HSE, productivity and modernization. The remaining sum was directed to other projects, such as the investment in the production of UTEC in La Porte, USA, as mentioned above.

2018 Investments

The Company will invest approximately BRL 2,872 million this year, from which BRL 1,047 million are linked to the Dollar (USD 320 million), regarding operating investments in the United States, Europe and Mexico units.

From this sum, BRL 1,987 million will be directed to investments related to the maintenance, productivity, HSE, and operational efficiency, including disbursements with the scheduled stop of the cracker in Triunfo, Rio Grande do Sul, expected for the 1Q18. The remaining balance will be directed to other strategic projects, such as the investment in the new PP plant in the USA (USD 263 million).

Braskem Idesa will invest approximately USD 42 million (BRL 137 million) in projects related to maintenance, productivity, HSE and operational efficiency.

 (ii)         sources of investment financing

The Company tries to follow its investment plan, preferably with credit lines from national and international government officials (including funding financial institutions, such as those described in item 10.1(f) of this proposal, in sub-item “loans from BNDES to incentive development”), since these officials, in general, offer less onerous conditions for the Company.

The investment that are not eligible for these sources of funding will be funded by (i) the cash flow from the Company’s operating activities or (ii) other sources, such as loans and financing (such as those described in all other sub-items of item 10.1(f) of this proposal).

(iii)        material divestments in progress and planned divestments

There are no material divestments processes in progress and/or planned.

New products and services

In the end of the fiscal year ended on December 31, 2017, 15 new resin grades were added to the Company’s portfolio, with the following applications:

 (i)          description of research in progress and already disclosed

The Company continues its efforts to develop solutions for products using renewable raw materials by means of internal projects and partnerships. In 2017, the Company signed a technical cooperation agreement with the Danish company Haldor Topsoe to develop a pioneer route for the production of monoethylene glycol (MEG) from sugar. The focus will be to convert the sugar into MEG in a single industrial unit, with the purpose of reducing the initial investment and boost the process competitiveness. The partnership includes the construction of a demonstration unit in Denmark, with the operations expected to begin in 2019.

 (ii)         total expenditures in research activities for new products or services

In the last three fiscal years, the Company spent the following sums in researches for the development of new products or services:

Fiscal year ended on
	12/31/2017	12/31/2016	12/31/2015
Expenses with R&D	BRL 167 million	BRL 162 million	BRL 176 million

(iii)         projects in progress and already disclosed

  HDPE for carbonated drinks caps; high density polyethylene developed for carbonated drinks caps, such as soft drinks and sparkling mineral water, approved for use by the biggest brands in the market, as well as by the caps manufacturers, which are Company’s clients in this segment.
  HDPE for mineral water caps: with excellent organoleptic properties that do not interfere with the flavor and smell of the mineral water, a new resin for caps of this type of beverage was launched with the approval of the biggest brands of the Brazilian market.
  EVA for soles: resin developed for shortening control and with excellent smooth touch for the shoe industry, properties that make the final product lighter and more comfortable.
  EVA for sandals: Resin developed for single block sandals with good abrasion and grip, in addition to the soft touch, aiming at a better performance and more comfort.
  PP for bi-oriented packages: focusing on the increase of productivity, with less variation of the thickness profile of the BOPP film, the grade was launched for application in flexible packages. The new product is already being used by large companies in the Brazilian market.

(iv)         Total expenditures in development of new products or services

In the last three fiscal years, the Company invested the following sums in the development of new products or services:

Fiscal year ended on
	12/31/2017	12/31/2016	12/31/2015
Investments in R&D	BRL 23.1 million	BRL 13.0 million	BRL 16.4 million

10.9       Other relevant factors

Not applicable.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

EXHIBIT II

MANAGEMENT PROPOSAL

FOR THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2018

Capital Budget Proposal prepared by the Management of the Company.

Proposal for Allocation of the Results Prepared by the Company's Management

The proposal for allocation of the results of the fiscal year ended on December 31, 2017 is as follows:

The amount of withheld profits, totaling BRL 1,335,387 thousand, is intended to meet a part of the investments that are part of the Company’s 2018/2020 Business Plan, approved at a meeting of the Board of Directors held on January 16, 2018. Said investments are intended to maintain, replace, improve the performance, reliability and security, as well as to conduct strategic projects of the Company, which have already been approved for performance.

These investments shall be funded by approximately 46% of the Company’s own capital, and the remainder through third parties and/or the Company’s future cash generation.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

EXHIBIT III

MANAGEMENT PROPOSAL

FOR THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2018

Proposal of Allocation of Net Profit for the fiscal year ended in 2017, containing, at least, the information indicated in Exhibit 9.1.II of CVM Normative Ruling No. 481.

Proposal for allocation of the net profits of the 2017 fiscal year

 (as per Exhibit 9-1-II of CVM Ruling No. 481/2009)

The Company’s Management provides below the information required by Exhibit 9-1-II to CVM Ruling No. 481:

1.              Net Profits of the Year:

The net profits for the fiscal year of Braskem S.A. (controlling company), in 2017, were four billion, eighty-two million, nine hundred and ninety thousand, one hundred and ninety-four Reais and seventy centavos (BRL 4,082,990,194.70).

2.              Global amount and the value per share of the dividends, including interim dividends and interest on net equity already declared:

On December 12, 2017, on the terms of article 204 of the Corporation Law, jointly with article 44, paragraph 4, of the Company’s Bylaws, the Company distributed the total sum of one billion Reais (BRL 1,000,000,000.00) as early dividends (“Early Dividend”) for the 2017 fiscal year (against a portion of the net profits calculated during the period between January 1st and September 30, 2017).

In addition to said sums, the additional dividend (“Additional Dividend”) proposed by the Management to be distributed, if approved by the Company’s Ordinary General Meeting, to be held on April 30, 2018 (“Meeting”), amounts to one billion and five hundred million Reais (BRL 1,500,000,000.00).

The global amount of Early Dividend and Additional Dividend (“Global Dividend Amount”) amounts to two billion and five hundred million Reais (BRL 2,500,000,000.00), with three Reais, fourteen centavos and a fraction (BRL 3.14245599021) for each common and class “A” preferred share, and sixty centavos and a fraction (BRL 0.60625562100) for each class “B” preferred share.

3.              Percentage of net profits of the fiscal year distributed:

The Global Dividend Amount corresponds to 61% of the net profits of the fiscal year, adjusted to the calculation of the dividends.

Adjusted net profits pertain to the profits specified for the fiscal year, attributable to the Company’s shareholders, decreased by the portions intended for the legal reserve and for the tax incentive reserve, added to the realization of the additional indexation of the Company’s property, plant and equipment and to the time-barred dividends that returned to the Company’s cash.

4.              Global amount and value per share of dividends distributed based on profits from previous fiscal years:

Not applicable, given that there was no dividend distribution or interest on net equity statement, based on profits of previous years.

5.              (a) information on the gross value of the dividend and interest on net equity, sorted by share of each type and class, to be distributed/declared at the ordinary general meeting:

The unit gross value of the interim dividends is:

▪  one Real, twenty-five centavos and a fraction (BRL 1.25671792825172) per common share, equivalent to five hundred and sixty-seven million, six hundred and twenty thousand, ninety-two Reais and sixty centavos (BRL 567,620,092.60);

▪  one Real, twenty-five centavos and a fraction (BRL 1.25671792825172) per class “A” preferred share, equivalent to four hundred and thirty-two million, twenty-nine thousand, two hundred and ninety-one Reais and fifty-nine centavos (BRL 432,029,291.59);

▪  sixty centavos and a fraction (BRL 0.60625562099759) per class “B” preferred share, equivalent to three hundred and fifty thousand, six hundred and fifteen Reais and eighty-one centavos (BRL 350,615.81);

The unit gross value of the additional dividend is:

▪  one real, eighty-eight centavos and a fraction (BRL 1.88573806195828) per common share, equivalent to eight hundred and fifty-one million, seven hundred and twenty-eight thousand, seven hundred and sixty-eight Reais and forty-seven centavos (BRL 851,728,768.47);

▪  one real, eighty-eight centavos and a fraction (BRL 1.88573806195828) per class “A” preferred share, equivalent to six hundred and forty-eight million, two hundred and seventy-one thousand, two hundred and thirty-one Reais and fifty-three centavos (BRL 648,271,231.53);

▪  As per sub-item ‘c’ of the Company’s Bylaws, the class “B” preferred shares are not part of the profits remaining after the receipt thereof of the minimum non-cumulative dividend of six percent (6%) on the unit value thereof.

The gross unit value of the Global Dividend Amount is:

▪  three Reais, fourteen centavos and a fraction (BRL 3.14245599021) per common share, equivalent to one billion, four hundred and nineteen million, three hundred and forty-eight thousand, eight hundred and sixty-one Reais and seven centavos (BRL 1,419,348,861.07);

▪  three Reais, fourteen centavos and a fraction (BRL 3.14245599021) per class “A” preferred share, equivalent to one billion, eighty million, three hundred thousand, five hundred and twenty-three Reais and twelve centavos (BRL 1,080,300,523.12);

▪  sixty centavos and a fraction (BRL 0.60625562099759) per class “B” preferred share, equivalent to three hundred and fifty thousand, six hundred and fifteen Reais and eighty-one centavos (BRL 350,615.81);

5.              (b) Information on the form and term of payment of the dividends and interest on net equity to be distributed/declared at the ordinary general meeting:

The Management shall propose to the Meeting that the payment of the Additional Dividend be made in full in May 2018.

5.              (c) Information on possible levying of interest and adjustments on the dividends and interest on net equity to be distributed/declared at the ordinary general meeting:

No interest or adjustment is levied on the dividends to be declared at the Meeting.

5.            (d) Information on the date of declaration of payment of the dividends and interest in net equity, taken into account to identify the shareholders that will be entitled to receive the dividends and interest on net equity distributed/declared at the Meeting:

Once the dividend payment is approved at the Meeting, the date of declaration shall be the very date of the Meeting, April 30, 2018, and the Company's shares will be traded "ex dividends" as of May 2, 2018

With regard to the Early Dividend approved at the Meeting of the Company’s Board of Directors held on November 28, 2017 (“MBD”), for their turn, they have already been paid to the Company’s shareholders, as per item 2 above, on December 12, 2017, so that there is no need to discuss a future date to identify the shareholders.

6.              Information on the dividends or interest on net equity declared based on profits calculated in half-yearly balance sheets or shorter periods, and already distributed:

The amount of the interim dividends declared at the MBD and paid on December 12, 2017 (against a part of the net profits calculated during the period between January 1st and September 30, 2017) was one billion Reais (BRL 1,000,000,000.00), with the gross value of one real, twenty-five centavos and a fraction (BRL 1.2567179285172) per common or class “A” preferred share and sixty centavos and a fraction (BRL 0.60625562099759) per class “B” preferred share.

7.              (a) Comparative table stating the net profits of the fiscal year (controlling company) and of the three (3) previous years, per share of each kind and class, presented in thousands of BRL:

   e

7.              (b) Comparative table stating the dividends and interest on net equity declared/distributed over the three (3) previous years, per share of each kind and class:

8.               (a) Sum allocated to the legal reserve:

The sum allocated to the legal reserve was BRL 204,150 thousand.

8.              (b) Form of calculation of the legal reserve, stated in thousands of BRL:

9.              (a) Description of the form of calculation of the fixed or minimum dividends:

Pursuant to Company’s Bylaws, especially their article 9, the preferred shares are entitled to the payment of a priority non-cumulative dividend of six percent (6%) of their “unit value”, obtained by dividing the share capital by the total shares in circulation, according to the profits available for distribution. Only the class “A” preferred shares shall have a part equal to that of the common shares in the remaining profits, and they shall only be entitled to the dividend after the payment of the priority dividend to the preferred shares. Only the class “A” preferred shares shall also be assured equal conditions with the common shares in the distribution of shares resulting from capitalization of other reserves. On the other hand, the Company’s Bylaws set out the payment of the minimum mandatory non-cumulative dividend, which is equivalent to 25% of the adjusted net profit, on the terms of the Corporation Law. When the priority dividend paid for the preferred shares is greater than or equal to 25% of the net profit for the financial year, the full payment of the mandatory dividend has been characterized.

9.  (b) Information on whether the profits of the fiscal year suffice to fully pay the fixed or minimum dividends:

The 2017 fiscal year net profits attributed to the controlling company’s shareholders suffice to fully pay the minimum dividends.

9.   (c) Information on a possible unpaid portion being cumulative:

On the terms of Company’s Bylaws, the priority dividend is not cumulative.

9.  (d) Information on the global sum of the fixed or minimum dividends to be paid to each class of preferred shares:

▪  Four hundred and fourteen million, ninety-four thousand, two hundred and thirty-one reais and twenty-nine centavos (BRL 414,094,231.29)  for the class "A" preferred shares; and

▪  three hundred and fifty thousand, six hundred and fifteen Reais and eighty-one centavos (BRL 350,615.81) for the class “B” preferred share.

9.  (e) Information on the fixed or minimum dividends to be paid per preferred share of each class:

▪  One real, twenty cents and fraction (BRL 1.20454713275) per preferred class "A"; and

▪  Sixty centavos and a fraction (BRL 0.60625562099759) per class “B” preferred share

10.          (a) Description of the form of calculation of the mandatory dividend set forth in the bylaws:

The shareholders are entitled to receive as mandatory dividend twenty-five percent (25%) of the adjusted net profits of the fiscal year, as set out in the Corporation Law. The calculation of said dividend for the 2017 fiscal year, stated in thousands of BRL, is demonstrated below:

10.          (b) Information on whether the mandatory dividend is being fully paid or not:

The mandatory dividend, Early Dividend, was full paid on December 12, 2017.

10.          (c) Information on the sum possibly withheld due to the Company’s financial situation:

No sum has been withheld due to Braskem’s financial situation.

11.          Information on the withholding of the mandatory dividend due to the Company’s financial situation:

No sum has been withheld due to Braskem’s financial situation.

12.          Information on the allocation of results to the contingency reserve:

No sums have been allocated to the contingency reserve.

13.          Sum allocated to the realizable profits reserve:

No sums have been allocated to the realizable profits reserve.

14.          Information on the allocation of results to reserves set up pursuant to the Bylaws:

No sums were allocated to reserves set up pursuant to the Company’s Bylaws.

15.          Information on the withholding of profits, set forth in the capital budget:

a)              Identify the amount withheld:

The amount of the profits withheld based on the capital budget was BRL 1,335,388 thousand.

b)              Provide a copy of the capital budget: (stated in thousands of Reais)

A copy of the capital budget (stated in thousands of Reais) for the 2018 fiscal year, with a term of one (1) year, is contained in “Exhibit II” to this Management’s Proposal.

16.          Information on the withholding of profits, set forth in the capital budget:

a)       Sum allocated to the tax incentive reserve:

The sum allocated to the tax incentive reserve was BRL 71,744 thousand.

b)       Nature of destination:

Since 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IR on income from the following industrial units: (i) PVC and Chlor-Alkali (Cloro Soda), established in the state of Alagoas; and (ii) basic petrochemicals unit, PE (2), PVC and Chlor-Alkali units, all established in the city of Camaçari (BA). The third PE plant built in Camaçari received a report allowing the granting of the tax incentives issued by the Northeast Development Agency (SUDENE) in 2017. The term of enjoyment is 10 years and in 2017 a benefit of R$71,745 thousand was calculated.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

EXHIBIT IV

MANAGEMENT PROPOSAL

FOR THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2018

Appointment of candidates to fill the positions of effective and alternate members of the Company’s Board of Directors and Fiscal Board, according to information presented in items 12.5 to 12.10 of the Reference Form, pursuant to article 10, item I, of CVM Normative Ruling No. 481.

12.5 / 12.6 – Composition and professional experience of the management and fiscal board

The shareholder Petrobras has not yet submitted the information of the nominees to the positions of member of the Board of Directors and Fiscal Board, pursuant to the Shareholders' Agreement executed on February 8, 2010, and Petrobras has informed that it will do so until the date of the Meeting.

CANDIDATES TO THE BOARD OF DIRECTORS
Name	Date of birth	Management body	Election date	Term of Office	Number of consecutive terms of office
Individual Taxpayer’s Register (CPF)	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Total of meetings held by the respective body since investiture
Other positions and duties performed in the Company					Percentage of participation in the meetings (%)
RODRIGO JOSÉ DE PONTES SEABRA MONTEIRO SALLES	07/20/1975	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 1st term of office
289.381.938-96	Attorney	Board of Directors (Effective)	04/30/2018	Yes
He does not exercise other positions or duties in the Company
MARCUS VINICIUS DE OLIVEIRA MAGALHÃES	09/04/1962	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 3rd term of office
825.822.207-44	Chemical Engineer	Board of Directors (Effective)	04/30/2018	No	33
Part of the Finance and Investment Committee, as effective member.					23%
JOÃO CARLOS TRIGO DE LOUREIRO	10/27/1952	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 2nd term of office
245.706.997-15	Economist	Board of Directors (Effective)	04/30/2018	No	33
He does not exercise other positions or duties in the Company					85%
ERNANI FILGUEIRAS DE CARVALHO	10/07/1949	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 2nd term of office
352.749.567-34	Chemical Engineer	Board of Directors (Effective)	04/30/2018	No	33
Part of the Personnel and Organization Committee of the Company, as effective member (Coordinator).					97%
EDSON CHIL NOBRE	11/12/1984	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 2nd term of office
163.808.519-68	Chemical Engineer	Independent Board of Directors (Effective)	04/30/2018	No	33
Part of the Finance and Investment Committee, as effective member.					91%
JOÃO COX NETO	05/02/1963	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 2nd term of office
239.577.781-15	Economist	Board of Directors Independent (Effective)	04/30/2018	Yes	31
Part of the Compliance Committee of the Company, as effective member (coordinator).					94%
LUIZ DE MENDONÇA	05/30/1963	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 5th term of office
063.523.448-36	Production Engineer	Board of Directors (Effective)	04/30/2018	Yes	33
Part of the Strategy & Communication Committee of the Company, as effective member, and of the Finance and Investment Committee of the Company, as alternate					73%
GESNER JOSÉ DE OLIVEIRA FILHO	05/17/1956	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 2nd term of office
013.784.028-47	Economist	Board of Directors Independent (Effective)	04/30/2018	Yes	13
Part of the Compliance Committee of the Company, as effective member.					100%
MARCELO MOSES DE OLIVEIRA LYRIO	04/25/1963	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 2nd term of office
746.597.157-87	Economist	Board of Directors Independent (Effective)	04/30/2018	Yes	13
Part of the Finance and Investment Committee of the Company, as effective member (Coordinator), and of the Strategy & Communication Committee of the Company, as alternate.					100%
PEDRO OLIVA MARCILIO DE SOUSA	03/01/1973	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 2nd term of office
726.224.745-04	Attorney	Board of Directors Independent (Effective)	04/30/2018	Yes	13
Part of the Strategy & Communication Committee of the Company, as effective member (Coordinator).					92%
JOSÉ DE FREITAS MASCARENHAS	08/30/1941	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 9th term of office
063.523.448-36	Civil Engineer	Board of Directors (Alternate Member)	04/30/2018	Yes	33
Part of the Strategy & Communication Committee of the Company, as alternate					0%
CARLA GOUVEIA BARRETTO	11/22/1967	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 2nd term of office
617.162.195-15	Business Administrator	Board of Directors (Effective)	04/30/2018	Yes	33
Part of the Personnel and Organization Committee of the Company, as effective member, and Part of the Strategy and Communication Committee, as alternate.					45%
PAULO CEZAR FERNANDES DA SILVA	01/07/1959	Belongs only to the Board of Directors	04/06/2016	2 YEARS (until AGO 2020)	Indication is for the 3rd term of office
773.774.277-87	Mechanical Industrial Engineer	Board of Directors (Alternate Member)	04/06/2016	No	33
Part of the Strategy & Communication Committee of the Company, as alternate member.					0%
ARAO DIAS TISSER	07/20/1975	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 6th term of office
879.023.036-15	Civil Engineer	Board of Directors (Alternate Member)	04/30/2018	No	33
Part of the Personnel and Organization Committee of the Company, as alternate member.					0%
MARCELO MANCINI STELLA	01/11/1963	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 2nd term of office
110.902.258-14	Production Engineer	Board of Directors (Alternate)	04/30/2018	Yes	33
Part of the Personnel and Organization Committee of the Company, as alternate.					3%
SERGIO FRANÇA LEÃO	09/13/1951	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 2nd term of office
161.521.316 - 34	Civil Engineer	Board of Directors (Alternate)	04/30/2018	Yes	11
Part of the Personnel and Organization Committee of the Company, as alternate.					0%
MAURO MOTTA FIGUEIRA	03/13/1970	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 4th term of office
115.134.858-90	Production Engineer	Board of Directors (Alternate)	04/30/2018	Yes	33
Part of the Finance and Investment Committee of the Company, as alternate.					12%
TICIANA VAZ SAMPAIO MARIANETTI	03/16/1971	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 2nd term of office
544.408.075-34	Civil Engineer	Board of Directors (Alternate)	04/30/2018	Yes	33
Part of the Finance and Investment Committee of the Company, as alternate member.					6%
ANDRE AMARO DA SILVEIRA	07/18/1963	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 2nd term of office
520.609.346-72	Civil Engineer	Board of Directors (Alternate)	04/30/2018	Yes	33
Part of the People and Organization Committee of the Company, as effective member.					3%
SUSAN BARRIO DE SIQUEIRA CAMPOS	08/06/1981	Belongs only to the Board of Directors	04/30/2018	2 YEARS (until AGO 2020)	Indication is for the 1st term of office
283.038.528-41	Attorney	Board of Directors (Alternate)	04/30/2018	Yes	-
No other positions or offices held at the Company					-

CANDIDATES TO THE FISCAL BOARD
Name	Date of birth	Management body	Election date	Term of Office	Number of consecutive terms of office
Individual Taxpayer’s Register (CPF)	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Total of meetings held by the respective body since investiture
Other positions and duties performed in the Company					Percentage of participation in the meetings (%)
ISMAEL CAMPOS DE ABREU	08/14/1955	Belongs only to the Fiscal Board elected by the Controller	04/30/2018	1 YEAR	Indication is for the 16th term of office
075.434.415-00	Accountant	Fiscal Board (Effective)	04/30/2018	Yes	11
No other positions or offices held at the Company.					100%
GILBERTO BRAGA	10/08/1960	Belongs only to the Fiscal Board elected by the Controller	04/30/2018	1 YEAR	Indication is for the 2nd term of office
595.468.247-04	Economist	Fiscal Board (Effective)	04/30/2018	Yes	6
No other positions or offices held at the Company.					100%
CARLOS ALBERTO RECHELO NETO	05/06/1978	Belongs only to the Fiscal Board	04/30/2018	1 YEAR	Indication is for the 1st term of office
262.997.388-39	Engineer	Fiscal Board (Effective)	04/30/2018	No	-
No other positions or offices held at the Company.					-
CRISTIANO GADELHA VIDAL CAMPELO	08/03/1981	Belongs only to the Fiscal Board	04/30/2018	1 YEAR	Indication is for the 3rd term of office
045.136.486-43	Attorney	Chairman of the Fiscal Board (Effective)	04/30/2018	No	11
No other positions or offices held at the Company.					100%
IVAN SILVA DUARTE	10/11/1973	Belongs only to the Fiscal Board elected by the Controller	04/30/2018	1 YEAR	Indication is for the 3rd term of office
611.242.065-15	Accountant	Fiscal Board (Alternate)	04/30/2018	Yes	11
No other positions or offices held at the Company.					0%
CRISTIANE DA ROCHA RIBEIRO DE SOUZA	08/18/1968	Belongs only to the Fiscal Board elected by the Controller	04/30/2018	1 YEAR	Indication is for the 2nd term of office
465.248.605-78	Accountant	Fiscal Board (Alternate)	04/30/2018	Yes	11
No other positions or offices held at the Company.					36%
BRUNO CARVALHO BARUQUI	05/29/1978	Belongs only to the Fiscal Board	04/30/2018	1 YEAR	Indication is for the 1st term of office
082.002.957-59	Administrator	Fiscal Board (Alternate)	04/30/2018	No	-
No other positions or offices held at the Company.					-
ALEXANDRE ANTÔNIO GERMANO BITTENCOURT	06/22/1973	Belongs only to the Fiscal Board	04/30/2018	1 YEAR	Indication is for the 2nd term of office
023.566.417-00	Economist	Fiscal Board (Alternate)	04/30/2018	No	11
No other positions or offices held at the Company.					0%

Professional experience / Declaration of possible adverse sentences / Independence Criteria

ANDRÉ AMARO DA SILVEIRA - 520.609.346-72

André Amaro da Silveira works with Odebrecht Group since 1989. Currently he is Director of Odebrecht S.A. and a member of the Boards of Directors of Braskem, Odebrecht Engenharia e Construção, Ocyan, Odebrecht Transport, Odebrecht Latinvet, Atvos and OR, acting also on its respective Compliance Committees. Mr. Amaro is also a member of the Personnel and Organization Committee of Odebrecht Transport, Odebrecht Engenharia e Construção, Braskem and Atvos. He began his career in heavy infrastructure projects and led Odebrecht investments in the concession of public services in Brazil, Argentina and Portugal. During this period, he was also Director of Project Finance and Export at Construtora Norberto Odebrecht, Vice President of Planning and People at Braskem, Director of Human Resources at Odebrecht S.A., President of Odebrecht Properties and Defesa e Tecnologia. Graduated in Civil Engineering from Unversidade Federal de Minas Gerais and has a Master Business Administration from IMD. Mr. Silveira declares that he is not the object of: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Amaro declares that he is not a politically exposed person and that he does not occupy a position in a third-sector organization.

CARLA GOUVEIA BARRETTO - 617.162.195-15

Mrs. Barretto was elected to our board of directors as a nominee of Odebrecht S.A. She has 20 years of experience in the control, planning and human resources department, and, more recently, she was responsible for a real-state business unit at Odebrecht. She started her career as an external auditor of PricewaterhouseCoopers in Salvador in 1990. She joined the Odebrecht Group in 1994, and was responsible for planning at CNO, as controller and then as head of control in the Polyolefins Unit at Braskem and as controller at CNO. From 2012 to 2015, she was the director of business, responsible for private property investments of  Odebrecht Properties. Since then, she has returned to Holding Odebrecht S.A. as director of planning and people, in which she remained until December 2017, when she left the company. Mrs. Barretto holds a degree in business administration from Universidade Salvador (UniFacs) and an MBA from Fundação Dom Cabral in Belo Horizonte. Mrs. Barretto does not occupy an administration position in any third sector organization. The Director states that she is not the object of: (a) criminal conviction; (b) conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director states that she is not a politically exposed person.

GESNER JOSÉ DE OLIVEIRA FILHO - 013.784.028-47

Gesner José de Oliveira Filho. Mr. Oliveira Filho was elected to our board of directors as a nominee of Odebrecht.  Gesner Oliveira is an independent director certified by the Brazilian Institute of Cooperative Governance. He is currently a member of the Self-regulation Council of FEBRABAN, member of the board of directors of USIMINAS, member of the board of directors of Iguá,  member of the Advisory Board of CIEE, Partner of GO Associados,  Professor of the EAESP / FGV, Coordinator of the Economics Group of Infrastructure & Environmental Solutions of FGV. Between 2006 and 2010, he was the President of Sabesp – Sanitation Company of the State of São Paulo. He has also acted as Consultant in a project for the World Bank, for institutional analysis of a sanitation company in Dhaka, Bangladesh, 2012. Mr. Gesner Oliveira is graduated in Economics from School of Economics and Administration of Universidade de São Paulo – FEA/USP, with a Master’s degree in Economics from the Economics Institute of Universidade Estadual de Campinas (UNICAMP) and Ph.D. in Economics from University of California, Berkeley. Mr. Oliveira does not occupy an administration position in any third sector organization. Mr. Oliveira represents that he is not the object of: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; and (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director declares not to be a politically exposed person pursuant to CVM Normative Ruling No. 301/99. In addition, Mr. Oliveira is considered an independent member based on the independence criterion defined by B3.

_______________________________________________________________________________________

JOÃO COX NETO - 239.577.781-15

Mr. Cox was elected to our board of directors as a nominee of Odebrecht S.A. He currently serves as Chairman of  the board of directors of Tim Participações S.A. and as a member of the boards of directors of Embraer, Linx S.A., and Odebrecht TransPort. He is a founding partner and company manager of Cox Investimentos & Consultoria Ltda. Between 2006 and 2010, Mr. Cox Neto served as chairman, CEO and vice-chairman of Claro. In 2005, he was the vice-chairman of the board of directors of Cellcom Israel. He served as finance and investor relations vice-chairman of Telemig Celular Participações and Tele Norte Celular Participações from April 1999 to August 2004. He also served as CEO of Telemig Celular and Amazonia Celular from August 2002 to August 2004. In addition, Mr. Cox Neto has served as a member of the boards of directors of certain companies in Brazil, Argentina,  Holland and Israel. He served as a board member of the CRSFN—National Financial System Resources Council, ABRASCA (Brazilian Association of Publicly Held Companies) from and IBRI (Brazilian Institute of Investors’ Relations). Mr. Cox Neto holds a bachelor’s degree in economics from Universidade Federal da Bahia and master’s degrees in economics from Université du Québec à Montreal and College of Petroleum Studies of Oxford University. The Director hereby represents that he does not have: (a) criminal conviction; (b) conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Cox declares that he is not a politically exposed person and that he does not occupy a position in a third-sector organization. In addition, Mr. Cox is considered an independent member based on the independence criterion defined by B3.

_______________________________________________________________________________________

JOSÉ DE FREITAS MASCARENHAS - 063.523.448-36

Mr. Mascarenhas was elected as an alternate member of our board of directors as a nominee of Odebrecht S.A. He has been an executive officer of Odebrecht since September 2001 and serves in various capacities with other companies in the Odebrecht Group since 1988. He served as vice president of Confederação Nacional das Indústrias from October 1985 to October 2014, and as president of Federação das Indústrias do Estado da Bahia from 1992 to 2002 and again from April 2010 to March 2014. He also has served as vice president of the Brazilian Association of Chemical Industry and Derivative Products from May 1993 to April 2008. Mr. Mascarenhas is a member of the board of the Brazilian Competitiveness Council (Movimento Brasil Competitivo) and, in 2014, was elected as a member of the board of the Associação Comercial da Bahia. Since 2015, he has served as chairman of the board of economics of the Federation of Industries of the State of Rio de Janeiro – FIRJAN. Mr. Mascarenhas holds a bachelor’s degree in civil engineering from UFBA. The Director hereby represents that he does not have: (a) any criminal adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); or (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated her to perform any professional or commercial activity. The Director states that he is not a politically exposed person.

_______________________________________________________________________________________

LUIZ DE MENDONÇA - 063.523.448-36

Mr. Mendonça was elected to our board of directors as a nominee of Odebrecht. He is currently the chief executive officer of ATVOS Agroindustrial (former Odebrecht Agroindustrial). Mr. Mendonça joined the Odebrecht Group in 2002 when he started working at Braskem, where he held several positions, such as executive vice president of the polyolefins unit, executive vice president of the basic petrochemicals unit and executive vice president of the polymers unit. He also acted as chief executive officer of Braskem Qpar S.A. In 2011, Mr. Mendonça was appointed chief executive officer of Braskem America and  Executive vice president of the international unit of Braskem. Before joining Braskem, Mr. Mendonça spent a significant part of his career at Rhodia, in the textile and chemical sectors, where he held several business/operational positions throughout Latin America, France and the United States. Mr. Mendonça holds a bachelor’s degree in production engineering from University of São Paulo and an MBA from Insead-France. Mr. Mendonça does not occupy an administration position in any third sector organization. The Director hereby represents that he does not have: (a) criminal conviction; (b) conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director states that he is not a politically exposed person.

_______________________________________________________________________________________

MARCELO MANCINI STELLA - 110.902.258-14

Mr. Mancini was elected as an alternate member of our board of directors as a nominee of Odebrecht S.A. He has served as the Vice President in charge of marketing Ethanol, Sugar and Energy and for the Logistics, Supply and International Market Development businesses at Odebrecht Agroindustrial since 2010. Previously, he occupied several positions at Braskem from 2002 to 2010, leading the business directories of Polyethylene, Vinyls and Polypropylene. He worked for Pilkington Brasil Ltd. as sales and marketing director of Brazil from 1990 to 2002. Mr. Mancini holds a bachelor’s degree in production engineering from the Polytechnic School of the University of São Paulo and an MBA from the University of São Paulo—FIA. He also participated in the INSEAD Finance Program and the Marketing Program at Cranfield University. Mr. Mancini states that he is not the object of: (a) criminal conviction; (b) conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Mancini declares that he is not a politically exposed person and that he does not occupy a position in a third-sector organization.

_______________________________________________________________________________________

MARCELO MOSES DE OLIVEIRA LYRIO - CPF 746.597.157-87

Mr. Lyrio was elected to our board of directors as a nominee of  Odebrecht. He is the founding partner of Príncipio Assessoria Empresarial. During 12 years, from 2004 to 2016, he was a businessman, partner and co-founder of Signatura Lazard and Managing Director (MD) of Lazard in Brazil. During such period, he worked as assistant for large Brazilian and foreign corporate groups in their local and international investments. Before then, he worked for 14 years, from 1990 to 2004, for ING Bank and ING Barings in several areas of the institution, and the last three years, as its President in Brazil. Mr. Lyrio holds a bachelor’s degree in economics from Pontifícia Universidade Católica—PUC of Rio de Janeiro. Mr. Lyrio does not occupy an administration position in any third sector organization. Mr. Lyrio represents that he is not the object of: (a) criminal conviction; (b) conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Board Member declares not to be a politically exposed person pursuant to CVM Normative Ruling No. 301/99. Mr. Lyrio is considered an independent member based on the independence criterion defined by B3.

_______________________________________________________________________________________

MAURO MOTTA FIGUEIRA- 115.134.858-90

Mr. Figueira was elected as an alternate member of our board of directors as a nominee of Odebrecht. Mr. Figueira currently serves as the financial planning director of Odebrecht. Previously, he was a financial analyst at Citibank and strategic planning manager at OPP Petroquimica until 2002, senior consultant at management consulting firm A.T. Kearney from 2004 to 2006, marketing controller at Johnson & Johnson from 2006 to 2008 and senior manager at strategic consulting firm Monitor Group from 2008 to 2010. Mr. Figueira holds a degree in production engineering from the University of São Paulo and has an MBA from the Darden School of Business. Mr. Figueira hereby represents that he does not have: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director states that he is not a politically exposed person and does not hold a position in a third-sector organization.

_______________________________________________________________________________________

PEDRO OLIVA MARCILIO DE SOUSA - CPF 726.224.745-04

Mr. Sousa was elected to our board of directors as a nominee of Odebrecht. He is an Executive Officer at Br Partners Group, and from 2012 to 2016 he acted as a Resources Management Office at GR Partners Gestão de Recursos Ltda. In 2011, he acted as a M&A Officer. From 2009 to 2010, he acted as M&A officer at Banco Standard de Investimentos S.A. As of 2013, he has been acting as a member of the Audit Committee at Companhia Brasileira de Distribuição and BM&F Bovespa S.A – Bolsa De Valores, Mercadorias e Futuros. Between 2013 and 2014, he was a member of the fiscal board of Hypermarcas S.A. Mr. Sousa holds a bachelor’s degree in law from Faculdade de Direito da Universidade Federal of the State of Bahia. Mr. Sousa does not occupy an administration position in any third sector organization. Mr. Sousa represents that he is not the object of: (a) criminal conviction; (b) conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Board Member declares not to be a politically exposed person pursuant to CVM Normative Ruling No. 301/99. In addition, Mr. Sousa is considered an independent member based on the independence criterion defined by B3.

_______________________________________________________________________________________

RODRIGO JOSÉ DE PONTES SEABRA MONTEIRO SALLES - 289.381.938-96

Mr. Salles was elected a Member of Braskem’s Board of Directors, appointed by Odebrecht S.A.  He is the current responsible for Strategic Litigation and Governance at Odebrecht S.A.  Within the Odebrecht Organization, he acted as legal advisor with the Board of Directors of Construtora Norberto Odebrecht in 2016, Legal Counsel at Odebrecht Realizações Imobiliárias from 2007 to 2015, and attorney for Braskem S.A. from 2003 to 2006. With respect to law firms, he acted as intern and attorney for Pinheiro Neto Advogados from 1996 to 2003, and as a foreign associate at Davis Polk in New York from 2006 to 2007.  Mr. Salles has a Law degree by the Catholic Pontifical University of São Paulo and an MBA degree by IBMEC-SP.  Mr. Salles does not hold a management position in any third sector organization.  The Board Member hereby declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of CVM; and (c) any final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The board member declares that he is not a politically exposed person.

_______________________________________________________________________________________

SERGIO FRANÇA LEÃO – 161.521.316-34

Mr. França Leão was elected as an alternate member of our board of directors as a nominee of Odebrecht S.A. He started, in 2003, to coordinate the support to the sustainability programs at Odebrecht S.A. He was the responsible, from 1992 to 2013, for coordinating the support to the SSTMA programs at Construtora Norberto Odebrecht. He was a professor at UFMG (University of Minas Gerais), from 1981 to 1992, in the Sanitary and Environmental Engineering department, and Coordinator of the Master course in the same area. He is a consultant in several environmental control projects in the industry through the Christiano Ottoni Foundation belonging to UFMG. He was president of the State Environmental Foundation of Minas Gerais and member of the State Environmental Politics and the National Environmental Councils from 1989 to 1991. Mr. França Leão has a degree in Civil Engineering with a major in sanitary engineering from UFMG, and a master’s degree and PhD in sanitary and environmental engineering from University of California, in Berkeley - 1981. Mr. Leão does not occupy an administration position in any third sector organization. The Director hereby represents that he does not have: (a) criminal conviction; (b) conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director declares not to be a politically exposed person pursuant to CVM Normative Ruling No. 301/99.

_______________________________________________________________________________________

SUSAN BARRIO DE SIQUEIRA CAMPOS – 283.038.528-41

Ms. Campos is currently an attorney of Odebrecht S.A. A professional with 14 years’ experience in the areas of finance, Mergers and Acquisitions, and Investment Projects of legal departments. She started her career as an attorney in the financial area of the legal department of Braskem in 2005. She was also manager of the areas of finance, Mergers and Acquisitions and Investment Projects of the legal department of Braskem, between 2006 and 2010. In 2011 she held the position of international associate of the corporate area of Simpson Thacher & Bartlett LLP, New York, USA. At the Odebrecht Organization, she started in 2012 as legal responsible for Odebrecht Properties S.A. Ms. Campos holds a Law degree from Fundação Armando Alvares Penteado, in São Paulo, obtained in 2004, a certificate in Financial Management from Insper Instituto de Ensino e Pesquisa, in São Paulo, obtained in 2010, and completed an LLM at the University Of Michigan Law School, Michigan, USA, in 2011. Ms. Campos does not occupy an administration position in any third sector organization. Ms. Campos states that she has no: (a) criminal adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated her to perform any professional or commercial activity. Ms. Campos declares she is not a politically exposed person, pursuant to CVM Normative Ruling No. 301/99.

_______________________________________________________________________________________

TICIANA VAZ SAMPAIO MARIANETTI - 544.408.075-34

Mrs. Marianetti was elected as an alternate member of our board of directors as a nominee of Odebrecht S.A. Before holding a position as financial director at Odebrecht S.A., she served as CFO of Odebrecht Ambiental from April 2008 to March 2016. Before that, she held several positions in the engineering and finance departments of the Odebrecht Group. Her previous experience includes working in project finance for Bechtel Enterprises (USA), Alterra Partners (Costa Rica and UK) and Gerens Management Group (Spain). Ms. Marianetti holds a degree in civil engineering from the Federal University of Bahia (UFBA) and earned an MBA from the Haas Business School at the University of California in Berkeley. Mrs. Marianetti does not occupy an administration position in any third sector organization. The Director states that she is not the object of: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified her for the practice of any professional or business activity. The Director states that she is not a politically exposed person.

_______________________________________________________________________________________

CRISTIANE DA ROCHA RIBEIRO DE SOUZA- 465.248.605-78

Mrs. Souza is the accounting manager of Odebrecht S.A. since April 2017. She has served as the financial planning manager at Odebrecht S.A. since October 2014. Previously, she worked as accounting and fiscal manager at ETH Bioenergia SA from February 2008 until August 2011, as corporate controller at Braskem S.A. from September 2011 until September 2014 and as accounting coordinator at Braskem S.A. from July 2002 until January 2008. Mrs. Souza holds a bachelor’s degree in accounting from the Foundation Visconde de Cairú -Salvador and an MBA in finance from Fundação Getúlio Vargas (FGV). Mrs. Souza does not occupy an administration position in any third sector organization. The Director states that she is not the object of: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified her for the practice of any professional or business activity. The director declares she is not a politically exposed person pursuant to CVM Normative Ruling No. 301/99.

_______________________________________________________________________________________

GILBERTO BRAGA - 595.468.247-04

Mr. Braga was elected a member of Braskem S.A.’s fiscal council, in place of Aluízio Rocha, as a representative of Odebrecht Serviços e Participações in August 2017. Mr. Braga is a business consultant with expertise in financial, capital markets, corporate and tax areas, and provides expert advice in judicial proceedings. In addition, Mr. Braga is a member of fiscal, management and audit committees of listed companies and professional associations. He was a member of the Advisory Committee on Accounting Standards for the Investment Funds of the CVM, teaches undergraduate corporate governance courses at Dom Cabral Foundation, IBMEC, PUC and FGV, and is a columnist for the newspaper O Dia. Mr. Braga holds degrees in economics from UCAM Ipanema and accounting from UGF, a graduate degree from IAG-PUC Rio in financial management and an MBA (Finance and Capital Markets) by IBMEC- Rio. Member of IBGC. Mr. Braga does not occupy a Management position in any third sector organization. The Board Member declares that he is not subject to: (a) any criminally adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Board Member declares not to be a politically exposed person pursuant to CVM Normative Ruling 301/99.

_______________________________________________________________________________________

ISMAEL CAMPOS ABREU- 075.434.415-00

Mr. Abreu has served as director of Kieppe Participações e Administração Ltda. since April 2011 until May 2017 and as controller of Odebrecht S.A. between 1995 and March 2011. He served as manager of the tax consulting division of PricewaterhouseCoopers from 1978 to 1985, as controller of Corrêa Ribeiro S.A. Comércio e Indústria from 1986 to 1988, as manager of the consulting area of Arthur Andersen from 1989 to 1991 and as partner of Performance Auditoria e Consultoria from 1992 to 1995. Previously, he served as a member of the fiscal council of Petroflex Indústria e Comércio S.A. until the sale of our interest in Petroflex in April 2008. Between March 2006 and March 2008, he served as member of the fiscal council of Companhia Petroquímica do Sul. Mr. Abreu holds a degree in accounting from Fundação Visconde de Cairú and a graduate degree in economic engineering from the Inter-American Development Center. Abreu does not occupy an administration position in any third sector organization. The Director hereby represents that he does not have: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; nor (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director declares he is not a politically exposed person, pursuant to CVM Normative Ruling No. 301/99.

_______________________________________________________________________________________

IVAN SILVA DUARTE - 611.242.065-15

Mr. Duarte has served as director of Kieppe Participações e Administração LTDA since January 2016. Previously, he served as manager of KPMG—Auditores Independentes from 1995 to 2001 and senior manager at PricewaterhouseCoopers Auditores Independentes from 2001 until 2008. Between 2008 and 2015, Mr. Duarte was an executive officer at EAO Empreendimentos Agropecuários e Obras S.A, an Odebrecht Group company operating in the Agricultural and Food and Beverage segments. Mr. Duarte holds a degree in accounting from the University of Salvador (UNIFACS), an MBA in corporate finances from the Fundação Getúlio Vargas and an MBA in entrepreneurship from Babson College. Mr. Duarte does not occupy an administration position in any third sector organization. The director hereby represents that he does not have: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; nor (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director declares he is not a politically exposed person, pursuant to CVM Normative Ruling No. 301/99.

ALEXANDRE ANTÔNIO GERMANO BITTENCOURT - 023.566.417-00

Mr. Bittencourt is the International Financial Flow Sector Manager of Petrobras since August 2016, subordinated to the Finance Executive Management, having worked as International Cash Manager. He is the current effective member of the Fiscal Board of Transpetro, having already been an effective member of the Fiscal Board of Gás Brasiliano, alternate member of the Fiscal Board of COMPERJ and LOGUM. He holds an Economic Science degree from UERJ, an MBA in Finance and Capital Market from FGV and a postgraduate degree in Business Science from Universidade Candido Mendes. Mr. Bittencourt does not a management position in any third-sector organization. The director hereby represents that he does not have: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; nor (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The director declares not to be a politically exposed person, pursuant to CVM Normative Ruling No. 301/99.

MARCUS VINICIUS DE OLIVEIRA MAGALHÃES – 825.822.207-44

Mr. Magalhães is currently an Alternate Member of the Board of Directors of Braskem, April/2015, having been a member of the Board of Directors of FCC S/A and Innova S/A. He works as an Industrial Automation Coordination since August 2016, worked as Coordinator of Refining-Petrochemical Integration at Petrobras from 2015 to July 2016. Previously he worked at several areas of Petrobras, all related to process engineering. He holds a degree in Chemical Engineering from Instituto Militar de Engenharia, a Master’s degree from Universidade de São Paulo (USP), and a PhD from Imperial College London, all in Chemical Engineering. Mr. Magalhães also holds an MBA in Business Management from Fundação Dom Cabral (FDC). Mr. Magalhães does not hold a management position in any third-sector organization. The Director hereby represents that he does not have: (a) criminal conviction; (b) conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director states that he is not a politically exposed person.

JOÃO CARLOS TRIGO DE LOUREIRO - 245.706.997-15

Mr. João Carlos de Loureiro was elected an effective member of the Board of Directors of the Company, appointed by Petrobras, in April 2016. He has 40 years of professional experience, of which more than 6 years abroad (France), with large management experience. Since 2015 he holds the position of Manager of Interests in Petrochemical and Biofuel Companies at Petrobras. Mr. Loureiro has a degree in Economics from Universidade Candido Mendes and an Executive MBA in Oil and Gas from Coppe - UFRJ. Mr. João Carlos de Loureiro does not hold a management position in any third-sector organization The Director hereby represents that he does not have: (a) criminal conviction; (b) conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director states that he is not a politically exposed person.

ERNANI FILGUEIRAS DE CARVALHO - 352.749.567-34

Mr. Carvalho was elected an effective member of the Board of Directors of the Company, appointed by Petrobras, and is a member of the Personnel and Organization Committee. He is a professional with 40 years of experience in the market, who worked for 25 years at Petrobras, where he held several technical and managerial positions. At Refinaria Gabriel Passos - REGAP, in Betim - MG, where he worked for 10 years, he was responsible for the split-up of two sets of industrial units. He worked for 15 years at the company’s headquarters, in Rio de Janeiro, where he coordinated the program of technology transfer in fuel hydro-treating process at the French Institute of Petroleum (IFP) (Paris - France), as well as projects resulting from this program. Also, at Headquarters, he prepared and coordinated a pluriannual investment plan for the refining area of that company. He was, for four years, Superintendent of Natural Gas Refining and Processing of the Brazilian Petroleum Agency (ANP). Since November 2004, he has worked as Executive Manager of Supply, Petrochemicals and Biofuels of the Brazilian Petroleum, Gas and Biofuels Institute (IBP), a position from which he was discharged in March 2016. He holds a degree in Chemical Engineering from Universidade Federal do Rio de Janeiro - UFRJ. He has a postgraduate course in Oil Processing Engineering, taught by Petróleo Brasileiro S.A., an MBA in business management from Fundação Dom Cabral – MG, and a postgraduate course in Oil and Gas Industry Regulation from Universidade Estadual de Campinas - Unicamp, among others. Mr. Carvalho does hold a management position in any third-sector organization. The Director hereby represents that he does not have: (a) criminal conviction; (b) conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Board Member states that he is not a politically exposed person.

EDSON CHIL NOBRE - 163.808.519-68

Mr. Edson Chil Nobre is an effective member of the Board of Directors of the Company since April 2016, appointed by Petrobras, he was a Member of the Finance and Investment Committee in 2016/2017 and is a member of the Compliance Committee since 2017. He worked at Petrobras for 35 years. He has a large management experience at Petrobras and Petrobras Distribuidora. In 2014 he retired from the Petrobras system and between 2010 and 2014 he was Executive Manager of Energy Business at Petrobras Distribuidora. Mr. Nobre holds a degree in Chemical Engineering from Universidade Federal do Paraná, a Law degree from Faculdades Integradas Bennett - Rio de Janeiro and a degree in Occupational Safety Engineering from Universidade Estadual de Maringá. He holds an Executive MBA in Administration from COPPEAD-UFRJ-Rio de Janeiro. Mr. Nobre does not hold a management position in any third-sector organization. The Director hereby represents that he does not have: (a) criminal conviction; (b) conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director states that he is not a politically exposed person. In addition, Mr. Nobre is considered an independent member based on the independence criterion defined by BM&F Bovespa. The Director states that he is not a politically exposed person.

ARAO DIAS TISSER - 879.023.036-15

Mr. Tisser was elected an alternate member of our board of directors by recommendation of Petrobras. He has previously been member of the board of directors from May 2008 to July 2008, and was elected for the first time as alternate member of the board of directors in March 2008. He is a Commercialization and Logistics Analyst at Petrobras, worked as interest management coordinator in petrochemical and biofuel companies at Petrobras from April 2015 to August 2016, worked as interest management coordinator in petrochemical companies at Petrobras from November 2004 to March 2015 and worked in the naphtha and industrial raw material commercial department of Petrobras from February 2001 to October 2004. Mr. Tisser has a degree in civil engineering from UFRJ, a master degree in engineering from Instituto Alberto Luiz Coimbra de Pós-Graduação e Pesquisa de Engenharia - COPPE/UFRJ, in addition to an LLM in corporate law from IBMEC/RJ and an MBA in Business Management from FGV/SP. The Director hereby represents that he does not have: (a) criminal conviction; (b) conviction in any administrative proceeding of CVM; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director states that he is not a politically exposed person and does not hold a position in a third-sector organization.

PAULO CEZAR FERNANDES DA SILVA - 773.774.277-87

Mr. Silva was elected as an alternate member of the Board of Directors of the Company by recommendation of Petrobras. Mr. Silva is a Senior Equipment Engineer. From 2015 to 2016 he was the Relations and Information Manager of the Petrochemical Business - Assistance to the Control Bodies. From 2014 to 2015 he was the Planning and Control Manager, being responsible for the planning and control of the petrochemical supply executive management. Before that, he held the positions of Appraisal and Support to Interest Management Manager, being responsible for the corporate governance of the interests of the petrochemical supply executive management; and economic and financial analysis manager. Mr. Silva holds a Mechanical Industrial Engineer degree from Centro Federal de Educação Tecnológica - CEFET-RJ, a post-graduation degree in Public Administration from FGV, an Executive MBA in Finance from IBMEC-RJ, and specialization degrees in Management from Fundação Dom Cabral and The Innovative Organization from University of California, Berkeley. Mr. Silva states that he has no: (a) criminal conviction; (b) conviction in an administrative proceeding of CVM; nor (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director states that he is not a politically exposed person and does not hold a position in a third-sector organization.

CRISTIANO GADELHA VIDAL CAMPELO - 045.136.486-43

Mr. Campelo is an effective member of the Fiscal Board of the Company, appointed by Petrobras, since April 2016. He has been working at Petrobras for ten years, where he holds, since 2012, the position of External Tax Relations Manager, through which he is in charge of the management of tax risks of the Petrobras System, acting further as institutional negotiator before the Treasury Offices of the States and Municipalities located in the Southern, Southeastern and Central Western Regions of the country, as well as in professional associations and other bodies such as CONFAZ. Between 2014 and 2015, he was a sitting member of the Fiscal Board of Companhia Maranhense de Gás - GASMAR. He has a Law degree and an MBA in Business Management from Fundação Dom Cabral. The Director hereby represents that he does not have: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; nor (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director declares he is not a politically exposed person and does not hold a position in a third-sector organization.

CARLOS ALBERTO RECHELO NETO – 262.997.388-39

Mr. Carlos Alberto Rechelo Neto currently holds the position of Assistant to the Financial and Investors’ Relations Officer. As head of the Risk area for over two years, he has coordinated the structuring process of the Risk Corporate Management at Petrobras. He also worked as Governance team leader at the end of 2016, in which occasion he coordinated the corporate effort to adjust the internal policies and procedures to Law No. 13,303/2016, making it possible for Petrobras to be certified by B3 in the Highlight in Governance of State Companies Program. He has a degree in engineering, a Master’s Degree in Energy from USP, an MBA in Finance from UFRJ and a Risk International Certification / FRM. Mr. Carlos Alberto Rechelo Neto does not a management position in any third-sector organization. . The Director hereby represents that he does not have: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; nor (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director declares he is not a politically exposed person.]

BRUNO CARVALHO BARUQUI – 082.002.957-29

Mr. Baruqui is a Governmental Interest Sector Manager since April 2010, being subordinated to the Accounting and Tax Executive Management, and also worked as Tax Systemic Solutions Sector Manager between July 2008 and March 2010. He was an alternate member of the Fiscal Board of e-Petro. He has a degree in Administration from Universidade Estadual do Rio de Janeiro (UERJ), an MBA in Tax Management from PUC-RJ and an MBA in Business Management from FIA-USP. Mr. Baruqui does not hold a management position in any third-sector organization. The Director hereby represents that he does not have: (a) a criminal conviction; (b) a conviction in any administrative proceeding of CVM; nor (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. The Director declares he is not a politically exposed person, pursuant to CVM Normative Ruling No. 301/99.

12.7 / 12.8 – Composition of the statutory committees and the audit, financial and compensation committees

As set forth in article 26, item VI, of the Company’s Bylaws, the Board of Directors may, among other activities, create specialized committees to support its resolution processes, as well as to approve any possible internal regulations of such committees. In that sense, the data related to the current composition of the Company’s Committees are below, it being appropriate to emphasize that the curriculum vitae of the members of the Committees listed below are in item 12.5 above, regarding the qualification of those recommended to be part of the Board of Directors of the Company.

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of participation in the meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of Consecutive Terms of Office
Other positions/duties exercised at the issuer
CARLA GOUVEIA BARRETTO	Other Committees		Business Administrator	6/27/2017	2 YEARS	94%
617.162.195-15	PERSONNEL AND ORGANIZATION COMMITTEE	Member of the Committee (Effective)	11/22/1967	6/27/2017	2
Member of the Company’s Board of Directors	STRATEGY & COMMUNICATION COMMITTEE	Member of the Committee (Alternate)				0%
ERNANI FILGUEIRAS DE CARVALHO	Other Committees		Engineer	6/4/2016	2 YEARS	100%
352.749.567-34	PERSONNEL AND ORGANIZATION COMMITTEE	Member of the Committee (Effective)	4/7/2016	6/4/2016	2
Member of the Company’s Board of Directors
ANDRÉ AMARO DA SILVEIRA	Other Committees		Civil Engineer	6/8/2016	2 YEARS	100%
520.609.346-72	PERSONNEL AND ORGANIZATION COMMITTEE	Member of the Committee (Effective)	7/18/1963	6/8/2018	1
Member of the Company’s Board of Directors
ARAO DIAS TISSER	Other Committees		Civil Engineer	4/6/2016	2 YEARS	0%
879.023.036-15	PERSONNEL AND ORGANIZATION COMMITTEE	Member of the Committee (Alternate)	7/20/1975	4/6/2016	3
Member of the Company’s Board of Directors
MARCELO MANCINI STELLA	Other Committees		Production Engineer	6/8/2016	2 YEARS	7%
110.902.258-14	PERSONNEL AND ORGANIZATION COMMITTEE	Member of the Committee (Alternate)	1/11/1963	6/8/2016	2
Member of the Company’s Board of Directors
SERGIO FRANÇA LEÃO	Other Committees		Civil Engineer	6/27/2017	2 YEARS	0%
161.521.316 - 34	PERSONNEL AND ORGANIZATION COMMITTEE	Member of the Committee (Alternate)	9/13/1951	6/27/2017	2
Member of the Company’s Board of Directors
PEDRO OLIVA MARCILIO DE SOUSA	Other Committees		Attorney	6/27/2017	2 YEARS	100%
726.224.745-04	STRATEGY & COMMUNICATION COMMITTEE	Member of the Committee (Effective)	3/1/1973	6/27/2017	2
Member of the Board of Directors
LUIZ DE MENDONÇA	Other Committees		Production Engineer	4/6/2016	2 YEARS
063.523.448-36	STRATEGY & COMMUNICATION COMMITTEE	Member of the Committee (Effective)	5/30/1963	4/6/2016	2	100%
Member of the Board of Directors	FINANCE AND INVESTMENT COMMITTEE	Member of the Committee (Alternate)				6%
JOÃO CARLOS TRIGO DE LOUREIRO	Other Committees		Economist	4/6/2016	2 YEARS	100%
245.706.997-15	STRATEGY & COMMUNICATION COMMITTEE	Member of the Committee (Effective)	10/27/1952	4/6/2016	1
Member of the Board of Directors
PAULO CEZAR FERNANDES DA SILVA	Other Committees		Mechanical Industrial Engineer	4/6/2016	2 YEARS
773.774.277-87	STRATEGY & COMMUNICATION COMMITTEE	Member of the Committee (Alternate)	1/7/1959	4/6/2016	2	0%
Member of the Company’s Board of Directors
MARCELO MOSES DE OLIVEIRA LYRIO	Other Committees		Economist	6/27/2017	2 YEARS
746.597.157-87	FINANCE AND INVESTMENT COMMITTEE	Member of the Committee (Effective)	4/25/1963	6/27/2017	2	100%
Member of the Company’s Board of Directors	STRATEGY & COMMUNICATION COMMITTEE	Member of the Committee (Alternate)				0%
TICIANA VAZ SAMPAIO MARIANETTI	Other Committees		Civil Engineer	4/6/2016	2 YEARS
544.408.075-34	FINANCE AND INVESTMENT COMMITTEE	Member of the Committee (Effective)	3/16/1971	4/6/2016	2	78%
Member of the Company’s Board of Directors
MARCUS VINICIUS DE OLIVEIRA MAGALHÃES	Other Committees		Chemical Engineer	4/6/2016	2 YEARS
825.822.207-44	FINANCE AND INVESTMENT COMMITTEE	Member of the Committee (Effective)	9/4/1962	4/6/2016	2	100%
Member of the Company’s Board of Directors
MAURO MOTTA FIGUEIRA	Other Committees		Production Engineer	4/6/2016	2 YEARS
115.134.858-90	FINANCE AND INVESTMENT COMMITTEE	Member of the Committee (Alternate)	3/13/1970	4/6/2016	4	0%
Member of the Company’s Board of Directors
JOÃO COX NETO	Other Committees		Economist	6/8/2016	2 YEARS
239.577.781-15	COMPLIANCE COMMITTEE	Member of the Committee (Effective)	5/2/1963	6/8/2016	2	91%
Member of the Company’s Board of Directors
GESNER JOSÉ DE OLIVEIRA FILHO	Other Committees		Economist	06/27/2017	2 YEARS
013.784.028-47	COMPLIANCE COMMITTEE	Member of the Committee (Effective)	5/17/1956	06/27/2017	2	100%
Member of the Company’s Board of Directors
EDSON CHIL NOBRE	Other Committees		Chemical Engineer	4/6/2016	2 YEARS
163.808.519-68	COMPLIANCE COMMITTEE	Member of the Committee (Effective)	11/12/1948	4/6/2016	2	100%
Member of the Company’s Board of Directors

12.9 - Existence of spousal relation, stable union or next-of-kin status up to the 2nd degree between:

(a) Company managers

There are no marital relationships, of stable union or kinship to be disclosed.

(b) (i) Company managers; and (ii) managers of its directly or indirectly controlled companies.

There is no family relationship to be disclosed.

(c) (i) Company managers or managers of its directly or indirectly controlled companies; and (ii) direct or indirect controlling companies of the Company

There is no family relationship to be disclosed.

(d) (i) Company managers and (ii) managers of direct or indirect controlling companies of the Company

There is no family relationship to be disclosed.

12.10 – Relationships of subordination, provision of services or control between managers and controlled companies, controlling companies and others

2017

Identification	CPF/ National Register of Legal Entities (CNPJ) No.	Type of relationship of Manager with the related person	Type of related person

CRISTIANE DA ROCHA RIBEIRO DE SOUZA Alternate Member of the Fiscal Board	59.275.536-8	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Mrs. Cristiane is a Financial Planning Manager Ms. Souza is the Financial Planning Manager	05.144.757/0001-72
ARAO DIAS TISSER Alternate Member of the Board of Directors	879.023.036-15	Subordination	Supplier
Related Person
Petróleo Brasileiro S.A. – Petrobras Mr. Arão is a Commercialization and Logistics Analyst at Petrobras	33.000.167/0001-01
JOÃO CARLOS TRIGO DE LOUREIRO Sitting Member of the Board of Directors	245.706.997-15	Subordination	Supplier
Related Person
Petroleo Brasileiro S.A. – Petrobras Mr. Paulo Cezar is a Manager of Interests in Petrochemical and Biofuel Companies at Petrobras	33.000.167/0001-01
MARCUS VINICIUS DE OLIVEIRA MAGALHÃES Sitting Member of the Board of Directors	825.822.207-44	Subordination	Supplier
Related Person
Petroleo Brasileiro S.A. – Petrobras Mr. Marcus is a Industrial Automation Coordination at Petrobras	33.000.167/0001-01
NEWTON SÉRGIO DE SOUZA Sitting Member of the Board of Directors	261.214.417-04	Provision of Services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Souza is an Officer and a Member of the Board of Directors at Odebrecht S.A.	05.144.757/0001-72
PAULO CEZAR FERNANDES DA SILVA Sitting Member of the Board of Directors	773.774.277-87	Subordination	Supplier
Related Person
Petroleo Brasileiro S.A. – Petrobras Mr. Paulo is a Manager of Relations and Information of the Commercialization and Logistics of the Petrochemical Business at Petrobras	33.000.167/0001-01
MAURO MOTTA FIGUEIRA Alternate Member of the Board of Directors	115.134.858-90	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Mauro Motta Figueira is an Investment Officer at Odebrecht S.A.	05.144.757/0001-72
CARLA GOUVEIA BARRETO Alternate Member of the Board of Directors	617.162.195-15	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Mrs. Carla is a Planning and Personnel Officer at Odebrecht S.A.	05.144.757/0001-72
SUSAN BARRIO DE SIQUEIRA CAMPOS Alternate Member of the Board of Directors	283.038.528-41	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Mrs. Susan is an attorney at ODEBRECHT S.A.	05.144.757/0001-72
JOSÉ DE FREITAS MASCARENHAS Alternate Member of the Board of Directors	000.630.535-00	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Mascarenhas is an Officer at Odebrecht S.A.	05.144.757/0001-72
BRUNO CARVALHO BARUQUI Alternate Member of the Fiscal Board	082.002.957-59	Subordination	Supplier
Related Person
Petroleo Brasileiro S.A. – Petrobras Mr. Baruqui is a Sector Manager of Governmental Interest Sector Manager at Petrobras	33.000.167/0001-01
CARLOS ALBERTO RECHELO NETO Sitting Member of the Fiscal Board	262.997.388-39	Subordination	Supplier
Related Person
Petroleo Brasileiro S.A. – Petrobras Mr. Rechelo Neto is Assistant to the Financial and Investors’ Relations Officer at Petrobras	33.000.167/0001-01
CRISTIANO GADELHA VIDAL CAMPELO Sitting Member of the Fiscal Board	045.136.486-43	Subordination	Supplier
Related Person
Petróleo Brasileiro S.A. – Petrobras Mr. Campelo is an attorney at Petrobras	33.000.167/0001-01
ALEXANDRE ANTÔNIO GERMANO BITTENCOURT Sitting Member of the Fiscal Board	023.566.417-00	Subordination	Supplier
Related Person
Petroleo Brasileiro S.A. – Petrobras Mr. Bittencourt is an International Financial Flow Sector Manager at Petrobras	33.000.167/0001-01
ISMAEL CAMPOS DE ABREU Sitting Member of the Fiscal Board	075.434.415-00	Provision of Services	Indirect Controller
		Subordination	Indirect Controller
Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Abreu is an Officer at Kieppe Participações e Administração Ltda.	04.2015.837/0001-09
IVAN SILVA DUARTE Sitting Member of the Fiscal Board	611.242.065-15	Subordination	Indirect Controller
Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Duarte is an Officer at Kieppe Participações e Administração Ltda.	04.2015.837/0001-09
TICIANA VAZ SAMPAIO MARIANETTI Alternate Member of the Board of Directors	544.480.075-34	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Ms. Marianetti is a Financial Planning Manager at ODEBRECHT S.A.	05.144.757/0001-72

2016

Identification	CPF/CNPJ No.	Type of relationship of Administrator with the related person	Type of related person

CRISTIANE DA ROCHA RIBEIRO DE SOUZA Alternate Member of the Fiscal Board	59.275.536-8	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Ms. Cristiane is a Financial Planning Manager at Odebrecht S.A. Ms. Souza is Financial Planning Manager	05.144.757/0001-72
ARAO DIAS TISSER Alternate Member of the Board of Directors	879.023.036-15	Subordination	Supplier
Related Person
Petroleo Brasileiro S.A. – Petrobras Mr. Arão is a Commercialization and Logistics Analyst at Petrobras	33.000.167/0001-01
JOÃO CARLOS TRIGO DE LOUREIRO Sitting Member of the Board of Directors	245.706.997-15	Subordination	Supplier
Related Person
Petroleo Brasileiro S.A. – Petrobras Mr. João Carlos is a Manager of Interests in Petrochemical and Biofuel Companies at Petrobras	33.000.167/0001-01
MARCUS VINICIUS DE OLIVEIRA MAGALHÃES Sitting Member of the Board of Directors	825.822.207-44	Subordination	Supplier
Related Person
Petroleo Brasileiro S.A. – Petrobras Mr. Magalhães is a Manager of Interests in Petrochemical and Biofuel Companies at Petrobras	33.000.167/0001-01
NEWTON SÉRGIO DE SOUZA Sitting Member of the Board of Directors	261.214.417-04	Provision of Services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Souza is an Officer and a Member of the Board of Directors at Odebrecht S.A.	05.144.757/0001-72
PAULO CEZAR FERNANDES DA SILVA Sitting Member of the Board of Directors	773.774.277-87	Subordination	Supplier
Related Person
Petróleo Brasileiro S.A. – Petrobras Mr. Paulo is a Manager of Relations and Information on the Commercialization and Logistics of the Petrochemical Business at Petrobras	33.000.167/0001-01
MAURO MOTTA FIGUEIRA Alternate Member of the Board of Directors	115.134.858-90	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Mauro Motta Figueira is an Investment Officer at Odebrecht S.A.	05.144.757/0001-72
CARLA GOUVEIA BARRETO Alternate Member of the Board of Directors	617.162.195-15	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Mrs. Carla is a Planning and Personnel Officer at Odebrecht S.A.	05.144.757/0001-72
SUSAN BARRIO DE SIQUEIRA CAMPOS Alternate Member of the Board of Directors	283.038.528-41	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Mrs. Susan is an Attorney at ODEBRECHT S.A.	05.144.757/0001-72
JOSÉ DE FREITAS MASCARENHAS Alternate Member of the Board of Directors	000.630.535-00	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Mascarenhas is an Officer at Odebrecht S.A.	05.144.757/0001-72
CRISTIANO GADELHA VIDAL CAMPELO Sitting Member of the Fiscal Board	045.136.486-43	Subordination	Supplier
Related Person
Petróleo Brasileiro S.A. – Petrobras Mr. Campelo is an Attorney at Petrobras	33.000.167/0001-01
ALEXANDRE ANTÔNIO GERMANO BITTENCOURT Sitting Member of the Fiscal Board	023.566.417-00	Subordination	Supplier
Related Person
Petroleo Brasileiro S.A. – Petrobras Mr. Alexandre is an International Financial Flow Sector Manager at Petrobras	33.000.167/0001-01
ISMAEL CAMPOS DE ABREU Sitting Member of the Fiscal Board	075.434.415-00	Provision of Services	Indirect Controller
		Subordination	Indirect Controller
Related Person
ODBINV S.A. Mr. Ismael was a member of the Fiscal Board of ODBINV S.A. until the OEGM held on August 4, 2016.	15.105.588/0001-15
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Ismael is na Officer at Kieppe Participações e Administração Ltda.	04.2015.837/0001-09
IVAN SILVA DUARTE Sitting Member of the Fiscal Board	611.242.065-15	Subordination	Indirect Controller
Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Ivan is an Officer at Kieppe Participações e Administração Ltda.	04.2015.837/0001-09
TICIANA VAZ SAMPAIO MARIANETTI Alternate Member of the Board of Directors	544.480.075-34	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Ms. Marianetti is a Financial Planning Manager at ODEBRECHT S.A.	05.144.757/0001-72
BRUNO CARVALHO BARUQUI Alternate Member of the Fiscal Board	082.002.957-59	Subordination	Supplier
Related Person
Petroleo Brasileiro S.A. – Petrobras Mr. Baruqui is a Sector Manager of Governmental Interest Sector Manager at Petrobras	33.000.167/0001-01
CARLOS ALBERTO RECHELO NETO Sitting Member of the Fiscal Board	262.997.388-39	Subordination	Supplier
Related Person
Petroleo Brasileiro S.A. – Petrobras Mr. Rechelo Neto is Assistant to the Financial and Investors’ Relations Officer at Petrobras	33.000.167/0001-01

2015
Identification	CPF/CNPJ No.	Type of relationship of Administrator with the related person	Type of related person
Issuer's Manager
ISMAEL CAMPOS DE ABREU Sitting Member of the Fiscal Board	075.434.415-00	Provision of Services	Indirect Controller
		Subordination	Indirect Controller
Related Person
ODBINV S.A. Mr. Ismael is a member of the Fiscal Board of ODBINV S.A.	15.105.588/0001-15
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Ismael is an Officer at KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA.	04.2015.837/0001-09
NEWTON SÉRGIO DE SOUZA Sitting Member of the Board of Directors	261.214.417-04	Provision of Services Subordination	Indirect Controller Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Newton is a Board Director and an Officer of ODEBRECHT S.A.	05.144.757/0001-72
LUIZ FERNANDO MARINHO NUNES Officer	236.194.737-49	Subordination	Supplier
Related Person
Petróleo Brasileiro S.A. – Petrobras Mr. Marinho worked as General Manager of Petrochemical Projects Development of the Supply at Petrobras	33.000.167/0001-01
CRISTIANE DA ROCHA RIBEIRO DE SOUZA Alternate member of the Fiscal Board	465.248.605-78	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Ms. Souza is the Financial Planning Manager at ODEBRECHT S.A.	05.144.757/0001-72

Identification	CPF/CNPJ No.	Type of relationship of Administrator with the related person	Type of related person
JOSÉ DE FREITAS MASCARENHAS Alternate Member of the Board of Directors	000.630.535-00	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Mascarenhas is an Officer of ODEBRECHT S.A.	05.144.757/0001-72
FERNANDO MUSA Sitting Member of the Fiscal Board	073.612.828-06	Provision of Services	Indirectly Controlled Company
Related Person
Braskem Idesa S.A.P.I. Mr. Musa is a Sitting Director of Braskem Idesa S.A.P.I.
PEDRO VAN LAGENDONCK TEIXEIRA DE FREITAS Investor Relations Officer	258.045.318-08	Provision of Services	Indirectly Controlled Company
		Provision of Services	Indirectly Controlled Company
Related Person
Braskem Idesa S.A.P.I. Mr. Freitas is a Sitting Director of Braskem Idesa S.A.P.I.
Refinaria de Petróleo Riograndense S.A. Mr. Freitas is a Sitting Director of RPR.	94.845.674/0001-30
GUSTAVO SAMPAIO VALVERDE Officer	881.343.775-72	Provision of Services	Indirectly Controlled Company
Related Person
Braskem Idesa S.A.P.I. Mr. Valverde is a Sitting Director of Braskem Idesa S.A.P.I.
MARCELO ARANTES DE CARVALHO Officer	700.697.006-72	Provision of Services	Indirectly Controlled Company
Related Person
Braskem Idesa S.A.P.I. Mr. Arantes is Alternate Director of Braskem Idesa S.A.P.I.
MARCELO CERQUEIRA Officer	509.945.144-68	Provision of Services	Indirectly Controlled Company
		Provision of Services	Indirectly Controlled Company
Related Person
Companhia de Desenvolvimento Rio Verde Mr. Cerqueira is a Sitting Director of Companhia de Desenvolvimento Rio Verde	16.151.532/0001-60
ODEBRECHT Comercializadora de Energia S.A. Mr. Cerqueira is a Sitting Director of OCE	14.770.709/0001-80

Identification	CPF/CNPJ No.	Type of relationship of Administrator with the related person	Type of related person
CRISTIANO GADELHA VIDAL CAMPELO Sitting Member of the Fiscal Board	045.136.486-43	Subordination	Supplier
Related Person
Petróleo Brasileiro S.A. – Petrobras Mr. Cristiano is an Attorney at Petrobras	33.000.167/0001-01
ALEXANDRE ANTÔNIO GERMANO BITTENCOURT Sitting Member of the Fiscal Board	075.434.415-	Subordination	Supplier
Related Person
Petróleo Brasileiro S.A. – Petrobras Mr. Alexandre is an International Financial Flow Sector Manager at Petrobras	33.000.167/0001-01
ARAO DIAS TISSER Alternate Member of the Board of Directors	879.023.036-15	Subordination	Supplier
Related Person
Petróleo Brasileiro S.A. – Petrobras Mr. Arão is a Commercialization and Logistics Analyst at Petrobras	33.000.167/0001-01
JOÃO CARLOS TRIGO DE LOUREIRO Sitting Member of the Board of Directors	245.706.997-15	Subordination	Supplier
Related Person
Petróleo Brasileiro S.A. – Petrobras Mr. João Carlos is a Manager of Interests in Petrochemical and Biofuel Companies at Petrobras	33.000.167/0001-01
MAURO MOTTA FIGUEIRA Alternate Member of the Board of Directors	115.134.858-90	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Mauro is a Financial Planning Officer at ODEBRECHT S.A.	05.144.757/0001-72
MARCUS VINICIUS DE OLIVEIRA MAGALHÃES Effective Member of the Board of Directors	825.822.207-44	Subordination	Supplier
Related Person
Petroleo Brasileiro S.A. – Petrobras Mr. Marcus is a Coordinator of Refining-Petrochemical Integration at Petrobras	33.000.167/0001-01
PAULO CEZAR FERNANDES DA SILVA Alternate Member of the Board of Directors	773.774.277-87	Subordination	Supplier
Related Person
Petróleo Brasileiro S.A. – Petrobras Mr. Paulo is a Manager of Relations and Information of the Commercialization and Logistics of the Petrochemical Business of Petrobras	33.000.167/0001-01

Identification	CPF/CNPJ No.	Type of relationship of Administrator with the related person	Type of related person
SUSAN BARRIO DE SIQUEIRA CAMPOS Alternate Member of the Board of Directors	283.038.528-41	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Mrs. Susan is an Attorney at ODEBRECHT S.A.	05.144.757/0001-72
BRUNO CARVALHO BARUQUI Alternate Member of the Fiscal Board	082.002.957-59	Subordination	Supplier
Related Person
Petroleo Brasileiro S.A. – Petrobras Mr. Baruqui is a Sector Manager of Governmental Interest Sector Manager at Petrobras	33.000.167/0001-01
CARLOS ALBERTO RECHELO NETO Sitting Member of the Fiscal Board	262.997.388-39	Subordination	Supplier
Related Person
Petroleo Brasileiro S.A. – Petrobras Mr. Rechelo Neto is Assistant to the Financial and Investors’ Relations Officer at Petrobras	33.000.167/0001-01

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

EXHIBIT V

MANAGEMENT PROPOSAL

FOR THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2018

Proposal for the compensation of managers, pursuant to article 12, item I, of CVM Ruling 481.

Proposal for the Compensation of Managers

(required by article 12 of CVM Ruling No. 481)

1.     Proposal for the Compensation of Managers for 2018

Pursuant to the Compensation Policy approved by the Board of Directors, Company’s proposal for global compensation of its statutory managers is based on:

(i)             The results of the study on executive compensation for the positioning of monthly fees and other compensation curves;

(ii)            The economic and financial indicators agreed upon for the year in order to define the sharing of results related to the short-term variable compensation; and

(iii)           The planning set forth for the implementation of the Long-Term Incentive Plan in relation to the 2018 Annual Program.

The annual amount proposed for the 2018 period of global fees (statutory managers of the Company) and respective charges, plus benefits, totalize BRL 72510.691,61 (seventy-two million, five hundred and ten thousand, six hundred and ninety-one reais and sixty-one centavos), against BRL 46.454.437,38 (forty-six million, four hundred and fifty-four thousand, four hundred and thirty-seven reais and thirty-eight centavos) in 2017.

The variation of amount regarding the 2018 and 2017 proposals is based on the change of compensation strategy adopted for the Board of Directors annually reflected, the incorporation to the variable fees of the new Long Term Incentive Plan approved at the Extraordinary General Meeting held on March 21,2018, contemplating the Statutory Officers and other members, as well as the adjustment of the fixed fees, benefits and short-term fees to market references, manager maturity and the challenges to the exercise.

Summary of the main 2018/ 2017 variations

Officers 7 statutory officers	Board of Directors 11 members of the board and 11 alternates
(BRL in thousands)
Discrimination	2018	2017
Monthly and Short-Term Fees (ICP)	48,011	38,025
Long-Term Fees (ILP)	11,619
Benefits	954	824
Charges	11,926	7,605
Total	72,510	46,454

Fiscal Board 5 members of the board and 5 alternates
(BRL in thousands)
Discrimination	2018	2017
Fees	858	674
Charges	172	134
Total	1,030	808

2.     Amounts effectively realized in 2017 versus proposed amounts

Officers 7 statutory officers	Board of Directors 11 members of the board and 11 alternates
(BRL in thousands)
Discrimination	2017 Proposal	2017 Realized
Total	46,454	46,869[10]

Fiscal Board 5 members of the board and 5 alternates
(BRL in thousands)
Discrimination	2017 Proposal	2017 Realized
Total	808	725

10 It considers only the amount actually recorded in the year 2017. The detail on the amount subject to rerratification is detailed in item 6 of the Management proposal

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

EXHIBIT VI

MANAGEMENT PROPOSAL

FOR THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2018

Proposal for the compensation of managers, pursuant to information contained in item 13 of the Reference Form, pursuant to article 12, item II, of CVM Ruling 481.

13. Compensation of the Administrators

13.1. Describe the policy or practice adopted for compensation of the board of directors, statutory and non-statutory executive office, fiscal board, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

(a)          objectives of the compensation policy or practice

The Company adopts a competitive and transparent compensation strategy, which seeks to attract and retain the best professionals and compensates its administrators based on the market practices, according to their duties and responsibilities in the effective business conduction. The variable compensation practice also allows the alignment of the shareholders’ interests with those of the administrators to obtain and exceed the results in a short and long term.

(b)          composition of the compensation

(i)           description of the compensation elements and their respective objectives:

Board of Directors

The sitting members of the Board of Directors are compensated through fixed fees based on competitive strategy in accordance with market surveys.  There is no variable compensation (short and long term) and benefits to this group.

Statutory and Non-Statutory Executive Office

The members of the statutory and non-statutory executive office are entitled to a monthly fixed compensation conditioned to the individual performance (merits), as well as to a short and long term variable compensation, directed to achieve and exceed results.

This group is also entitled to the benefits offered by the Company to all of its other members, such as medical and dental assistance, meal voucher, life insurance and supplementary pension plan.

The fixed compensation, variable compensation and benefits comprise the total compensation package that is competitive and aligned to market surveys.

Fiscal Board

The sitting members of the Fiscal Board are compensated with fixed fees and according to market survey. Such fees shall be the highest of (i) the monthly fixed amount established at the Company’s ordinary shareholders’ meeting that elects the Fiscal Board; or (ii) the minimum limit established in paragraph 3 of article 162 of the Corporation Law.

There is no variable compensation (short and long term) and benefits to this group.

Committees

Currently, there are four Committees to Support the Board of Directors  (all non-statutory), which are: (i) Compliance Committee; (ii) Finance and Investment Committee; (iii) People and Organization Committee; and (iv) Strategy and Communication Committee. The Company differentiates the monthly fees of the coordinators from the members of the Committees, in accordance with the responsibilities and participation in each Committee. This strategy is aligned with market practice.

(ii)          in relation to the last three financial years, the proportion of each element in the total compensation:

The proportion of each element in the total compensation of each management body of the Company regarding the last three financial years is below:

	% in relation to the total compensation
	2017
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory/Non-Statutory Executive Office	27,95%	70,41%	1,65%	100%
Fiscal Board	100%	0%	0%	100%

	% in relation to the total compensation
	2016
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory/Non-Statutory Executive Office	26.73%	71.62%	1.65%	100%
Fiscal Board	100%	0%	0%	100%

	% in relation to the total compensation
	2015
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory/Non-Statutory Executive Office	30.7%	67.9%	1.4%	100%
Fiscal Board	100%	0%	0%	100%

(iii)        calculation and adjustment methodology of each one of the compensation elements

Board of Directors

The monthly compensation of the members of the Board of Directors is obtained through annual specialized surveys, by comparison with companies of similar size. The compensation strategy looks for competitiveness to ensure attractiveness, seeking to be positioned above the median when compared to the market.

Statutory and Non-Statutory Executive Office

The amount of fixed compensation paid by the Company to the members of the statutory and non-statutory Executive Office are annually compared with the market through specialized surveys, so that it is possible to assess its competitiveness and possibly evaluate the need of making adjustments in some components of the compensation.

The monthly fixed compensation bands, based on the market median, are determined based on:

•         85% of the market median (Development Band)

•         market median in its central reference (Market’s Target Band)

•         115% of the market median (Advanced Performance Band)

The short and long term variable compensation results from the equation of the third quartile of the market’s total compensation, excluding the benefits and monthly fixed compensation.

The Company offers the same benefits package to all of its members, including statutory and non-statutory Officers.

Fiscal Board

The monthly compensation of directors is obtained through specialized surveys, by comparison with companies of similar size, with due regard to the minimum amount set forth by article 162, paragraph 3 of the Corporation Law. The compensation strategy looks for competitiveness to ensure attractiveness, seeking to be positioned above the median when compared to the market.

Committees

The Company differentiates the monthly fees of the Coordinators from the members of the Committees, in accordance with the responsibilities and participation in each Committee, taking into account a market comparison performed every year.

 (iv)        reasons that justify the composition of the compensation

Board of Directors

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company.

It is understood that the members of the Board of Directors must be entitled only to the fixed compensation in order to reflect the recognition given to their function that supervises and guides the Company Business, without, however, any involvement with its execution.

Statutory and Non-Statutory Executive Office

The composition of the compensation of the statutory and non-statutory Executive Officers of the Company aims to attract and retain the best professionals, based on the market’s practices regarding fixed, variable compensation and the benefits package for each position. The Company has a competitive practice regarding variable compensation, as it understands that this way, it aligns the interests of officers with those of the Company, sharing the risks and results of the Company with its main executives, seeking to obtain gains through the commitment to long-term results and short-term performance.

The distribution of the compensation between fixed and variable portions, and benefits, practiced in the financial year ended at December 31, 2017 and that foreseen for the financial year ending on December 31, 2018, has an emphasis on variable compensation, and are thus in line with the objectives of the compensation policy adopted by the Company.

Fiscal Board

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company, with due regard to the provision of paragraph 3 of article 162 of the Corporation Law regarding the minimum legal compensation.

Committees

The composition of the compensation is in line with market practices compared to similarly sized companies and the differentiations of members and leaders of committees have become necessary in order to be in line with their duties and responsibilities.

(v)          members not compensated

Alternate members of the Board of Directors do not receive monthly fixed fees. However, if they participate as Members of the Committees of the BD, they compensated therefor, as described in item 13.1.

(c)          main performance indicators taken into account upon determination of each compensation element

Board of Directors

The fixed monthly compensation of the Board of Directors is determined by means of market research, taking into account their responsibilities and attributions in the exercise of their functions. There is no performance indicator to determine the variable compensation since this group is not eligible thereto.

Statutory and Non-Statutory Executive Office

The classification of the monthly compensation of each statutory and non-statutory Officer of the Company is linked to the assessment and classification of the position in the salary structure and market comparison, as well as to the individual performance (merits) and also to the salary adjustment according to study of the annual inflation.

The short-term variable compensation is conditioned to the assessment and to the compliance with individual goals connected to the challenges of their share program in the year and to the operational and economic performance of the Company within the period in question, considering the following elements: (i) operating EBITDA, (ii) variation of working capital, (iii) operating investment (CAPEX), and (iv) payment of dividends.

The Long-Term variable compensation (ILP) is linked to the compliance with the conditions described in item 13.4.

Fiscal Board

The fixed monthly compensation of the Fiscal Board is determined by means of market research, taking into account their responsibilities and attributions in the exercise of their functions. There is no performance indicator to determine the variable compensation since this group is not eligible thereto. However, it is worth noting that the minimum amount established by article 162, paragraph 3, of the Corporation Law is observed.

Committees

The fixed monthly compensation for the Committee coordinators and members is determined by means of market research, taking into account their responsibilities and attributions in the exercise of their functions. There is no performance indicator to determine the variable compensation since this group is not eligible thereto.

(d)          how the compensation is structured in order to reflect the evolution of the performance indicators

Board of Directors

Not applicable, given that the members of the Board of Directors are not eligible for variable compensation.

Statutory and Non-Statutory Executive Office

The changes in the short-term variable compensation items are directly related to the individual performance of our officers and the Company and to the achievement of the targets established for a given period. In the long-term, however, they are linked to the performance of the Company’s share

Fiscal Board

Not applicable, given that the members of the Company’s Fiscal Board are not eligible for variable compensation.

Committees

Not applicable, given that the members of the Company’s Committees are not eligible for variable compensation.

(e)          how the compensation policy or practice is aligned with the interests of the issuer in the short, medium and long terms

The compensation strategy is pegged to factors and premises that make it more: (i) equitable (compensate proportionally, according to the skills, professional qualification and impact on results); (ii) competitive (suitable to market standards); (iii) efficient (regarding the costs for the Company); and (iv) safe (committed to the continuity and growth of the business).

To the extent that the short, medium and long term targets are met, more results are generated for the Company, making it valuable. In contrast,  the Company distributes such results in the form of short and long-term variable compensation. This cycle makes the Company grow and develop to seek its perpetuity.

(f)           existence of compensation supported by direct or indirect subsidiaries, controlled or controlling companies

There is no compensation supported by direct or indirect subsidiaries, controlled or controlling companies of the Company.

(g)          existence of any compensation or benefit linked to the occurrence of a given corporate event, such as the disposal of corporate control of the issuer

There are no compensation elements associated to the occurrence of corporate events.

13.2 – Total compensation of the board of directors, statutory executive office and fiscal board

Total remuneration estimated for the current Financial Year 12/31/2018 – Annual Amounts
	Board of Directors	Statutory Executive Office	Fiscal Board	Total
Total number of members*	11	7	5	23
Number of compensated members** (1)	13	7	5	25
Fixed annual compensation
Salary or Pro labore	6,300,000.00	11,245,517.79	858,420.00	18,403,937.79
Direct and indirect benefits	N/A	297,479.05	N/A	297,479.05
Participation in committees	3,300,000.00	N/A	N/A	3,300,000.00
Others	3,072,000.00	4,649,103.56	171,684.00	7,892,787.56
Description of other fixed compensations	The INSS amounts total BRL 2,112,000.00) and (ii) contingency sum in the amount of BRL 960,000.00)	The INSS amounts total BRL 2,649,103.56 and (ii) contingency sum in the amount of BRL 2,000,00,00)	The INSS amounts total BRL 171.684,00)
Variable compensation
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	24,206,250.00	N/A	24,206,250.00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	7,165,050.00	N/A	7,165,050.00
Description of other variable compensations	N/A	The INSS amounts total BRL 7,165,050.00	N/A	N/A
Post-employment	N/A	656,291.21	N/A	656,291.21
Cessation of position	N/A	N/A	N/A	N/A
Based on shares, including options (2)	N/A	11,619,000.00	N/A	11,619,000.00
Note	N/A	N/A	N/A	N/A
Total compensation	12,672,000.00	59,838,691.61	1,030,104.00	73,540,795.61

(1)    It considers, in addition to the 11 sitting members, the 2 alternates that are compensated only for participation in Committees of the BD.

(2)    Related to the Annual 2018 Long-Term Incentive Program, with award estimated only for 3 years (2021), as per item 13.4.

Total compensation for the Financial Year ending on 12/31/2017 - Annual Amounts
	Board of Directors	Statutory Executive Office	Fiscal Board	Total
Total number of members*	11.00	6.25	5.00	23.00
Number of compensated members** (1)	11.83	6.25	4.5
Fixed annual compensation
Salary or Pro labore	6,383,683.80	9,130,490.99	604,588.60	16,118,763.39
Direct and indirect benefits	0.00	212,075.73	0.00	212,075.73
Participation in committees	0.00	0.00	0.00	0.00
Others	1,276,736.76	1,826,098.20	120,917.72	3,223,752.68
Description of other fixed compensations	The INSS amounts total 1,276,736.76	The INSS amounts total 1,826,098.20;	The INSS amounts total 120,917.72.	The INSS amounts total 3,223,752.68
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	23,004,418.35	0.00	23,004,418.35
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	4,600,883.67	0.00	4,600,883.67
Description of other variable compensations	0.00	The INSS amounts total 4.600.883,67	-	The INSS amounts total 4.600.883,67
Post-employment	0.00	434,915.25	0.00	434,915.25
Cessation of position	0.00	0.00	0.00	0.00
Based on shares, including options	0.00	0.00	0.00	0.00
Note	(i) The total number of members of the Board of Directors, of the Statutory Executive Office and of the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places; and (ii) The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.	(i) The total number of members of the Board of Directors, of the Statutory Executive Office and of the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places; and (ii) The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.	(i) The total number of members of the Board of Directors, of the Statutory Executive Office and of the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places; and (ii) The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.	-
Total compensation (***)	7,660,420.56	39,208,882.19	725,506.32	47,594,809.07

(1) It considers, in addition to the 11 sitting members, the 2 alternates that started to be compensated only for participation in Committees of the BD.

*Note: The total number of members of the Board of Directors, of the Statutory Executive Office and of the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.

Total compensation for the Financial Year ending on 12/31/2016 - Annual Amounts
	Board of Directors	Statutory Executive Office	Fiscal Board	Total
Total number of members*	10.50	6.00	5.00	22.50
Number of paid members**	10.50	6.00	4.00	20.50
Fixed annual compensation
Salary or Pro labore	BRL 3,431,462.71	BRL 8,340,447.83	BRL 509,914.50	BRL 12,281,825.04
Direct and indirect benefits	0.00	BRL 193,753.89	0.00	BRL 193,753.89
Participation in committees	0.00	0.00	0.00	0.00
Others	BRL 686,292.54	BRL 1,668,089.56	BRL 101,982.90	BRL 2,456,365.00
Description of other fixed compensations	The INSS amounts total BRL 686,292.54.	The INSS amounts total BRL 1,668,089.56.	The INSS amounts total BRL 101,982.90.
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	22,345,008.68	0.00	22,345,008.68
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	4,469,001.73	0.00	4,469,001.73
Description of other variable compensations		The INSS amounts total BRL 4,469,001.73.
Post-employment	0.00	321,384.36	0.00	321,384.36
Cessation of position	0.00	0.00	0.00	0.00
Based on shares, including options	0.00	0.00	0.00	0.00
Total compensation	4,117,755.25	37,337,686.06	611,897.40	42,067,338.71

*Note: The total number of members of the Board of Directors, of the Statutory Executive Office and of the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.

Total compensation for the Financial Year ending on 12/31/2015 - Annual Amounts
	Board of Directors	Statutory Executive Office	Fiscal Board	Total
Total number of members*	10.75	6.42	5.00	22.17
Number of paid members**	9.75	6.42	4.00	20.17
Fixed annual compensation
Salary or Pro labore	1,886,764.76	8,200,730.67	461,246.86	10,548,742.29
Direct and indirect benefits	0.00	173,568.35	0.00	173,568.35
Participation in committees	0.00	0.00	0.00	0.00
Others	377,352.95	1,640,146.13	92,249.37	2,109,748.45
Description of other fixed compensations	The INSS amounts total BRL 377,352.95	The INSS amounts total BRL 1,640,146.13	The INSS amounts total BRL 92,249.37
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	18,125,000.00	0.00	18,125,000.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00.	3,625,000.00	0.00	3,625,000.00
Description of other variable compensations		The INSS amounts total BRL 3,625,000.00
Post-employment	0.00	196,054.93	0.00	196,054.93
Cessation of position	0.00	0.00	0.00	0.00
Based on shares, including options	0.00	0.00	0.00	0.00
Total compensation	2,264,117.71	31,960,500.08	553,496.23	34,778,114.02

*Note: The total number of members of the Board of Directors, of the Statutory Executive Office and of the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.

13.3 – Variable compensation of the board of directors, statutory executive office and fiscal board

Variable compensation - Financial Year ending on 12/31/2018
	Board of Directors	Statutory Executive Office	Fiscal Board	Total
Total number of members*	11	7	5	23
Number of paid members**	0	7	0	7
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	24,206,250.00	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	19,365,000.00	N/A	N/A
Amount actually recognized in the results of the financial year	N/A	N/A	N/A	N/A

Variable compensation - Financial Year ending on 12/31/2017
	Board of Directors	Statutory Executive Office	Fiscal Board	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	0.00	7.00	0.00	7.00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	0.00	N/A	0.00
Maximum amount set forth in the compensation plan	N/A	BRL 22,150,000.00(1)	N/A	BRL 22,150,000.00(1)
Amount set forth in the compensation plan – achieved targets	N/A	BRL 17,720,000.00(1)	N/A	BRL 17,720,000.00(1)
Amount actually recognized in the results of the financial year	N/A	BRL 23,004,418.35	N/A	BRL 23,004,418.35

*Note: The total number of members of the Board of Directors, of the Statutory Executive Office and of the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.

(1) Does not include social security, just Profit Sharing

Variable compensation - Financial Year ending on 12/31/2016
	Board of Directors	Statutory Executive Office	Fiscal Board	Total
Total number of members*	10.50	6	5	21.50
Number of paid members**	0.00	6	0.00	6.00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	0.00	N/A	0.00
Maximum amount set forth in the compensation plan	N/A	19,400,000.00(1)	N/A	19,400,000.00(1)
Amount set forth in the compensation plan – achieved targets	N/A	15,520,000.00(1)	N/A	15,520,000.00(1)
Amount actually recognized in the results of the financial year	N/A	22,345,008.68(1)	N/A	22,345,008.68(1)

*Note: The total number of members of the Board of Directors, of the Statutory Executive Office and of the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.

(1)    Does not include social security, just Profit Sharing

Variable compensation - Financial Year ending on 12/31/2015
	Board of Directors	Statutory Executive Office	Fiscal Board	Total
Total number of members*	10.75	6.42	5.00	22.17
Number of paid members**	0.00	6.42	0.00	6.42
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Amount actually recognized in the results of the financial year	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	0.00	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	18,125,000.00(1)	N/A	18,125,000.00(1)
Amount set forth in the compensation plan – achieved targets	N/A	14,500,000.00(1)	N/A	14,500,000.00(1)
Amount actually recognized in the results of the financial year	N/A	18,125,000.00(1)	N/A	18,125,000.00(1)

*Note: The total number of members of the Board of Directors, of the Statutory Executive Office and of the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, up to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.

(1) Does not include social security, only Profit Sharing.

13.4 – Equity-based compensation plan of the board of directors and statutory executive office

Board of Directors

The Company did not have, in the last financial year, and does not have, in the current financial year, an equity-based compensation plan for the members of the Board of Directors.

Statutory Executive Office

The Company did not have, in the last financial year, an equity-based compensation plan for the members of the Statutory Executive Office; however, according to extraordinary general metting held on  March 21, 2018, a Restricted Share Award Plan of the Company was approved, including, among other participants, the Statutory Executive Officers.

(a)          general terms and conditions

The individuals who work and are part of the Company or the companies controlled thereby, including, but not limited to, the Officers, may be indicated to participate in Braskem S.A’s Restricted Share Award Plan (“Plan”). The Board of Directors shall define, among the participants which are in such positions, those who may participate in each annual restricted share award program (respectively, “Program” and “Eligible Persons”).

The Eligible Persons shall express their wish to adhere to the Plan and to the respective Program, upon the execution of the respective Award Agreement, then being referred to as “Participants”.

The award of the Restricted Shares (“Consideration”) shall be conditioned to the voluntary investment of the Participants’ own funds to acquire owned shares (“Owned Shares”), and the Eligible Persons may voluntarily invest, with their own funds, the minimum amount of 10% and the maximum amount of 20% of the gross amount of their short-term planned incentive related to the annual profit sharing program (“PLR”).

The goal of the Plan is to award two (02) Restricted Shares to one (01) Own Share. However, the Board of Directors may define, as an exception and with a justification, to each Program, a different multiple of Restricted Shares to be transferred to each Owned Share under the terms and conditions of the applicable Award Agreement, observing the minimum of one (01) Restricted Share and the maximum of three (3) Restricted Shares to each Owned Share. The number shall be defined at the exclusive discretion of the Board of Directors from the analysis of the following indicators: (a) the performance of the Company in the financial year immediately before the execution of the Award Agreement; (b) the expected challenge level to the Company in the next three (03) years after the approval of each Program;  and (c) the amount of the Restricted Shares traded at B3 S.A. (“B3”) on the date of approval of each Program.

Without prejudice to other conditions established in the Programs and in the respective Award Agreements, the rights of the Participants regarding the Restricted Shares, especially the transfer of the ownership of the Restricted Shares, shall only be acquired if the Participants (i) continuously remain connected as Members of the Company or of the company controlled by the Company for the period of three (3) years from the date of execution of the Award Agreement (“Waiting Period”), and, cumulatively, (ii) maintain, under their uninterrupted ownership, the Owned Shares from the date of their acquisition until the end of the Waiting Period.

(b)          main objectives of the plan

The purpose of the Plan is to promote: (a) the alignment between the interests of the Participants and that of the shareholders of the Company and of the companies controlled thereby; and (b) an incentive for the Participants to remain in the Company or in the companies controlled thereby.

(c)          how the plan contributes to such objectives

The Plan is an important component to ensure the total compensation strategy, ensuring competitiveness in the market, and, at the same time, maintaining the involvement and commitment of the Participants with the Company and the challenges of the petrochemical cycles.

In that sense, the implementation of the Plan contributes to ensure the convergence of interests between Members and shareholders for the creation of value to the Company.

(d)          how the plan is inserted in the issuer’s compensation policy

The Plan is one of the components of the compensation package.

One of the concepts defined in the Company’s Compensation Policy is that the compensation is defined based on the capacity of the members to generate and exceed the results, with the sharing of part of these results with the members responsible for its generation. In that sense, the Plan is an important component of variable compensation to supplement and ensure the total compensation strategy, seeking long-term results for the Company by making their shares valuable and acting as a strong component in the retention of the Participants.

(e)          how the plan aligns the interests of the administrators and the issuer on the short-, medium- and long-terms

The implementation of the Plan is a way to ensure the convergence of interest between members and shareholders for the creation of value on the short-, medium- and long- terms for the Company. Through the Plan, leaders and subordinates assume the commitment to achieve and exceed the planned results and to share part of these results with the members responsible for its generation.

The Waiting Period set forth in the Plan, during which the Restricted Shares are not transferred to the Participant, favors the retention of the Participants during such period.

(f)           maximum number of shares covered

The maximum number of shares covered by the Plan is of 1.5% of the Company’s Capital, which corresponds, on this date, to eleven million, nine hundred and fifty-eight thousand, eight hundred and sixty-four (11,958,864) shares.

(g)          maximum number of options to be granted

Not applicable, since share options shall not be awarded as a result of the Plan.

(h)          conditions to acquire shares

The Consideration shall be conditioned to the voluntary investment of the Participants’ own funds in the acquisition of Owned Shares.

The rights of the Participants regarding the Restricted Shares, especially the transfer of the ownership of the Restricted Shares, shall only be acquired if the Participants (i) continuously remain connected as Members of the Company or of a company controlled by the Company for the period of three (3) years from the date of execution of the Award Agreement, and, cumulatively, (ii) maintain, under their uninterrupted ownership, the Owned Shares from the date of their acquisition until the end of the Waiting Period.

i)             criteria for setting the price of acquisition or exercise

The reference price of the Restricted Shares that the Company shall award shall be amount of the market price of the Restricted Share in the location of each Participant in the second business day immediately before the respective transfer of the Restricted Shares, or, if there is no trade of the Restricted Shares in the location of the Participant, it shall be the price of said Restrict Shares at B3 in the second business day immediately before the respective date of payment, converted to the currency of the location of the Participant.

(j)           criteria to establish the term of exercise

The Waiting Period shall be three (03) years from the date of execution of the Award Agreement.

During the Waiting Period, the Participant shall remain connected to the Company or to the companies controlled thereby, maintaining the uninterrupted ownership of their Owned Shares in order to be entitled to the transfer of the Restricted Shares by the Company or by the companies controlled thereby under the terms and conditions established in this Plan, in the respective Program and in the Award Agreement, observing the rules related to the situations of dismissal from the Company, as set forth in the Plan and respective Award Agreements.

k)            form of liquidation

Once the conditions established in the Plan and in the applicable Award Agreement are met, and as long as the applicable legal and regulatory requirements are observed, the Company or the companies controlled thereby shall transfer, through a private transaction, to the Participants, within at most sixty (60) days, the quantity of Restricted Shares to which the Participants are entitled. Except regarding the taxes that will be discounted, the Company or the companies controlled thereby, as the case may be, shall bear any costs for the transfer of the Restricted Shares to the Participants. If it is not possible to deliver said Restricted Shares to the Participants, the Company and/or the companies controlled thereby  may pay the Participants, with immediately available funds, in the currency of the place where the Participant works, the amount equivalent to the Restricted Shares awarded taking into consideration the Reference Price of the Restricted Shares, net of the taxes that may be levied thereon.

(l)           restrictions to the transfer of shares

The rights of the Participants regarding the Restricted Shares, especially the transfer of ownership of the Restricted Shares, shall only be acquired if the Participants (i) continuously remain connected as Members of the Company or of the company controlled by the Company for the period of three (03) years from the date of execution of the Award Agreement, and, cumulatively, (ii) maintain, under their uninterrupted ownership, the Owned Shares from the date of their acquisition until the end of the Waiting Period.

(m)        criteria and events that, when verified, will entail the suspension, alteration or extinguishment of the plan

In case of (i) Change to the Company’s Control (as defined in the Plan), (ii) a public offer of closing of the Company’s capital, (iii) corporate restructuring that results in a significant decrease of the liquidity of the Restricted Shares in comparison with the average volume traded over the six (06) months before the date of corporate restructuring, the Participants shall be entitled to receive, within sixty (60) days after the occurrence of the event set forth in this Clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participants, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participants, so that said rights shall be automatically brought forward.

The Plan also establishes that, in the event of change to the number, nature or class of shares of the Company as a result of bonus, splitting, reverse split, or conversion of shares into another nature or class, or conversion of other securities issued by the Company into shares, the Company's Board of Directors shall assess the need to make adjustments to the Programs and the Plan in order to avoid distortions and losses to the Company and the companies controlled thereby or to the Participants.

Moreover, any relevant legal amendment to the rules of the joint-stock companies, to the publicly-held companies, to the labor laws and/or the tax effects of a restricted share award plan in any of the jurisdictions where it will be implemented may lead to full revision of this Plan, in order to ensure compliance with the applicable laws.

Finally, the right to receive the Restricted Shares pursuant to this Plan, the respective Program and the applicable Award Agreement shall be automatically extinguished and without any indemnity rights,  ceasing all effects by operation of law if the Company is wound up, liquidated or if its bankruptcy is decreed.

n)           effects of the exit of the manager of the bodies of the issuer over the rights thereof set forth in the equity-based compensation plan

In case of Termination of the Participant (i) due to a dismissal with cause or removal from his or her position due to a violation to the duties and responsibilities of an administrator, (ii) upon request from the Participant (including resignation or withdrawal from the position of administrator), or (iii) any event of retirement other than an Agreed Retirement (as defined in the Plan), the Participant shall lose any and all rights connected to the Restricted Shares pursuant to the Plan, any Program and Award Agreement, which shall be automatically and lawfully terminated on the Termination date (as defined in the Plan), regardless of prior notice or notification, and with no right to any indemnification of the Participant, except for the Restricted Shares already obtained until the actual Termination date, even if they have not yet been actually transferred by the Company or by a company controlled thereby.

In case of Termination of a Participant due to (i) dismissal by the Company or by the companies controlled thereby, without cause, (ii) removal from the position of administrator with no violation to his or her duties and responsibilities, or (iii) transfer of the Participant to occupy a position in a company belonging to the same group as the Company that does not participate in the Plan, the Participant shall be entitled to receive (a) the Restricted Shares whose acquisition rights have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby, and (b) a proportional number of Restricted Shares whose acquisition rights have not yet been vested on the Participant, considering, for said proportional calculation, the number of full months the Participant worked for the Company or company controlled thereby in relation to the number of months of the Waiting Period, and the remaining Restricted Shares shall be automatically and lawfully extinguished on the Termination date, regardless of prior notice or notification, and without any right to indemnification to the Participant. The delivery of the Restricted Shares to the Participant shall be made on the date originally scheduled, considering the compliance with the Waiting Period, unless established otherwise in the Award Agreement, being certain that the Company may, exceptionally and at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Termination of a Participant due to Agreed Retirement, the Participant shall be entitled to receive (a) the Restricted Shares which acquisition rights have already been vested on the Participant, even if the Restricted Shares have not been actually transferred by the Company or a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not been fully vested on the Participant at the Termination date. The delivery of the Restricted Shares to the Participant shall be made on the date originally set forth, considering the compliance with the Waiting Period, unless otherwise established in the Award Agreement, being certain that the Company may, at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Termination of a Participant due to (i) death or (ii) permanent disability, the heirs or legal successors (for the case described in (i)) or legal representative (for the case described in (ii)) shall be entitled to receive, within sixty (60) days after the occurrence of any of the events described in this clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participant, so that said rights shall be automatically brought forward, unless established otherwise in the Award Agreement.

13.5 – Equity-based compensation of the board of directors and statutory executive office

The Company did not have in the last financial year, and does not have in the current financial year, an equity-based compensation plan for members of the Bylaws Executive Office. With respect to the Bylaws Executive Office, the provisions of items 13.4 (a) to (n) shall apply on a timely basis, and it should be informed that up to this moment there is no equity-based compensation in progress.

13.6 Information on the outstanding options held by the board of directors and the statutory executive office

Not applicable, considering that there was not and there is not up to this date any outstanding option held by Company’s Bylaws Executive Office at the end of the last financial year. With respect to the Board of Directors, it should be clarified that there was not in the last financial year (and there is not in the current financial year) an equity-based compensation plan for its members.

13.7 – Options exercised and shares delivered with respect to the equity-based compensation of the board of directors and statutory executive office

Not applicable, considering that there were no options exercised and shares delivered with respect to the equity-based compensation of the Company’s Board of Directors and Bylaws Executive Office at the end of the last financial year.

13.8 - Information required for the comprehension of the data disclosed in items 13.5 to 13.7 – Method for pricing the share and option value

Not applicable.

13.9 - Information on the number of shares or membership units (quotas) directly or indirectly held in Brazil or abroad, and other securities convertible into shares or membership units (quotas) issued by the issuer, its direct or indirect controlling persons, controlled entities or companies under common control, by members of the board of directors, statutory executive office or fiscal board:

On 12/31/2017
		Board of Directors	Executive Office	Fiscal Board	Total
Company	Category

Issuer
Braskem S.A.	Common Shares	0	0	0	0
	Preferred Shares – Class A	11.726	510	0	12.236
	Preferred Shares – Class B	0	0	0	0

Direct and indirect controlling shareholders
Odbinv S.A.	Common Shares	1.683.394.556	0	0	1.683.394.556
	Preferred Shares	0	0	0	0

On 12/31/2016
		Board of Directors	Executive Office	Fiscal Board	Total
Company	Category

Issuer
Braskem S.A.	Common Shares	0	0	0	0
	Preferred Shares – Class A	76,526	510	0	77,036
	Preferred Shares – Class B	0	0	0	0

Direct and indirect controlling shareholders
Odbinv S.A.	Common Shares	1,683,394,556	0	0	1,683,394,556
	Preferred Shares	-	-	-	-

(*)The table above shows only direct and indirect controlling shareholders of the Company in which the members of the Board of Directors and members of the Fiscal Board are now appointed for election at the Ordinary General Meeting for the financial year ended on December 31, 2016, as well as our Statutory Officers in office, hold a stake. To see the direct and indirect share control of the Company, please refer to items 15.1 and 15.2 of the Company’s Reference Form available in the IPE System.

13.10 – Information on the social security plans granted to the members of the board of directors and the statutory officers

We present below the information on the Company’s social security plan effective in the last financial year:

	Board of Directors (Sitting Members)	Statutory Executive Office
Total number of members	11	6.25
Number of paid members*	11.83	6.25
Name of the plan	N/A	Odebrecht Previdência
Number of managers who qualify for retirement	N/A	0
Conditions for early retirement	N/A	There is no possibility of early retirement

Updated accrued amount of the contributions accumulated in the social security plan until the end of the last financial year, less the portion related to the contributions directly made by the managers (in BRL)

	N/A	BRL 2,387,111.31
Total accrued amount of the contributions made during the last financial year, less the portion related to the contributions directly made by the managers (in BRL)	N/A	BRL 325,601.37
Possibility and conditions for early redemption.	N/A	There is no possibility of early redemption

*Note: The number of paid members of each body corresponds to the number of officers and directors linked to the Company's social security plan.

13.11 – Maximum, minimum and average individual compensation of the board of directors, statutory executive office and fiscal board

Justification for not completing the table

The information contained in this item was omitted due to the decision rendered on May 17, 2013, by the 5th Lower Federal Court of Rio de Janeiro, in the Action of Ordinary Procedure No. 2010.5101002888-5, filed by IBEF-RJ against CVM, which ratified the preliminary decision granted on March 2, 2010, making definitive the order for CVM to refrain from implementing the requirement contained in item 13.11 of Exhibit 24 to CVM Ruling 480, as well as from applying any penalty related to non-compliance with said requirement by Members of IBEF-RJ and the companies to which they are related. CVM appealed against this decision and the Public Prosecutor Office issued an opinion for the granting of the appeal. Recently the Capital Market Investors Association - AMEC, the Capital Market Investment Professionals and Analysts Association - APIMEC and the Brazilian CFA Association filed a motion requesting the intervention in the case as amici curiae, which was granted by the Reporting Justice Guilherme Diefenthaeler of the Federal Regional Court (TRF) of the 2nd Circuit. At this moments the case records are with the justice, and CVM’s appeal has not yet been decided.

13.12 – Compensation or indemnification mechanisms for the managers in the event of dismissal from office or retirement

Not applicable, since the Company does not have any compensation or indemnification mechanisms for the managers in the event of dismissal from office or retirement.

The Company's managers are covered by the Directors & Officers Liability Insurance (D&O) policy, issued by Chubb, with coverage valid until April 21, 2017, and which will be renewed for another 12 months. The policy has a worldwide coverage, and the policy premium in force was USD 1,839 thousand.

Pursuant to the policy, the managers shall be indemnified for damages (including defense costs) resulting from third party claims against the managers based on omission or harmful acts practiced in the exercise of their functions (as long as it is not the case of willful misconduct or gross negligence equivalent to willful misconduct).

13.13 – Percentage of the total compensation held by managers and members of the fiscal board who are parties related to the controlling shareholders

Financial year ended on	Board of Directors	Fiscal Board	Statutory Executive Office
2017	6.07%	0,00%	0,00%
2016	13.04%	0.00%	0.00%
2015	20.24%	0.00%	0.00%

13.14 – Compensation of managers and members of the fiscal board, grouped by body, received for any reason other than the position occupied

In the last three financial years, no amounts have been recognized within the Company's results as compensation of managers and members of the Fiscal Board received for any reason other than the position they occupy in the Company.

13.15 – Compensation of managers and members of the fiscal board recognized in the profits of direct or indirect controlling companies, companies under common control and controlled companies of the issuer

Not applicable, in the last three financial years no compensation of the managers and members of the Fiscal Board of the Company was recognized in the results of direct or indirect controlling companies, companies under common control and controlled companies of the Company, either for the exercise of their managerial duties or for any other reason.

13.16 – Other relevant information

There is no other information that the Company considers relevant, except those already described in the other sections of this item 13 of the Form.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

EXHIBIT VII

MANAGEMENT PROPOSAL

FOR THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2018

Report on the change to clause 4, 18, 29 and 30, of the Bylaws, and copy, in the form of a table, containing the amendments proposed by the Management in highlight, pursuant to article 11, items “I” and “II”, of CVM Ruling 481.

Current Wording	Proposed Wording	Origin, Justification And Legal And Economic Effects Of The Proposed Amendments

(...)

Article 4

The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (BRL 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and fifty-seven thousand, six hundred and four (797,257,604) shares, of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares; three hundred and forty-five million, ten thousand, six hundred and twenty-two (345,010,622) are class “A” preferred shares; and five hundred and seventy-eight thousand, three hundred and thirty (578,330) are class “B” preferred shares.

(...)

(...)

Article 4

The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos, (BRL 8,043,222,080.50), divided into ~~seven hundred and ninety-seven million, two hundred and fifty-seven thousand, six hundred and four (797,257,604~~)seven hundred and ninety-seven million, two hundred and eighteen thousand, six hundred and four (797,218,604) shares, composed of four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) common shares; ~~three hundred and forty-five million, ten thousand, six hundred and twenty-two (345,010,622)~~three hundred and forty-five million, forty-nine thousand, six hundred and twenty-two (345,049,622) class “A” preferred shares; and ~~five hundred and seventy-eight thousand, three hundred and thirty (578,330)~~five hundred thousand, three hundred and thirty (500,330) class “B” preferred shares.

(...)

Origin and justification of the proposed amendment:

The amendment results from the exercise by the minority shareholders of the right to convert class "B" preferred shares into class "A" preferred shares, in the ratio of two (2) class "B" preferred shares for each class "A" preferred share. This is a faculty established by clause 6, paragraph 3, of the Company's Bylaws, so that the amendment to the Bylaws only reflects the result of the conversion. For the purposes of this amendment, seventy-eight thousand (78,000) class "B" preferred shares were converted into thirty-nine thousand (39,000) class "A" preferred shares.

Legal and economic effects of the proposed amendments:

The Company does not foresee any legal and economic effects which may materially affect any other shareholder or the Company itself.

Clause 18

The Company's Board of Directors shall be made up of eleven (11) members and their respective alternates, whether shareholders or not, resident in Brazil or abroad, elected and removable at any time by the General Meeting.

Clause 18

The Company's Board of Directors shall be made up of eleven (11) members and their respective alternates, whether shareholders or not, resident in Brazil or abroad, elected and removable at any time by the General Meeting.

Paragraph 1 - At least twenty percent (20%) of the members of the Board of Directors shall be independent directors, in accordance with the definition contained in the Company's policies.

Paragraph 2 - When, by virtue of compliance with the percentage referred to in Paragraph 1 above, the result is a fractional number of directors, there shall be made a rounding up to the subsequent whole number.

Paragraph 3 - The directors elected by separate vote shall be considered independent.

Origin and justification of the proposed amendment:

The proposed amendment seeks to consolidate the practice already adopted by the Company of maintaining the Board of Directors with a minimum percentage of 20% of independent members, in line with the best corporate governance practices.

Legal and economic effects of the proposed amendments:

The Company does not foresee any legal and economic effects which may materially affect any other shareholder or the Company itself.

Clause 29

The Company shall have a permanent Compliance Committee composed of at least three (3) independent members of the Board of Directors, appointed by the Board itself, in accordance with the Internal Regulations of said Committee.

Origin and justification of the proposed amendment:

The proposed amendment aims to transform the Compliance Committee currently existing into a bylaws committee to support the Board of Directors, in line with the improvements that have been adopted by the Company to increase its corporate governance.

Legal and economic effects of the proposed amendments:

The Company does not foresee any legal and economic effects which may materially affect any other shareholder or the Company itself.

Clause 30

The Company's shall have a department dedicated to compliance activities, to be led by a member of the senior management. Paragraph 2 - The Company shall have an area dedicated to the fulfillment of the functions set forth in this Article, the main individual responsible for it shall report directly to the Compliance and Audit Committee, not being subordinated to or bound to any other area or to any Company Officer, and who shall be ensured the powers necessary to make sure that their duties are performed independently.

Origin and justification of the proposed amendment:

The proposed amendment aims to formalize the existence of an a compliance department in the Company led by a senior member with autonomy and full powers to independently perform his/her duties, in accordance with the best corporate governance practices.

Legal and economic effects of the proposed amendments:

The Company does not foresee any legal and economic effects which may materially affect any other shareholder or the Company itself.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

EXHIBIT VIII

MANAGEMENT PROPOSAL

FOR THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2018

Copy of the Company’s Bylaws with emphasis on the proposed amendments.

(Remaining of the page left intentionally blank.

Company’s Bylaws on the next page)

COMPANY BYLAWS – BRASKEM S.A.

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION.

Article 1 - BRASKEM S.A., a publicly listed company, with headquarters and under the jurisdiction of the Municipality of Camaçari, State of Bahia, is governed by these bylaws and by the appropriate legislation.

First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange (“BM&FBovespa”), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the BM&FBovespa Level 1 Listing Regulation (“Regulation”).

Sencond Paragraph - The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.

Article 2 - The objectives of the Company are as follows: a) the manufacture, trading, import and export of chemical and petrochemical products and petrochemical derivatives; b) production, distribution and trading of units such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services; c) production, distribution and trading of electricity for its own consumption and that of other companies; d) the taking of holdings in other companies, pursuant to Law No. 6404/76, as a holder of quotas or shares; e) the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives; f) the transportation, representation and consignment of petrochemical products and by-products, compounds and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers and their respective manufactured products; g) the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; and h) the provision of services related to the activities above.

Article 3 - The Company’s term of duration is unspecified.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 4 - The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (R$ 8,043,222,080.50), divided into ~~seven hundred ninety-seven million, two hundred fifty-seven thousand, six hundred four (797,257,604)~~ seven hundred and ninety-seven million, two hundred and eighteen thousand, six hundred and four (797,218,604) shares, of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares, ~~three hundred forty-five million, ten thousand, six hundred twenty-two (345,010,622)~~ three hundred and forty-five million, forty-nine thousand, six hundred and twenty-two (345,049,622) are class “A” preferred shares and ~~five hundred seventy-eight thousand, three hundred thirty (578,330)~~ five hundred thousand, three hundred and thirty (500,330) are class “B” preferred shares.

First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to be Class “A” preferred  shares and five hundred and ninety three thousand, eight hundred and eighteen (593.818) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit  of 2/3 of the entire capital of the Company (“Authorized Capital”).

Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6404/76.

Article 5 - The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil.

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers.

Article 6 - All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates.

First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No 6,404/76.

Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish:  (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted.

Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Article 7 - Subscription and payment in full for the shares will be subject to the following criteria: a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis; b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation; c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase; d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting; e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No 6,404/76); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares; f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the  respective notice to shareholders; g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital.

Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

Article 8 - Each common share carries the right to one vote on the decisions of the General Meeting.

Article 9 - Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges: a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “g” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 44, 4th Paragraph), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year; b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article; c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “g” below, the class “A” preferred shares will have equal claim with the common shares to the distribution of the remaining income. The class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article; d) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock; e) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock; f) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription; h) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.

Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76.

CHAPTER III

JOINT SALE RIGHTS

Article 10 - In the event that the controllers of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and affected through the financial institution responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independent of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Article 11 - Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling company, directly or indirectly, of the disposing shareholder(s); (b) controlled directly or through a stake held in a controlling block by the controlling shareholders of the ceding party(ies); or (c) controlled, whether directly or indirectly by the disposing shareholder(s).

Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block.

Article 12 - The right of joint sale established here in Chapter III will not apply in the event that the transfer of control of the Company occurs: (a) as the result of a court ruling or act, such as judicial seizure or sentence or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

CHAPTER IV

PERMANENT BODIES OF THE COMPANY

Article 13 - The following are permanent bodies of the Company: a) the General Meeting; b) the Board of Directors; c) the Executive Board; d) the Fiscal Board.

CHAPTER V

THE GENERAL MEETING

Article 14 - The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require.

Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law.

Article 15 - Notice of the General Meeting will be given in the written media, pursuant to the terms established by law.

Article 16 - Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to eight (8) days prior to the holding of the said Meeting.

First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission.

Second Paragraph – For the purposes of exercising the right set forth in paragraph 4 of article 141 of Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement.

Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.

Article 17 – The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

(i)             altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the Company is divided;

(ii)           creation of classes of preferred shares more favorable than the existing classes;

(iii)          conversion of preferred shares into common shares of the Company;

(iv)         participation in a group of companies, according to the definition contained in Article 265 of Law No. 6404/76;

(v)           amendment to the Company’s bylaws;

(vi)         increase or reduction of the Company’s Capital of Stock beyond the limit of the authorized capital, as well as redemption or amortization of its shares;

(vii)        transformation, consolidation, spin-off, merger or merger of shares involving the Company;

(viii)      increase or reduction in the number of members in the Company’s Board of Directors;

(ix)         ruling of bankruptcy, judicial and extrajudicial reorganization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation;

(x)           alteration of the dividends policy or the minimum mandatory dividends set forth in the Company’s bylaws;

(xi)         issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiii, below;

(xii)        decision on the delisting of shares or, if delisted, the obtaining of any new registration of the Company as a publicly-held Company;

(xiii)      appraisal of the assets which the shareholder contributes to the Capital of Stock increase;

(xiv)      election and substitution of members of the Board of Directors and Fiscal Council; and

(xv)       determination of the annual compensation of administrators.

CHAPTER VI

THE BOARD OF DIRECTORS

Article 18 - The Board of Directors of the Company is composed of eleven (11) members and their respective alternates, whether resident of Brazil or not, who are elected and may be removed from office at any time by the General Meeting.

First Paragraph – At least twenty percent (20%) of the members of the Board of Directors shall be independent directors, in accordance with the definition contained in the Company's policies.

Second Paragraph – When, by virtue of compliance with the percentage referred to in Paragraph 1 above, the result is a fractional number of directors, there shall be made a rounding up to the subsequent whole number.

Third Paragraph – The directors elected by separate vote shall be considered independent.

Article 19 - The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph – The position of Chief Executive Officer and Chairman of the Board of Directors cannot be held at the same time by the same individual except in the cases and under the terms set out in the Regulation.

Article 20 – The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted.

Sole Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office.

Article 21 - The terms of office of the Chairman and Vice-Chairman will be two (2) years, with re-election being permitted.

Article 22 - In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absences or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as President of the Board of Directors.

Article 23 - In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member in nominated by the remaining Members from among the alternate Members, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member.

Article 24 - The Board of Directors will normally meet every three (3) months, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members.

First Paragraph - Between the day of calling and the day of holding the meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty eight (48) hours, in addition to making duly supported docket available.

Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 25 - The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation.

Article 26 - The Board of Directors is responsible for:

(i)                      setting the general business policy of the Company;

(ii)                    deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than one hundred million Reais (R$ 100,000,000.00);

(iii)                   deciding the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof;

(iv)                   approving proposals for policies to be applied generally within the Company, including the contracting of insurance;

(v)                     providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves;

(vi)                  approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees;

(vii)                 approving the criteria for the employee participation in the profit sharing program;

(viii)               appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders’ Agreements filed at the Company’s headquarters;

(ix)                  monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts;

(x)                    appointing and replacing the independent auditors of the Company and its controlled companies;

(xi)                  calling the Annual and Extraordinary General Meeting(s);

(xii)                 submitting to the General Meeting proposals regarding consolidation, spin-off, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital;

(xiii)               deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums;

(xiv)                approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding two hundred million Reais (R$200,000,000.00), in accordance with the Company’s Business Plan;

(xv)                approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvi)               approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvii)             deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$ 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies;

(xviii)            deciding on contracts, except those for the provision of raw materials, between the Company, or any of its controlled companies, on the one part, and any of its shareholders holding common shares, any administrator of the Company, its controlling companies or related parties, on the other part, in amounts exceeding five million Reais (R$ 5,000,000.00) per transaction or jointly exceeding fifteen million Reais (R$ 15,000,000.00) per fiscal year;

(xix)               setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere;

(xx)                deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company;

(xxi)               deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution (“commercial paper”);

(xxii)              approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;

(xxiii)            approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares;

(xxiv)           approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting;

(xxv)             approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company;

(xxvi)           approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission;

(xxvii)          instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors;

(xxviii)        deciding, within the limits of its authority, on cases not covered by these bylaws; and

(xxix)           authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company.

Article 27 - The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions: a) calling and directing the meetings of the Board of Directors; b) calling the General Meeting, subject to approval by the Board of Directors.

Article 28 - The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected.

CHAPTER VII

EXECUTIVE BOARD

COMPLIANCE

Article 29 – The Company shall have a permanent Compliance Committee composed of at least three (3) independent members of the Board of Directors, appointed by the Board itself, in accordance with the Internal Regulations of said Committee.

Article 30 – The Company's shall have a department dedicated to compliance activities, to be led by a member of the senior management. Paragraph 2 - The Company shall have an area dedicated to the fulfillment of the functions set forth in this Article, the main individual responsible for it shall report directly to the Compliance and Audit Committee, not being subordinated to or bound to any other area or to any Company Officer, and who shall be ensured the powers necessary to make sure that their duties are performed independently.

CHAPTER VIII

EXECUTIVE BOARD

Article 31–The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article ~~30~~ 32– The Executive Board officers will have a term of office of three (3) years.

Sole Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the polices in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

Article ~~31~~ 33 - In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute.

Article ~~32~~ 34 - In the event of a vacancy in the position of Officer, the Board of Directors will be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Article ~~33~~ 35 - The Executive Board will be responsible for: a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies; b) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting.

Article ~~34~~36 - The Chief Executive Officer will be responsible for: a) proposing the overall organizational macrostructure of the Company to the Board of Directors; b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company’s Business Plan; c) calling and presiding over meetings of the Executive Board; d) submitting the Business Plan to approval by the Board of Directors; and e) proposing polices to the Board of Directors for general application in the Company.

Article ~~35~~37 - The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure.

Sole Paragraph – Without prejudice to the provisions of Article ~~37~~39 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court.

Article ~~36~~38 - The Company may nominate attorneys-in-fact and the relevant document must be signed by two members of the Executive Board.

Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office.

Article ~~37~~39 – Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by: a) 2 (two) Officers; b) one Officer and one Attorney-in-Fact, or two Attorneys-in-Fact with specific powers granted in accordance with Article ~~36~~ 38 of these Bylaws.

First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws: a) the endorsement of checks and money orders for deposit in the Company’s bank account; b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS); c) the registration and issue of documents regarding to labor, tax and customs  and digital certification related matters; and d) the receipt of any amounts due by signing the receipts and giving release.

Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in the Article ~~36~~ 38 of these Bylaws.

Article ~~38~~40 - The Executive Board will meet when summoned by the Chief Executive Officer.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article ~~31~~ 33, Sole Paragraph.

Article ~~39~~41 - The Executive Board is prohibited from: a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors; b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees on third-party liabilities, except to controlled companies, or if expressly authorized by the Board of Directors.

CHAPTER ~~VIII~~ IX

FISCAL BOARD

Article 4042 - The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided that they jointly represent ten per cent (10%) or more of the voting shares.

Article ~~41~~43 - The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting.

First Paragraph – The members of the Fiscal Board  will be invested in office  upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the polices in effect at the Company, remaining in their posts with full exercise of their duties until their substitutes take office.

Second Paragraph – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors form among the substitutes Directors, pursuant to the provision of the Shareholders’ Agreements filed at the Company’s headquarters, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

Third Paragraph – The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties.

Article ~~42~~44 - The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law.

CHAPTER ~~IX~~ X

FINANCIAL YEAR, FINANCIAL STATEMENTS AND

DISTRIBUTION OF PROFITS

Article ~~43~~45 - The financial year begins on January 1 and ends on December 31 of each year.

Article ~~44~~46 - At the end of each financial year, the Company’s financial statements will be prepared on the basis of the Company’s official accounting records, as established by law.

First Paragraph - Profit sharing eventually attributable to the Company’s officers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares.

Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock.

Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned: a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

Fourth Paragraph - The Company, may, at its discretion, draw up quarterly and/or half-yearly financial statements. If there is positive net income in such statements, dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, ad referendum of the General Meeting.

Fifth Paragraph - The Board of Directors may declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets.

Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article ~~44~~ 46 of these bylaws, respectively.

Article ~~45~~47 - The dividends and the interest on capital considered in the sixth paragraph of Article ~~44~~ 46 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capital, will revert to the Company.

CHAPTER ~~X~~XI

SHAREHOLDERS AGREEMENT

Article ~~46~~48 - The Shareholders Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company’s books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law.

CHAPTER ~~XI~~ XII

GENERAL CONSIDERATIONS

Article ~~47~~49 - The Company shall be liquidated pursuant to the terms of the Law.

Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee that will function during the liquidation period.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

EXHIBIT IX

MANAGEMENT PROPOSAL

FOR THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2018

Remote Voting Bulletin

(Remaining of the page left intentionally blank.

Remote Voting Bulletin on the next page)

Last update: 04/10/2018

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - BRASKEM S.A. to be held on 04/30/2018

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

This remote voting form (“Voting Form”) must only be filled out if the shareholder of Braskem S.A. (“Company”) decides to vote by remote voting, pursuant to CVM Instruction No. 481, dated as of December 17, 2009, as amended (“CVM Instruction 481/09”). In this case, it is necessary that the fields above are filled out with the complete name (or corporate name) of the Company´s shareholder (“Shareholder”) and its Federal Taxpayer’s Registry (CNPJ) or Individual Taxpayer’s Registry (CPF), as well as an e-mail address for eventual contact.

In addition, in order for this form to be considered valid and the votes recorded herein counted in the quorum for the Annual General Meeting (“AGM”), the following instructions must be observed:

• All fields must be duly filled out;

• All pages must be initialized; and

• At the last page, the shareholder(s) or it(s) legal representative(s), as the case may be and in accordance with the applicable law and regulation, must sign the Voting Form and signature notarization will be required.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The Shareholder may transmit the instructions for filling the Voting Form: (a) directly to the Company (Rua Lemos Monteiro, No. 120, 22nd floor, Zip code 05501-050, São Paulo, SP, c/o Relations Investors Department and/or by the e-mail braskem-ri@braskem.com.br, requesting receipt confirmation); or (b) to service providers who are able to provide services for collecting and transmitting instructions for Voting Form purposes, such as: (i) the Shareholder custodian agents, if the shareholders’ shares are held in central depositary institution; or (ii) to Itaú Corretora de Valores, the financial institution hired by the Company to provide bookkeeping services for the securities that are not in central depositary institution (Avenida Brigadeiro Faria Lima, No. 3.500, 3rd floor, São Paulo, SP, Zip code 04538-132 and/or by the e-mail atendimentoescrituracao@itau-unibanco.com.br, or by the website http://itau.com.br/securitiesservices/assembleiadigital / Phone number for the attendance of Shareholders: + 55 (11) 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations))

The shareholder who desires to exercise its voting right by sending the Voting Form directly to the Company, pursuant to item (a) above, must send the following documents, requiring notarization and consularization or application with certified translation (in case of foreign shareholders), as the case may be, to the Company: (i) Voting Form duly filled out, with all pages initialized and signed (not being possible to be signed by digital certificate) with shareholder signature notarization; (ii) proof of the Company’s shares ownership issued by the custodian institution or by the bookkeeping agent of the Company, depending on whether its shares are deposited at the central depositary or not and, in case intends to exercise the right set forth in article 144, §§ 4 and 5 of Law No. 6.404, dated as of December 15, 1976, as amended (“Brazilian Corporate Law”), the shareholder shall attest the nonstop equity capital for a period of, at least, three (3) months prior to the AGM; and (iii) copy of the following documents:

• Individuals: personal identity cards with photo and taxpayer registry document (CPF) of the shareholder (and, in the case of an attorney, a power of attorney with signature notarization, as well as the documents above of the attorney);

• Legal entities: documents of constitution or articles of association or Bylaws, minutes of the meeting which elected the Board of Directors (if available) and minutes of the meeting which elected the Executive Officers containing legal representation rights for representative(s) with representation rights to attend the AGM, as well as personal identity cards with photo and taxpayer registry document (CPF) of the legal representative(s) of such company, and, in the case of an attorney, a power of attorney with signature notarization, as well as the documents above of the attorney; and

• Investment funds: fund regulation and Bylaws or articles of association of administrator of the fund, as well as the minutes of the meeting that elected the legal representative(s) with representation rights to attend the AGM, as well as personal identity cards with photo and taxpayer registry document (CPF) of the legal representative(s) of such fund and, in the case of an attorney, a power of attorney with signature notarization, as well as the documents above of the attorney.

The following identification documents will be accepted, so long as they have a photo ID: identity card (RG and RNE), driver’s license (CNH), passports and professional class entity cards that are

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Annual General Meeting (AGM) - BRASKEM S.A. to be held on 04/30/2018 officially recognized as such.

In accordance with CVM Instruction 481/09, the Shareholder must transmit the Voting Form filling instructions to the custody agents no later than seven (7) days prior to the AGM that is, until April 30, 2018 (this day included). Any voting forms received by the Company after the date will be disregarded.

If the Shareholder choose to exercise its voting right by sending the Voting Form through their respective custody agents, the Shareholder must contact directly such institutions to verify the procedures established by them for the issuance of the instructions on the Voting Form, as well as the documents and information required to do so.

In accordance to article 21-U of CVM Instruction 481/09, the Company will inform the Shareholder that send the Voting Form up to three (3) days of the delivery of the Voting Forms, if the documents received are satisfactory to the requirements for votes considered valid or, if necessary, the procedures and deadlines for eventual rectifications or resend of the Voting Form, noting that such rectifications should be done in up to seven (7) days prior to the AGM, that is, by April 30, 2018 (this day included).

It should also be noted that the Company’s Management Proposal containing the documents provided as in articles 9, 10 and 12 of CVM Instruction 481/09, is available to Shareholders at the Company’s headquarters (Rua Eteno, No. 1.561, Polo Petroquímico, Camaçari, Bahia), in its website (http://www.braskem-ri.com.br), and at the website of Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) (www.cvm.gov.br).

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

As mentioned on item above (“Instructions for Delivery”), the Shareholder must send the Voting Form to the following address: Rua Lemos Monteiro, No. 120, 22nd floor, Zip code 05501-050, São Paulo, SP, c/o Relations Investors Department and/or by the e-mail braskem-ri@braskem.com.br, requesting confirmation of receipt.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

As mentioned on item above (“Instructions for Delivery”), the Shareholder must send the Voting Form to the following address: Avenida Brigadeiro Faria Lima, No. 3.500, 3rd floor, São Paulo, SP, Zip code 04538-132 and/or by the e-mail atendimentoescrituracao@itau-unibanco.com.br, or by the website http://itau.com.br/securitiesservices/assembleiadigital.

The phone number for the attendance of Shareholders is + 55 (11) 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations), and Mr. Marcio Conde Souza is the contact person.

Resolutions concerning the Annual General Meeting (AGM)

Simple Resolution

1. Examine, discuss and vote on the Management Report and respective Management Account and Company’s Financial Statement, containing the Notes to financial statements, for the fiscal year ended December 31, 2017, along with the Reports of the Independent Auditors and of the Fiscal Council.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2. Resolve on the capital budget of the Company in the amount of R$2,872,000,000.00 (two billion, eight hundred and seventy-two million reais) according to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3. Examine, discuss and vote the Management Proposal on the allocation of the results of the fiscal year ended December 31, 2017. [ ] Approve [ ] Reject [ ] Abstain

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Annual General Meeting (AGM) - BRASKEM S.A. to be held on 04/30/2018

Simple Question

4. Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to article 141 of Brazilian Corporate Law?

[ ] Yes [ ] No [ ] Abstain

Election of the board of directors by single group of candidates

Chapa Única

     RODRIGO JOSÉ DE PONTES SEABRA MONTEIRO SALLES (EFETIVO) / ANDRE AMARO DA SILVEIRA (SUPLENTE) JOÃO COX NETO (EFETIVO) / MARCELO MANCINI STELLA (SUPLENTE) LUIZ DE MENDONÇA (EFETIVO) / MAURO MOTTA FIGUEIRA (SUPLENTE) GESNER JOSÉ DE OLIVEIRA FILHO (EFETIVO) / TICIANA VAZ SAMPAIO MARIANETTI (SUPLENTE) MARCELO MOSES DE OLIVEIRA LYRIO (EFETIVO) / JOSÉ DE FREITAS MASCARENHAS (SUPLENTE) PEDRO OLIVA MARCILIO DE SOUSA (EFETIVO) / SUSAN BARRIO DE SIQUEIRA CAMPOS (SUPLENTE) CARLA GOUVEIA BARRETTO(EFETIVO) / SERGIO FRANÇA LEÃO (SUPLENTE) JOÃO CARLOS TRIGO DE LOUREIRO (EFETIVO) / PAULO CEZAR FERNANDES DA SILVA (SUPLENTE) ERNANI FILGUEIRAS DE CARVALHO (EFETIVO) / ARÃO DIAS TISSER (SUPLENTE) EDSON CHIL NOBRE (EFETIVO) MARCUS VINICIUS DE OLIVEIRA MAGALHÃES (EFETIVO)

5. Indication of all candidates that compose the plaque - Chapa Única

[ ] Approve [ ] Reject [ ] Abstain

6. In case one of the candidates that compose the chosen plaque no longer integrates it, can the votes corresponding to your shares continue to be conferred on the chosen plaque?

[ ] Yes [ ] No [ ] Abstain

7. In case of adoption of the election by multiple votes, shall the votes corresponding to your shares be distributed to the chosen plaque in equal percentages?

[ ] Yes [ ] No [ ] Abstain

8. List of all the candidates to indicate the percentage (%) of the votes to be attributed.

RODRIGO JOSÉ DE PONTES SEABRA MONTEIRO SALLES (EFETIVO) / ANDRE AMARO DA

SILVEIRA (SUPLENTE) [ ] %

JOÃO COX NETO (EFETIVO) / MARCELO MANCINI STELLA (SUPLENTE) [ ] %

LUIZ DE MENDONÇA (EFETIVO) / MAURO MOTTA FIGUEIRA (SUPLENTE) [ ] %

GESNER JOSÉ DE OLIVEIRA FILHO (EFETIVO) / TICIANA VAZ SAMPAIO MARIANETTI (SUPLENTE) [ ] %

MARCELO MOSES DE OLIVEIRA LYRIO (EFETIVO) / JOSÉ DE FREITAS MASCARENHAS (SUPLENTE) [ ] %

PEDRO OLIVA MARCILIO DE SOUSA (EFETIVO) / SUSAN BARRIO DE SIQUEIRA CAMPOS

(SUPLENTE) [ ] %

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - BRASKEM S.A. to be held on 04/30/2018

CARLA GOUVEIA BARRETTO(EFETIVO) / SERGIO FRANÇA LEÃO (SUPLENTE) [ ] %

JOÃO CARLOS TRIGO DE LOUREIRO (EFETIVO) / PAULO CEZAR FERNANDES DA SILVA (SUPLENTE) [ ] %

ERNANI FILGUEIRAS DE CARVALHO (EFETIVO) / ARÃO DIAS TISSER (SUPLENTE) [ ] % EDSON CHIL NOBRE (EFETIVO) [ ] % MARCUS VINICIUS DE OLIVEIRA MAGALHÃES (EFETIVO) [ ] %

Simple Question

9. Do you want to request the adoption of the separate election of a member to the Board of Directors, under the terms of the article 141, paragraph 4, item “I” of Brazilian Corporate Law?

[ ] Yes [ ] No [ ] Abstain

Simple Question

10. Do you want to request the adoption of the separate election of a member to the Board of Directors, under the terms of the article 141, paragraph 4, item “II” of Brazilian Corporate Law?

[ ] Yes [ ] No [ ] Abstain

Election of the fiscal board by single group of candidates

Chapa Única

ISMAEL CAMPOS DE ABREU (EFETIVO) / IVAN SILVA DUARTE (SUPLENTE)

GILBERTO BRAGA (EFETIVO) / CRISTIANE DA ROCHA RIBEIRO DE SOUZA (SUPLENTE) CARLOS ALBERTO RECHELO NETO (EFETIVO) / ALEXANDRE ANTÔNIO GERMANO

BITTENCOURT (SUPLENTE)

CRISTIANO GADELHA VIDAL CAMPELO (EFETIVO) / BRUNO CARVALHO BARUQUI

(SUPLENTE)

11. Indication of all candidates that compose the plaque - Chapa Única

[ ] Approve [ ] Reject [ ] Abstain

12. In case one of the candidates that compose the chosen plaque no longer integrates it, can the votes corresponding to your shares continue to be conferred on the chosen plaque? -

[ ] Yes [ ] No [ ] Abstain

Simple Question

13. Do you want to request the adoption for minority shareholders of common shares of the separate election of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, item “a” of Brazilian Corporate Law?

[ ] Yes [ ] No [ ] Abstain

Simple Question

14. Do you want to request the adoption for shareholders of preferred shares of the separate election of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, item “a” of Brazilian Corporate Law?

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Annual General Meeting (AGM) - BRASKEM S.A. to be held on 04/30/2018

[ ] Yes [ ] No [ ] Abstain

Separate election of the fiscal council - Preferred shares

15. Separate election of a member to the Fiscal Council by minority shareholders of preferred shares, pursuant to article 161, paragraph 4, item a of the Brazilian Corporation Law.

CHARLES RENNE LEBARBENCHON (EFETIVO) / ANDRÉ EDUARDO DANTAS (SUPLENTE)

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution 16. Resolve the annual and global management and Fiscal Council compensation for the 2018 fiscal year. [ ] Approve [ ] Reject [ ] Abstain
Simple Resolution 17. Resolve the amendment and ratification of management compensation remuneration of the fiscal year ended December 31, 2017. [ ] Approve [ ] Reject [ ] Abstain

City :__________________________________________________________________________

Date :__________________________________________________________________________

Signature :_____________________________________________________________________

Shareholder's Name :____________________________________________________________

Phone Number :__________________________________________________________________

Last update: 03/29/2018

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Extraordinary General Meeting (EGM) - BRASKEM S.A. to be held on 04/30/2018

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

This remote voting form (“Voting Form”) must only be filled out if the shareholder of Braskem S.A. (“Company”) decides to vote by remote voting, pursuant to CVM Instruction No. 481, dated as of December 17, 2009, as amended (“CVM Instruction 481/09”). In this case, it is necessary that the fields above are filled out with the complete name (or corporate name) of the Company´s shareholder (“Shareholder”) and its Federal Taxpayer’s Registry (CNPJ) or Individual Taxpayer’s Registry (CPF), as well as an e-mail address for eventual contact.

In addition, in order for this form to be considered valid and the votes recorded herein counted in the quorum for the Extraordinary General Meeting (“EGM”), the following instructions must be observed:

• All fields must be duly filled out;

• All pages must be initialized; and

• At the last page, the shareholder(s) or it(s) legal representative(s), as the case may be and in accordance with the applicable law and regulation, must sign the Voting Form and signature notarization will be required.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The Shareholder may transmit the instructions for filling the Voting Form: (a) directly to the Company (Rua Lemos Monteiro, No. 120, 22nd floor, Zip code 05501-050, São Paulo, SP, c/o Relations Investors Department and/or by the e-mail braskem-ri@braskem.com.br, requesting receipt confirmation); or (b) to service providers who are able to provide services for collecting and transmitting instructions for Voting Form purposes, such as: (i) the Shareholder custodian agents, if the shareholders’ shares are held in central depositary institution; or (ii) to Itaú Corretora de Valores, the financial institution hired by the Company to provide bookkeeping services for the securities that are not in central depositary institution (Avenida Brigadeiro Faria Lima, No. 3.500, 3rd floor, São Paulo, SP, Zip code 04538-132 and/or by the e-mail atendimentoescrituracao@itau-unibanco.com.br, or by the website http://itau.com.br/securitiesservices/assembleiadigital / Phone number for the attendance of Shareholders: + 55 (11) 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations))

The shareholder who desires to exercise its voting right by sending the Voting Form directly to the Company, pursuant to item (a) above, must send the following documents, requiring notarization and consularization or application with certified translation (in case of foreign shareholders), as the case may be, to the Company: (i) Voting Form duly filled out, with all pages initialized and signed (not being possible to be signed by digital certificate) with shareholder signature notarization; (ii) proof of the Company’s shares ownership issued by the custodian institution or by the bookkeeping agent of the Company, depending on whether its shares are deposited at the central depositary or not and, in case intends to exercise the right set forth in article 144, §§ 4 and 5 of Law No. 6.404, dated as of December 15, 1976, as amended (“Brazilian Corporate Law”), the shareholder shall attest the nonstop equity capital for a period of, at least, three (3) months prior to the EGM; and (iii) copy of the following documents:

• Individuals: personal identity cards with photo and taxpayer registry document (CPF) of the shareholder (and, in the case of an attorney, a power of attorney with signature notarization, as well as the documents above of the attorney);

• Legal entities: documents of constitution or articles of association or Bylaws, minutes of the meeting which elected the Board of Directors (if available) and minutes of the meeting which elected the Executive Officers containing legal representation rights for representative(s) with representation rights to attend the EGM, as well as personal identity cards with photo and taxpayer registry document (CPF) of the legal representative(s) of such company, and, in the case of an attorney, a power of attorney with signature notarization, as well as the documents above of the attorney; and

• Investment funds: fund regulation and Bylaws or articles of association of administrator of the fund, as well as the minutes of the meeting that elected the legal representative(s) with representation rights to attend the EGM, as well as personal identity cards with photo and taxpayer registry document (CPF) of the legal representative(s) of such fund and, in the case of an attorney, a power of attorney with signature notarization, as well as the documents above of the attorney.

The following identification documents will be accepted, so long as they have a photo ID: identity

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Extraordinary General Meeting (EGM) - BRASKEM S.A. to be held on 04/30/2018 card (RG and RNE), driver’s license (CNH), passports and professional class entity cards that are officially recognized as such.

In accordance with CVM Instruction 481/09, the Shareholder must transmit the Voting Form filling instructions to the custody agents no later than seven (7) days prior to the EGM that is, until April 30, 2018 (this day included). Any voting forms received by the Company after the date will be disregarded.

If the Shareholder choose to exercise its voting right by sending the Voting Form through their respective custody agents, the Shareholder must contact directly such institutions to verify the procedures established by them for the issuance of the instructions on the Voting Form, as well as the documents and information required to do so.

In accordance to article 21-U of CVM Instruction 481/09, the Company will inform the Shareholder that send the Voting Form up to three (3) days of the delivery of the Voting Forms, if the documents received are satisfactory to the requirements for votes considered valid or, if necessary, the procedures and deadlines for eventual rectifications or resend of the Voting Form, noting that such rectifications should be done in up to seven (7) days prior to the EGM, that is, by April 30, 2018 (this day included).

It should also be noted that the Company’s Management Proposal containing the documents provided as in articles 9, 10 and 12 of CVM Instruction 481/09, is available to Shareholders at the Company’s headquarters (Rua Eteno, No. 1.561, Polo Petroquímico, Camaçari, Bahia), in its website (http://www.braskem-ri.com.br), and at the website of Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) (www.cvm.gov.br).

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

As mentioned on item above (“Instructions for Delivery”), the Shareholder must send the Voting Form to the following address: Rua Lemos Monteiro, No. 120, 22nd floor, Zip code 05501-050, São Paulo, SP, c/o Relations Investors Department and/or by the e-mail braskem-ri@braskem.com.br, requesting confirmation of receipt.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

As mentioned on item above (“Instructions for Delivery”), the Shareholder must send the Voting Form to the following address: Avenida Brigadeiro Faria Lima, No. 3.500, 3rd floor, São Paulo, SP, Zip code 04538-132 and/or by the e-mail atendimentoescrituracao@itau-unibanco.com.br, or by the website http://itau.com.br/securitiesservices/assembleiadigital.

The phone number for the attendance of Shareholders is + 55 (11) 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations), and Mr. Marcio Conde Souza is the contact person.

Resolutions concerning the Extraordinary General Meeting (EGM)
Simple Resolution 1. Resolve the amendment of article 4 of the Company’s Bylaws due to conversion of shares by minority shareholders of class “B” preferred shares. [ ] Approve [ ] Reject [ ] Abstain
Simple Resolution

2. Resolve the inclusion of paragraphs 1, 2 and 3 in article 18 of the Company’s Bylaws to predict a minimum percentage of 20% of independent members of Board of Directors.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3. Resolve on the amendment of the Company’s Bylaws to include a Compliance chapter providing for the creation of a statutory Compliance Committee and the formalization of the existence of a compliance area in the Company.

[ ] Approve [ ] Reject [ ] Abstain

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City :__________________________________________________________________________

Date :__________________________________________________________________________

Signature :_____________________________________________________________________

Shareholder's Name :____________________________________________________________

Phone Number :__________________________________________________________________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.